Exhibit 99.1

Lima, Peru, February 8, 2021 – Credicorp Ltd. (NYSE: BAP) announced its unaudited results for the fourth quarter of 2020. These results are consolidated according to IFRS in Soles.

Fourth Quarter 2020 results

In 4Q20, Credicorp reported net income of S/653.4 million, which translated into an ROAE and ROAA of 10.8% and 1.1% respectively. YTD, Credicorp registered net income for 2020 of S/ 346.9 million. If we exclude non-recurring events this year for a total of S/539.4 million (adjusted for taxes), net income and adjusted ROE in 2020 were S/ 886.3 million and 3.5% respectively. These results reflect the most challenging environment that we have experienced at Credicorp in our 25 year history.

Economic activity recovered at a better-than-expected pace in 4Q20 as GDP posted significant improvement over the -30% registered in 2Q20. Recovery this quarter was driven by a more favorable external environment, which was marked by an increase in copper prices, and by an improvement in local economic indicators. For the fourth quarter of 2020, estimates suggest that GDP stands only 3% below its pre-pandemic levels.

Credicorp’s operating and financial indicators show signs of recovery i the microfinance, SME-Pyme and Individuals segments. Our clients’ recovery was also evident in the billing levels for loans, which registered growth in 4Q20, particularly in the Individuals segments.

The results in 4Q20 show:

QoQ expansion in average daily loan balances was driven by Government Loans (GP) while the structural loan portfolio registered a contraction, which was primarily fueled by a decrease in the balance levels for corporate banking at BCP, whose clients continued to repay facilities taken at the beginning of the crisis. In YoY terms, total loans grew 15.8% measured in average daily balances and 19.1% in quarter-end balances while structural loans (which do not include GP loans) registered growth of 4.2% in average daily balances and –2.2% in quarter-end balances.

NII contracted -4.3% QoQ. This was mainly driven by a decrease in interest income on loans, which was attributable to high inflows of low-interest government loans and to a decrease in the interest rates associated with structural loans. If we excluded non-recurring charges that affect interest income this quarter, NII situates at a stable level compared to last quarter. In 2020, NII fell –5.7%. This evolution was fueled by lower interest rates and a less profitable asset mix, which was partially offset by a decrease in interest expenses in a context of an improvement in the funding mix. Nevertheless, NII adjusted for non-recurring changes throughout the year fell –1%. The NIM and structural NIM margins were situated at 4.30% and 4.78% respectively in 2020.

Net provisions for loan losses fell significantly with regard to the level registered last quarter due to an improvement in macroeconomic expectations and to adjustments in the expected loss model, which led the cost of risk for the structural portfolio to situate at 2.44% in 4Q20. Provisions for loan losses in 2020 increased 220.7%, in line with the expected impact of the crisis. Thus, cost of risk in 2020 was 4.3%, compared to 1.6% in 2019. If we adjust provisions and loan balances excluding GP loans, structural cost of risk was 5.07% in 2020. Growth in provisions outpaced the expansion registered by the NPL portfolio; this led to a subsequent increase in the coverage ratio for the NPL portfolio, which situated at 156.1% in December 2020 versus 114.4% in December 2019.

Non-financial income expanded +20.7% QoQ in 4Q20, which was primarily attributable to the fact that fee exemptions were in place until the end of September, and as such the last quarter of the year was the only quarter that registered the impact of full fee collections. In 2020, non-financial income fell - 10.0%, which was attributable to a decrease in the transaction levels, particularly in the months of obligatory confinement in the first half of the year. In this context, fee income was the component that registered the most significant impact.

The underwriting result fell -27.9% in 2020. This was attributable to growth in claims in the Life business due to COVID-19-related mortality, which was slightly mitigated by a decrease in claims in P&C as indicated in the quarterly analysis.

The efficiency ratio increased +220bps QoQ, which reflected seasonal effects on operating expenses. In FY terms, the efficiency ratio in 2020 deteriorated 270 bps, which was due to a drop in income, mainly at BCP Stand-alone.

Table of Contents

Credicorp Ltd. (NYSE: BAP): Fourth Quarter Results 2020	3
Financial Overview	3
Credicorp and subsidiaries	4
1. Interest-earning assets (IEA)	5
1.1. Evolution of IEA	5
1.2. Credicorp Loans	6
1.2.1. Loan evolution by business segment	6
1.2.2. Evolution of the level of dollarization by segment	10
1.2.3. Market share in loans	11
2. Funding Sources	13
2.1. Funding Structure	13
2.2. Deposits	14
2.2.1. Deposits: dollarization level	15
2.2.2. Market share in Deposits	16
2.3. Other funding sources	16
2.4. Loan / Deposit (L/D)	17
2.5. Funding Cost	18
3. Portfolio quality and Provisions for loan losses	21
3.1. Provisions for loan losses	21
3.2. Portfolio Quality: Delinquency ratios	23
3.2.1. Delinquency indicators by business line	24
4. Net Interest Income (NII)	30
4.1. Interest Income	30
4.2. Interest Expenses	32
4.3. Net Interest Margin (NIM) and Risk-Adjusted NIM	33
5. Non-Financial Income	36
5.1. Fee Income	37
5.1.1. By subsidiary	37
5.1.2. Fee income in the Banking Business	38
6. Insurance Underwriting Result	40
6.1. Life Insurance	40
6.2. Property and Casualty Insurance	41
6.3. Acquisition Cost	43
6.4 Underwriting Result by Business	44
7. Operating Expenses and Efficiency	45
7.1. Credicorp’s Administrative, General and Tax Expenses	46
7.2. Operating Efficency	46
7.3. Efficiency Ratio	48
8. Regulatory Capital	50
8.1. Regulatory Capital – BAP	50
8.2. Regulatory Capital – BCP Stand-alone based on Peru GAAP	51
8.3. Regulatory Capital at Mibanco based on Peru GAAP	53
9. Credicorp’s Channels	55
9.1 Distribution model at BCP Stand-alone	55
9.1.1. Digital Clients	55
9.1.1.1. Evolution of digital clients by segment	55
9.1.2. Transactions by channel	56
9.1.3. Sales in Retail Banking	57
9.2. Other Credicorp Subsidiaries	57
9.2.1. Physical points of contact Mibanco	57
9.2.2. Physical points of contact BCP Bolivia	58
10. Economic Perspectives	59
10.1. Peru Economic Forecasts	59
10.2. Main Economic Variables	59
11. Appendix	63
11.1. Credicorp	63
11.2. Credicorp Stand-alone	65
11.3. BCP Consolidated	66
11.4. BCP Stand-alone	69
11.5. Mibanco	72
11.6. BCP Bolivia	73
11.7. Credicorp Capital	74
11.8. Atlantic Security Bank	75
11.9. Grupo Pacifico	77
11.10. Prima AFP	79
11.11. Table of calculations	80
11.12. Non-recurring events	81
11.13. Glossary of terms	82

Credicorp Ltd. (NYSE: BAP): Fourth Quarter Results 2020

Financial Overview

Credicorp Ltd.	Quarter			% change				Year		% change
S/ 000	4Q19	3Q20	4Q20	QoQ		YoY		2019	2020	2020/2019
Net interest income (1)	2,365,050	2,161,695	2,069,220	-4.3%		-12.5%		9,091,751	8,571,342	-5.7%
Provision for credit losses on loan portfolio, net of recoveries	(511,659)	(1,305,905)	(732,665)	-43.9%		43.2%		(1,845,936)	(5,920,508)	220.7%
Risk-adjusted net interest income (1)	1,853,391	855,790	1,336,555	56.2%		-27.9%		7,245,815	2,650,834	-63.4%
Non-financial income (1)	1,265,545	1,102,597	1,330,406	20.7%		5.1%		4,897,769	4,406,217	-10.0%
Insurance underwriting result (1)	142,443	(4,340)	84,866	-2055.4%		-40.4%		496,977	358,133	-27.9%
Total expenses (1)	(1,885,172)	(1,801,920)	(1,982,556)	10.0%		5.2%		(6,665,048)	(7,191,023)	7.9%
Profit before income tax (1)	1,376,207	152,127	769,271	405.7%		-44.1%		5,975,513	224,161	-96.2%
Income taxes (1)	(383,250)	(55,539)	(103,460)	86.3%		-73.0%		(1,623,182)	109,977	-106.8%
Net profit	992,957	96,588	665,811	589.3%		-32.9%		4,352,331	334,138	-92.3%
Non-controlling interest	20,127	(8,018)	12,407	-254.7%		-38.4%		87,027	(12,756)	-114.7%
Net profit attributable to Credicorp	972,830	104,606	653,404	524.6%		-32.8%		4,265,304	346,894	-91.9%
Net income / share (S/)	12.24	1.32	8.22	524.1%		-32.8%		53.64	4.37	-91.9%
Loans	115,609,679	136,148,711	137,659,885	1.1%		19.1%		115,609,679	137,659,885	19.1%
Deposits and obligations	112,005,385	137,202,674	142,365,502	3.8%		27.1%		112,005,385	142,365,502	27.1%
Net equity	26,237,960	23,594,683	24,945,870	5.7%		-4.9%		26,237,960	24,945,870	-4.9%
Profitability
Net interest margin (2)	5.49%	4.05%	3.73%	-32	bps	-176	bps	5.40%	3.82%	-158	bps
Risk-adjusted Net interest margin (2)	4.30%	1.60%	2.41%	n.a.		-189	bps	4.30%	1.18%	-312	bps
Funding cost (2)	2.29%	1.74%	1.34%	-40	bps	-95	bps	2.36%	1.79%	-57	bps
ROAE (2)	14.9%	1.8%	10.8%	n.a.		-410	bps	17.03%	1.36%	n.a.
ROAA (2)	2.1%	0.2%	1.1%	n.a.		-100	bps	2.3%	0.2%	n.a.
Loan portfolio quality
IOL ratio (3)	2.85%	3.04%	3.40%	36	bps	55	bps	2.85%	3.40%	55	bps
IOL over 90 days ratio	2.15%	2.53%	2.69%	16	bps	54	bps	2.15%	2.69%	54	bps
NPL ratio (4)	3.88%	4.17%	4.61%	44	bps	73	bps	3.88%	4.61%	73	bps
Cost of risk (2)(5)	1.77%	3.84%	2.13%	-171	bps	36	bps	1.60%	4.30%	270	bps
Coverage ratio of IOLs	155.4%	233.1%	211.7%	-2140	bps	5630	bps	155.4%	211.7%	5630	bps
Coverage ratio of IOL 90-days	206.6%	280.5%	266.8%	-1370	bps	6020	bps	206.6%	266.8%	6020	bps
Coverage ratio of NPLs	114.4%	169.9%	156.1%	-1380	bps	4170	bps	114.4%	156.1%	4170	bps
Operating efficiency
Efficiency ratio (1) (6)	45.5%	45.0%	47.2%	220	bps	170	bps	43.6%	46.3%	270	bps
Operating expenses / Total average assets (1)(7)	4.02%	3.09%	3.06%	-3	bps	-96	bps	4.96%	4.25%	-71	bps
Insurance ratios
Combined ratio of P&C (8)(9)	94.1%	84.8%	81.4%	-340	bps	-1270	bps	94.1%	81.4%	-1270	bps
Loss ratio (9)(10)	62.7%	86.0%	75.4%	-1060	bps	1270	bps	64.0%	70.4%	640	bps
Capital adequacy (11)
BIS ratio (12)	14.47%	15.39%	14.93%	-46	bps	46	bps	14.47%	14.93%	46	bps
Tier 1 ratio (13)	11.07%	10.70%	10.41%	-29	bps	-66	bps	11.07%	10.41%	-66	bps
Common equity tier 1 ratio (14)	12.35%	11.45%	11.40%	-5	bps	-95	bps	12.35%	11.40%	-95	bps
Employees	35,846	37,572	36,806	-2.0%		2.7%		35,846	36,806	2.7%
Share Information
Outstanding Shares	94,382	94,382	94,382	0.0%		0.0%		94,382	94,382	0.0%
Treasury Shares (15)	14,872	14,977	14,915	-0.4%		0.3%		14,872	14,915	0.3%
Floating Shares (1)	79,510	79,405	79,467	0.1%		-0.1%		79,510	79,467	-0.1%

(1) Figures differ from previously reported, please consider the data presented on this report.

(2) Annualized.

(3) Internal overdue loans include overdue loans and loans under legal collection, according to our internal policy for overdue loans. Internal Overdue ratio: Internal overdue loans / Total loans.

(4) Non-performing loans (NPL): Internal overdue loans + Refinanced loans. NPL ratio: NPL / Total loans.

(5) Cost of risk: Annualized Provision for credit losses on loan portfolio, net of recoveries / Total loans.

(6) Efficiency ratio = (Salaries and employee benefits + Administrative expenses + Depreciation and amortization + Association in participation + Acquisition cost) / (Net interest income + Fee Income + Net gain on foreign exchange transactions + Net Gain From associates + Net gain on derivatives held for trading + Result on exchange differences + Net Premiums Earned).

(7) Operating expenses / Average of Total Assets. Average is calculated with period-beginning and period-ending balances.

(8) Combined ratio = (Net claims / Net earned premiums) + [(Acquisition cost + Operating expenses) / Net earned premiums]. Does not include Life insurance business.

(9) Considers Grupo Pacifico's figures before eliminations for consolidation to Credicorp.

(10) Net claims / Net earned premiums.

(11) All Capital ratios are for BCP Stand-alone and based on Peru GAAP.

(12) Regulatory Capital / Risk-weighted assets (legal minimum = 10% since July 2011).

(13) Tier 1 = Capital + Legal and other capital reserves + Accumulated earnings with capitalization agreement + (0.5 x Unrealized profit and net income in subsidiaries) - Goodwill - (0.5 x Investment in subsidiaries) + Perpetual subordinated debt (maximum amount that can be included is 17.65% of Capital + Reserves + Accumulated earnings with capitalization agreement + Unrealized profit and net income in subsidiaries - Goodwill).

(14) Common Equity Tier I = Capital + Reserves – 100% of applicable deductions (investment in subsidiaries, goodwill, intangibles and net deferred taxes that rely on future profitability) + retained earnings + unrealized gains.

Adjusted Risk-Weighted Assets = Risk-weighted assets - (RWA Intangible assets, excluding goodwill, + RWA Deferred tax assets generated as a result of temporary differences in income tax, in excess of 10% of CET1, + RWA Deferred tax assets generated as a result of past losses)."

(15) Include shares held by Atlantic Security Holding Corporation (ASHC) and share-based payments.

Credicorp and subsidiaries

Earnings contribution *	Quarter			% change		Year		% change
S/ 000	1Q19	4Q19	1Q20	QoQ	YoY	2019	2020	2020 /2019
Universal Banking
BCP Stand-alone	725,464	421,770	570,181	35.2%	-21.4%	3,163,236	605,751	-80.9%
BCP Bolivia	13,487	(20,753)	(20,750)	0.0%	n.a	78,508	(74,257)	n.a
Microfinance	-	-	-	0.0%	0.0%	-	-	0.0%
Mi banco (1)	100,034	(154,812)	22,461	n.a	-77.5%	391,688	(370,465)	n.a
Mibanco Colombia	(307)	(68,383)	(12,537)	-81.7%	n.a	3,633	(97,380)	n.a
Insurance and Pensions	-	-	-	0.0%	0.0%	-	-	0.0%
Grupo Pacifico(2)	113,760	(14,545)	8,528	n.a	-925%	376,999	192,330	-49.0%
Prima AFP	46,829	38,037	62,951	65.5%	34.4%	196,590	148,141	-24.6%
Investment Banking and Wealth Management	-	-	-	0.0%	0.0%	-	-	0.0%
Credicorp Capital	4,631	25,782	13,140	-50.9%	183.7%	43,883	55,897	27.4%
Atlantic Security Bank	42,824	(60,949)	70,233	n.a	64.0%	186,540	135,877	-27.2%
Others(3)	(73,892)	(62,541)	(60,803)	-2.8%	-17.7%	(175,773)	(249,000)	41.7%
Net profit attributable to Credicorp	972,830	104,606	653,404	n.a	-32.8%	4,265,304	346, 894	-91.9%

*Contributions to Credicorp reflect the eliminations for consolidation purposes (e.g. eliminations for transactions among Credicorp’s subsidiaries or between Credicorp and its subsidiaries).

(1) The figure is lower than the net income of Mibanco because Credicorp owns 99.921% of Mibanco (directly and indirectly).

(2) The contribution is higher than Grupo Pacifico’s net income because Credicorp owns 65.20% directly, and 33.61% through Grupo Credito.

(3) Includes Grupo Credito excluding Prima AFP (Servicorp and Emisiones BCP Latam), others of Atlantic Security Holding Corporation and others of Credicorp Ltd.

	Quarter			Year
ROAE	4019	3Q20	4Q20	2019	2020
Universal Banking
BCP Stand-alone	18.2%	11.3%	14.7%	20.4%	3.8%
BCP Bolivia	7.3%	-12.0%	-12.1%	11.0%	-10.4%
Microfinance
Mibanco(1)	19.4%	-35.8%	4.8%	20.1%	-18.1%
Mibanco Colombia	-7.4%	-107.5%	-18.8%	-7.5%	-30.5%
Insurance and Pensions
Grupo Pacifico (2)	14.7%	-2.1%	1.2%	14.0%	6.7%
Prima	27.3%	24.6%	37.7%	29.5%	21.2%
Investment Banking and Wealth Management
Credicorp Capital	3.1%	16.3%	7.8%	6.5%	8.4%
Atlantic Security Bank	22.2%	-29.9%	32.8%	26.1%	17.4%
Credicorp	14.9%	1.8%	10.8%	17.0%	1.4%

(1) ROAE including goodwill of BCP from the acquisition of Edyficar (Approximately US$ 50.7 million) was 18.2% in 4Q19, -33.2% in 3Q20 and 4.5% in 4Q20. YTD was 18.8% for December 2019 and -16.9% for December 2020.

(2) Figures include unrealized gains or losses that are considered in Pacifico’s Net Equity from the investment portfolio of Pacifico Vida. ROAE excluding such unrealized gains was 19.9% in 4Q19, -2.5% in 3Q20 and 15% in 4Q19."""" YTD was 16.5% for December 2018 and 8.2% for December 2019.""

In 4Q20, Credicorp registered net income of S/ 653.4 million, which translated into a ROAE of 10.8% (10 pp above 3Q20 results).

This quarter, Credicorp recorded non-recurring events, which are detailed in this report and Annex 11.12. These non-recurring events impacted Credicorp’s 4Q20 results by S/ -71.8 million, after taxes. If we exclude non-recurring events, Credicorp’s adjusted 4Q20 net income was S/ 725.1 million, which represented an improvement compared to the S/ 289.4 million registered in 3Q20. In this context, Credicorp’s adjusted 4Q20 ROAE was situated at 12.0%, which topped the 4.9% reported in 3Q20. In full-year terms, Credicorp registered a net income for 2020 of S/ 346.9 million. If we exclude non-recurring events this year for a total of S/539.4 million (adjusted for taxes), net income and adjusted ROAE in 2020 were S/ 886.3 million and 3.5% respectively.

1.       Interest-earning assets (IEA)

At the end of December 2020, IEAs registered growth of +2.3% QoQ and +29.2% YoY, which was driven primarily by expansion in the loan and investment portfolios. Loans, measured in average daily balances, reported growth of +2.0% QoQ and +18.8% YoY. This expansion was mainly attributable to an increase in loans at BCP Stand-alone that was led by the SME-Business and SME-Pyme retail segments, which was spurred by an inflow of government loans through Reactiva Peru. Mibanco also posted growth due to loans through Reactiva program and, to a lesser extent, modest recovery in disbursements for structural loans. If we isolate the effect generated by government programs (Reactiva Peru and FAE-Mype) in the calculation for total loan growth, loans in the Structural Portfolio fell -2.0% QoQ and -2.7% YoY in average daily balances.

Interest earning assets	As of			% change
S/ 000	Dec 19	Sep 20	Dec 20	QoQ	YoY
Cash and due from banks(1)	19,697,831	28,219,512	28,544,161	1.2%	44.9%
Interbank funds	111,575	2,031	32,221	1486.5%	-71.1%
Total investments(1)	33,530,531	51,648,986	55,173,742	6.8%	64.5%
Cash collateral, reverse repurchase agreements and securities borrowing	4,288,524	2,821,116	2,394,302	-15.1%	-44.2%
Financial assets designated at fair value through profit or loss	620,544	729,059	823,270	12.9%	32.7%
Total loans (2)	115,609,679	136,148,711	137,659,885	1.1%	19.1%
Total interest earning assets (1)	173,858,684	219,569,415	224,627,581	2.3%	29.2%

Total Investments	As of			% change
S/ 000	Dec 19	Sep 20	Dec 20	QoQ	YoY
Fair value through profit or loss investments(1)	3,850,762	6,658,680	6,467,471	-2.9%	68.0%
Fair value through other comprehensive income investments(1)	26,202,723	40,712,831	43,743,889	7.4%	66.9%
Amortized cost investments	3,477,046	4,277,475	4,962,382	16.0%	42.7%
Total investments (1)	33,530,531	51,648,986	55,173,742	6.8%	64.5%

(1) Figures differ from previously reported, please consider the data presented on this report.

(2) Quarter-end balances.

1.1. Evolution of IEA

Total loans

Total loans measured in quarter-end balances grew +1.1% QoQ, driven by a number of factors. The final disbursements made under Reactiva Peru, coupled with the partial recovery registered in BCP Stand-alone’s retail segments and Mibanco’s portfolio contributed positively to the evolution of total loans. This evolution was partially offset by the decrease in the Wholesale portfolio and the Credit Card segment in BCP Stand-Alone. If we isolate the effect of loans granted through Government programs (Reactiva Peru and FAE-Mype), loans in the “Structural Portfolio” reported growth of +1.0% QoQ in quarter-end balances.

The quarterly evolution of the portfolio was mainly driven by a shift in average daily balances at BCP Stand-alone and at Mibanco:

(i)	The largest increase in the portfolio was attributable to Retail Banking at BCP Stand-alone, which was primarily due to the partial recovery in the Consumer and Mortgage segments and to the final disbursements made to the SME-Pyme and SME-Business segments through the government program Reactiva Peru. This growth was partially offset by de decline in Wholesale balances.

(ii)	The Mibanco portfolio also reported positive growth due to the final disbursements made through Reactiva Peru and to a recovery in the disbursement level of the structural portfolio.

Loans measured in quarter-end balances increased +19.1% YoY, driven primarily by the participation of BCP Stand-alone and Mibanco in Reactiva Peru. If we isolate the effect of loans granted through government programs (Reactiva Peru a d FAE-Mype) loans within the structural portfolio fell -2.2% YoY. If we look at the performance of the total universe of loans, YoY growth was attributable to an uptick in loan balances at BCP Individual (+18.8% YoY) and Mibanco (+20.5% YoY), which was driven by:

(i)	Growth in the Retail Portfolio at BCP Stand-alone, which was led by SME-Pyme segment and to a lesser extent by SME-Business, after both segments experienced an uptick in disbursements for working capital loans in LC through Reactiva Peru.

(ii)	Loan growth in the Wholesale Banking portfolio at BCP Stand-alone, which was led by an increase in disbursements in LC through Reactiva Peru in the Middle-Market segment. This expansion, however, was offset by the evolution in Corporate Banking, where demand for loans fell due to the economic lockdown and to the fact that many businesses had already moved to shore up liquidity through low-cost financing earlier in the pandemic.

(iii)	Growth in the Mibanco portfolio, which was primarily attributable to loans through Reactiva Peru and FAE-Mype programs but also driven, albeit to a lesser extent, to a recovery in structural disbursements in the last two quarters of the year.

The YoY increase in loans was also attributable to the exchange rate effect on the FC portfolio generated by the 9.3% appreciation in the US Dollar YoY. If we exclude said effect, total loans reflect growth of 15.8% YoY in real terms for the total portfolio but register a decline of -5.2% YoY for the structural portfolio. At the end of December 2020, FC loans represented 32.5% of total loans versus 38.7% in December 2019. This reduction is attributable to an increase in LC loans, which was spurred by inflows of government loans, and to the drop in FC loans in the Wholesale Banking portfolio.

Investments

Total investments increased +6.8% QoQ and +64.5% YoY, driven by growth in the fair value through other comprehensive income portfolio at BCP Stand-alone, where expansion was spurred by an uptick in purchases of low-risk assets in the context of a highly liquid financial system. The government’s financial relief programs have been used by our clients to pay suppliers, payrolls and other working capital needs. Most of this fresh capital and payments have remained in account balances held in the financial system and in the case of Credicorp, at BCP, that led to a significant increase in the company liquidity. In this scenario, and in keeping with our strategy to optimize the structure of the balance while increasing the profitability of liquid assets, we moved to invest in low-risk assets such as certificates of deposit and sovereign bonds. These new investments were made in LC.

Other IEA

Available funds increased 44.9% YoY due to the excess liquidity generated by loan inflows from Government programs. A large portion of these loans were used to pay suppliers and payroll or to cover working capital needs but remain in account balances held in the financial system and in the case of Credicorp, at BCP. Available funds grew 1.2% QoQ in the context of a highly liquid financial system.

1.2. Credicorp Loans

1.2.1. Loan evolution by business segment

The table below shows loan composition by subsidiary and business segment measured in average daily balances. These balances provide the most complete picture of how loan interest, which constitutes Credicorp’s primary source of income, has evolved. Additionally, average daily balances reflect trends or variations to a different degree than quarter-end balances which may include pre-payments or loans made at the end of the quarter. In comparative terms, these payments, affect average daily balances less than quarter-end balances and as such, the former provide a more balanced picture of loan evolution.

Average daily loan balances grew +2.0% QoQ and +18.8% YoY, which was due primarily to an increase in balances in the SME-Business and SME-Pyme segments at BCP Stand-alone given that BCP Stand-alone was a major player in loan disbursements through the government’s financial relief program “Reactiva Peru.” If we focus solely on the evolution of structural loans, rather than on the evolution of total loans (which include government loans), we see that the “Structural Portfolio” fell -2.0% QoQ and -2.7% YoY. QoQ and YoY growth in loan balances was concentrated in local currency given that government loans were disbursed in soles.

Loan evolution measured in average daily balances by segment (1)(2)

	TOTAL LOANS							% change
	Expressed in million S/			Structural		% change		Strctural		% Part. in total loans			Structural
	4Q19	3Q20	4Q20	3Q20	4Q20	QoQ	YoY	QoQ	YoY	4Q19	3Q20	4Q20	4Q20
BCP Stand-alone	94,390	111,385	112,981	93,444	91,075	1.4%	19.7%	-2.5%	-3.5%	82.3%	83.4%	82.9%	81.7%
Wholesale Banking	47,446	54,838	51,675	48,330	44,988	-5.8%	8.9%	-6.9%	-5.2%	41.4%	41.1%	37.9%	40.3%
Corporate	28,860	31,448	28,522	30,626	27,771	-9.3%	-1.2%	-9.3%	-3.8%	25.2%	23.5%	20.9%	24.9%
Middle - Market	18,586	23,389	23,153	17,704	17,216	-1.0%	24.6%	-2.8%	-7.4%	16.2%	17.5%	17.0%	15.4%
Retail Banking	46,944	56,547	61,306	45,113	46,088	8.4%	30.6%	2.2%	-1.8%	41.0%	42.3%	45.0%	41.3%
SME - Business	5,806	10,014	10,893	4,574	4,652	8.8%	87.6%	1.7%	-19.9%	5.1%	7.5%	8.0%	4.2%
SME - Pyme	10,194	16,062	19,239	10,068	10,262	19.8%	88.7%	1.9%	0.7%	8.9%	12.0%	14.1%	9.2%
Mortgage	16,590	16,816	17,218	16,816	17,218	2.4%	3.8%	2.4%	3.8%	14.5%	12.6%	12.6%	15.4%
Consumer	8,659	9,018	9,544	9,018	9,544	5.8%	10.2%	5.8%	10.2%	7.6%	6.8%	7.0%	8.6%
Credit Card	5,695	4,637	4,412	4,637	4,412	-4.9%	-22.5%	-4.9%	-22.5%	5.0%	3.5%	3.2%	4.0%
Mibanco	10,310	11,593	12,679	9,729	9,865	9.4%	23.0%	1.4%	-4.3%	9.0%	8.7%	9.3%	8.8%
Bolivia	7,563	8,149	8,272	8,149	8,272	1.5%	9.4%	1.5%	9.4%	6.6%	6.1%	6.1%	7.4%
ASB	2,368	2,438	2,293	2,438	2,293	-6.0%	-3.2%	-6.0%	-3.2%	2.1%	1.8%	1.7%	2.1%
BAP’s total loans	114,631	133,565	136,226	113,760	111,506	2.0%	18.8%	-2.0%	-2.7%	100.0%	100.0%	100.0%	100.0%

Largest contraction in volumes
Highest growth in volumes

For consolidation purposes, loans generated in FC are converted to LC.

(1) Includes Work out unit, and other banking.

(2) Structural Portfolio excludes the average daily balances from loans offered through de Reactiva Peru y FAE-Mype Government Programs

Loan Growth QoQ in Average Daily Balances

Expressed in millions of S/

+2.0% (-2.0% Structural Portfolio)

Government programs (Reactiva and FAE Mype)
Structural

In the analysis by segment, QoQ growth in loans measured in average daily balances was led by segments that received loans through Government programs.

Retail Banking loans reported an increase in their share of loan growth due to an uptick in the balances of SME-Pyme (+S/3,177 million +19.8% QoQ) and SME-Business (+S/879 million, +8.8% QoQ). This expansion was driven by loans through Reactiva Peru for working capital. Other retail segments, namely Consumer and Mortgage, reversed the downward trend posted last quarter; on the contrary, Credit Card balances fell –4.9% QoQ. If we isolate the effect of government loans from the calculation for growth, SME-Pyme registered expansion of 1.9% QoQ while SME-Business grew 1.7%.

Mibanco’s loan portfolio reported growth of +9.4% QoQ, which was driven by final disbursements under government relief programs and, to a lesser extent, to disbursements for structural loans. When we extract government loans from the total loan base used to calculate growth, we find that Mibanco’s structural portfolio grew 1.4% QoQ.

Wholesale Banking reported a drop of -5.8% QoQ in average daily balances due to a strong reduction in structural balances in the Corporate segment and, to a lesser extent, in the Middle-Market segment. The decline was attributable to the fact that at the beginning of the pandemic, wholesale banking clients assumed a conservative position and harnessed credit utilization to ensure liquidity to buffer uncertainty. Now that operations have resumed, the need for financing has dropped and clients have begun to pay off short-term loans.

At BCP Bolivia, the loan portfolio grew +1.5% QoQ after growth in Wholesale Banking and Mortgage balances offset the drop in balances for retail products, namely consumer and small and medium loans.

Loan Growth YoY in Average Daily Balances

Expressed in millions of S/

+ 18.8% (-2.7% Portafolio Estructural)

Government programs (Reactiva and FAE Mype)
Structural

An analysis of YoY growth by segment measured in average daily balances shows:

Growth in Retail Banking, led by expansion in SME-Pyme (+S/9,046 million, +88.7% YoY) and SME- Business (+S/5,087 million +87.6% YoY) after an uptick in inflows through Reactiva Peru. Growth in these segments was followed by expansion in Consumer (+S/885 million, +10.2% YoY) and Mortgage (+S/628 million, +3.8% YoY), which experienced a drop in performance due to the pandemic and lockdown measures throughout 2Q20 and 3Q20 but in 4Q20, resumed growth in line with economic recovery. On the contrary, Credit Card balances fell, due in large part to the fact that this product is generally used most in sectors of the economy that have been hardest hit by lockdown restrictions, including travel, restaurants and retail establishments, which have yet to post significant recovery. The drop in CC balances was also attributable, albeit to a lesser extent, to the fact that the calculation base was larger in 4Q19, which was “pre-pandemic,” and given that in seasonal terms, 4Q hits a peak due to year-end economic activities. When we exclude Government program loans from the calculation base, SME-Pyme grew +0.7% YoY while SME-Business contracted -19.9%.

Growth in Wholesale Banking was led by Middle Market Banking, which registered significant expansion (+S/4,567 million, +24.6% YoY) due to disbursements through Reactiva Peru. On the contrary, Corporate Banking balances fell (-S/338 million, -1.2% YoY) after disbursements dropped in a context of economic slowdown and an increase in liquidity in the corporate sector, which sought out low-cost financing early in the pandemic when interest rates were low. These variations were also driven by the exchange rate effect generated by an appreciation in the US Dollar. 40.0% of the loans in the Middle Market segment and 55.8% of Corporate Banking loans are in FC. If we exclude the exchange rate effect, the Middle Market segment registers growth of 20.4% but the Corporate Banking Segment falls -5.7%. When we exclude loans from Government programs from the total loan base used to calculate growth, Middle Market Banking loans fall –7.4% YoY and Corporate Banking, -3.8%.

Loan growth at Mibanco (+23.0% YoY) was driven by loans disbursed through Reactiva Peru and FAE-Mype. Reactiva and FAE loans represented approximately 22% of Mibanco’s portfolio in average daily balances. Mibanco’s share of loans in phase 2 of Reactiva Peru was significantly higher than that registered for phase 1. This was due to the fact that in the latter stage, the Government relaxed loan access conditions for smaller businesses, which meant that a larger proportion of Mibanco’s clients was eligible for assistance. When we exclude Government loans from the calculation base, we find that Mibanco’s structural portfolio fell -4.3% YoY.

The increase of +9.4% YoY in loans at BCP Bolivia was led by growth in Corporate Banking, followed by expansion in Mortgage and SME-Pyme loans. It is important to note that the microlending segment in Bolivia reported a significant decline YoY (greater than ~30% YoY). The perspectives for this segment and for other are still uncertain, given that the financial sector is exercising caution with the onset of a second wave of Covid-19 infections and a difficult political environment.

Full year growth in average daily loan balances per segment (1)(2)(3)

Expressed in millions of S/

	TOTAL LOANS					Structural		% Part. in total loans
	Expressed in million S/		Structural	change		Change				Structural
	2019	2020	2020	S/	%	S/	%	2019	2020	2020
BCP Stand-alone	90,935	106,515	94,705	15,579	17.1%	3,770	4.1%	82.1%	83.0%	82.1%
Wholesale Banking	46,266	52,528	48,401	6,262	13.5%	2,135	4.6%	41.8%	40.9%	42.0%
Corporate	28,155	30,785	30,279	2,631	9.3%	2,124	7.5%	25.4%	24.0%	26.3%
Middle - Market	18,111	21,741	18,122	3,631	20.0%	11	0.1%	16.3%	16.9%	15.7%
Retail Banking	44,670	53,987	46,304	9,317	20.9%	1,634	3.7%	40.3%	42.1%	40.2%
SME - Business	5,487	8,474	4,986	2,987	54.4%	-501	-9.1%	5.0%	6.6%	4.3%
SME - Pyme	9,754	14,390	10,194	4,636	47.5%	441	4.5%	8.8%	11.2%	8.8%
Mortgage	15,831	16,969	16,969	1,139	7.2%	1,139	7.2%	14.3%	13.2%	14.7%
Consumer	8,105	9,166	9,166	1,061	13.1%	1,061	13.1%	7.3%	7.1%	8.0%
Credit Card	5,493	4,988	4,988	-505	-9.2%	-505	-9.2%	5.0%	3.9%	4.3%
Mibanco	10,080	11,431	10,183	1,351	13.4%	103	1.0%	9.1%	8.9%	8.8%
Bolivia	7,334	8,002	8,002	669	9.1%	669	9.1%	6.6%	6.2%	6.9%
ASB	2,452	2,397	2,397	-54	-2.2%	-54	-2.2%	2.2%	1.9%	2.1%
BAP’s total loans	110,800	128,346	115,287	17,545	15.8%	4,487	4.0%	100.0%	100.0%	100.0%

Largest contraction in volumes
Highest growth in volumes

For consolidation purposes, loans generated in FC are converted to LC.

(1) Includes Work out unit, and other banking.

(2) Structural Portfolio excludes the average daily balances from loans offered through de Reactiva Peru y FAE-Mype Government Programs

(3) Differs from previously reported, please consider the figures presented on this report.

Full year growth in average daily loan balances by segment

Expressed in millions of S/

+15.8% (+4.0% Structural Portfolio)

Government programs (Reactiva and FAE-Mype)
Structural

An analysis of annual growth in average daily balances reveals the following:

(i)	Retail Banking was the largest contributor to total growth, led by SME-Pyme (+S/4,636 million, +47.5% YTD) and SME-Business (+S/2,987 million, +54.4% YTD.), both of which received large inflows of loans from Reactiva Peru. Other segments that contributed to expansion in this portfolio were the Mortgage segment (+S/1,139 million, +7.2% YTD) and Consumer (+S/1,061 million, +13.1% YTD), which were hit hard by the pandemic and lockdown measures in previous quarters but resumed growth in 4Q20 to close the year with positive contributions. On the contrary, Credit Card balances fell given that pre-pandemic calculation base in 2019 was markedly larger and the fact that the use of this product dropped when consumers cut household spending due to the pandemic. If we isolate the effect of Government loans in the calculation for total loan growth, expansion in SME-Pyme was situated at +4.5% YTD while SME-Business was down -9.1%.

(ii)	Growth in Wholesale Banking, where both Middle Market Banking and Corporate Banking posted considerable expansion. Middle Market Banking grew +S/3,631 million, +20.0% YTD. This expansion was due primarily to disbursements through Reactiva Peru. Corporate Banking, in turn, grew +S/2,631 million, +9.3% YTD, driven by an increase in low-cost disbursements at the beginning of the pandemic in a context of attractive rates and the fact that businesses sought to safeguard liquidity in the face of uncertainty. Expansion in these segments was also attributable, although to a lesser extent, to the exchange rate effect generated by the appreciation in the US Dollar.

(iii)	Growth in Mibanco loans (+13.4% YTD) was primarily associated with loans from government relief programs: Reactiva Peru and FAE. Expansion in these programs began in 2Q20 and picked up in 3Q20 with the roll out of phase 2 of Reactiva Peru, which reached a larger number of clients in the microfinance segment. If we extract the effect of government programs from the calculation for total growth, structural loans expanded 1.0%.

(iv)	BCP Bolivia preformed positively and was up +9.1%; growth was led by the Wholesale Banking portfolio and the Mortgage segment in Retail Banking.

1.2.2. Evolution of the level of dollarization by segment

Loan evolution by currency - average daily balances (1)(2)

	DOMESTIC CURRENCY LOANS							% change		FOREIGN CURRENCY LOANS					% part. by currency
	Expressed in million S/			Structural		% change		Structural		Expressed in million US$					4Q20
	4Q19	3Q20	4Q20	3Q20	4Q20	QoQ	YoY	QoQ	YoY	4Q19	3Q20	4Q20	QoQ	YoY	LC	FC
BCP Stand-alone	60,870	78,056	80,945	60,115	59,039	3.7%	33.0%	-1.8%	-3.0%	10,000	9,375	8,865	-5.4%	-11.3%	71.6%	28.4%
Wholesale Banking	21,614	28,201	26,490	21,694	19,802	-6.1%	22.6%	-8.7%	-8.4%	7,707	7,493	6,969	-7.0%	-9.6%	51.3%	48.7%
Corporate	12,854	14,204	12,596	13,381	11,845	-11.3%	-2.0%	-11.5%	-7.8%	4,775	4,851	4,407	-9.1%	-7.7%	44.2%	55.8%
Middle-Market	8,760	13,997	13,894	8,313	7,957	-0.7%	58.6%	-4.3%	-9.2%	2,931	2,642	2,562	-3.0%	-12.6%	60.0%	40.0%
Retail Banking	39,257	49,855	54,455	38,421	39,237	9.2%	38.7%	2.1%	0.0%	2,293	1,882	1,896	0.7%	-17.3%	88.8%	11.2%
SME - Business	2,695	7,545	8,402	2,105	2,161	11.4%	211.8%	2.7%	-19.8%	928	694	689	-0.7%	-25.7%	77.1%	22.9%
SME - Pyme	9,982	15,862	19,040	9,868	10,062	20.0%	90.7%	2.0%	0.8%	63	56	55	-2.1%	-12.9%	99.0%	1.0%
Mortgage	14,249	14,673	15,063	14,673	15,063	2.7%	5.7%	2.7%	5.7%	698	603	596	-1.1%	-14.6%	87.5%	12.5%
Consumer	7,465	7,717	8,119	7,717	8,119	5.2%	8.8%	5.2%	8.8%	356	366	394	7.8%	10.7%	85.1%	14.9%
Credit Card	4,865	4,058	3,831	4,058	3,831	-5.6%	-21.3%	-5.6%	-21.3%	248	163	161	-1.4%	-35.1%	86.8%	13.2%
Mibanco	9,785	11,085	12,191	9,221	9,377	10.0%	24.6%	1.7%	-4.2%	157	143	135	-5.5%	-13.7%	96.1%	3.9%
Bolivia	-	-	-	-	-	-	-	-	-	2,256	2,292	2,289	-0.1%	1.5%	-	100.0%
ASB	-	-	-	-	-	-	-	-	-	706	686	635	-7.5%	-10.2%	-	100.0%
Total loans	70,655	89,141	93,136	69,336	68,416	4.5%	31.8%	-1.3%	-3.2%	13,119	12,496	11,924	-4.6%	-9.1%	68.4%	31.6%

Largest contraction in volumes
Highest growth in volumes

For consolidation purposes, loans generated in FC are converted to LC.

(1) Includes Work out unit, and other banking.

(2) Structural Portfolio excludes the average daily balances from loans offered through de Reactiva Peru y FAE-Mype Government Programs.

Government loan disbursements, which were in local currency, drove the upward trend in the LC portfolio both QoQ and YoY. In this regard, significant expansion was spurred by LC loans through Reactiva Peru for the SME-Pyme and SME-Business clients in Retail Banking, Middle Market borrowers in Wholesale Banking and Mibanco’s clients. The structural portfolio in LC contracted both QoQ and YoY after the drop in Corporate Banking and due to the fact that pandemic dealt a hefty blow to the Credit Card segment.

The evolution of FC loans followed the opposite track, falling both QoQ and YoY in the majority of segments due to a downturn in commercial activity in the context of COVID-19 and to the fact that the government offered large amounts of state-backed, low-cost financing through relief programs in LC.

YoY evolution of the level of dollarization by segment (1)(2)(3)

(1) Average daily balances.

(2) The FC share of Credicorp’s loan portfolio is calculated including BCP Bolivia and ASB, however the chart shows only the loan books of BCP Stand-alone and Mibanco.

(3) The year with the historic maximum level of dollarization for Wholesale Banking was 2012, for Mibanco was 2016 and for the rest of segments was 2009.

At BCP Stand-alone, the dollarization level fell YoY to situate at 28.4%. The downward trend was evident across segments but the drop in dollarization in the SME-Business segment, which went from 54% at the end of December 2019 to 23% at the end of December 2020, was particularly noteworthy. The aforementioned was attributable to a significant increase in LC loan disbursements in this segment through the Reactiva Peru program.

1.2.3. Market share in loans

Market share in Peru (1)

(1) Figures differ from previously reported, please consider the data presented in this report.

Peruvian Financial System (1)

At the end of November 2020, BCP Stand-alone continued to lead the Peruvian financial system1 with a market share (MS) of 30.4%, which outpaced the 18.8% share registered by its closest competitor. Mibanco increased its share of the total Financial system to 3.4%, marking an improvement over the 3.3% reported last quarter. BCP and Mibanco have considerably increased their market shares in the system, particularly in the SME-Pyme segment due to loans through Reactiva Peru and FAE-Mype.

In Wholesale Banking, the Corporate Banking segment reported an MS of 37.8%, which represented a decline of -110pbs QoQ and growth of +30pbs YoY. Middle Market Banking registered an MS of 37.0%, which reflected a drop of -10pbs QoQ and +110pbs YoY. The YoY increase in Middle Market Banking was attributable to loan disbursements through Reactiva Peru. It is important to note that these segments at BCP Stand-alone lead their respective markets.

Within Retail Banking, BCP continued to lead the market in the Mortgage and SME-Business segments with shares of 32.4% and 38.1%, respectively. Leadership in the SME-Business segment was boosted by the fact that BCP disbursed a large share of the loans offered by Reactiva Peru. In the Consumer and Credit Card segments, BCP ranked second for market share.

In the SME-Pyme segment, Mibanco continued to lead with a record-breaking market share of 28.6%. Growth QoQ and YoY (27.9% in 3Q20 and 20.8% in 4Q19) was attributable to disbursements through Reactiva Peru and FAE-Mype. BCP is the number 2 player in this segment in terms of market share with and MS of 18.9%, which reflects the significant boost provided by loans under Reactiva Peru.

Bolivian Financial System

Finally, MS at BCP Bolivia reported a drop both QoQ and YoY, while leading local competitors increased their balances in the Corporate segment. In this context, BCP Bolivia moved from fifth place to six place in the Bolivian Financial System with a MS of 9.2%.

2.       Funding Sources

At the end of 4Q20, total funding increased +2.5% QoQ and +34.8% YoY. Growth was attributable to expansion in Deposits and obligations and in BCRP Instruments. The increase reported for deposits was driven by growth in saving deposits and in demand deposits, particularly non-interest-bearing deposits. Both of these deposit types are associated with lower costs. Growth in BCRP Instruments was driven by the government programs Reactiva Peru and FAE. The aforementioned offset the reduction in Other sources of funding, which were replaced by lower-cost alternatives. In this context, Credicorp’s structural funding cost fell -16 bps QoQ, -86 bps YoY and -57 bps YTD, which was attributable to funding mix and rate effects.

Funding	As of			% change
S/ 000	Dec 19	Sep 20	Dec 20	QoQ	YoY
Demand deposits	34,213,188	53,574,151	54,530,356	1.8%	59.4%
Saving deposits	35,179,770	45,999,882	50,069,129	8.8%	42.3%
Time deposits	34,034,037	29,785,440	29,324,090	-1.5%	-13.8%
Severance indemnity deposits	7,897,199	7,127,617	7,736,747	8.5%	-2.0%
Interest payable	681,191	715,584	705,180	-1.5%	3.5%
Deposits and obligations	112,005,385	137,202,674	142,365,502	3.8%	27.1%
Due to banks and correspondents	8,841,732	6,601,722	5,978,257	-9.4%	-32.4%
BCRP instruments	4,381,011	25,344,724	25,734,963	1.5%	487.4%
Repurchase agreements	1,820,911	1,204,487	1,072,920	-10.9%	-41.1%
Bonds and notes issued	14,946,363	16,425,832	16,319,407	-0.6%	9.2%
Total funding	141,995,402	186,779,439	191,471,049	2.5%	34.8%

2.1. Funding Structure

Evolution of the funding structure and cost – BAP

(S/ millions)

(1) 2019 figures differ from previously reported due to the implementation of IFRS 19, where financing expenses related to lease agreements are included

The figure depicting the Evolution of Credicorp’s cost and funding structure is calculated with quarter-end balances. In general, the funding structure reflects:

(i)	Significant growth in deposits (+3.8% QoQ and +27.1% YoY), the main source of funding and a lower-cost alternative in comparison to Other sources of funding. The increase in the deposit volume was attributable to the measures taken by the government, which gave retail banking a platform to capture deposits and allowed clients in the wholesale banking, business and SME clients to benefit from loans from Reactiva Peru y FAE, which were subsequently deposited in accounts at BCP Stand-alone and Mibanco. Growth in deposits accounted for 108.7% and 61.3% of total growth in funding QoQ and YoY respectively.

(ii)	Within the deposit mix, demand deposits and savings deposits reported significant growth at the end of Dec 2020. These deposits account for 73.5% of total deposits (vs 72.6% in Sept 20 and 62.0% in Dec 19). Also, an increase in severance indemnity deposits due to statutory payments to dependent workers. Growth in the shares of aforementioned deposit types was attributable to a contraction in other types of deposits, which were replaced by lower-cost alternatives.

(iii)	The contraction in Other sources of funding is attributable to maturities and expirations of obligations and repos (-0.8% QoQ). In percentual terms, this contraction was offset by an increase in BCRP Instruments, which was spurred by government programs (further details in section 2.3 Other sources of funding). In this context, BCRP Instruments share of total funding remained high (13.4% in Dec 20) in terms of the figure posted in Sept 20 (13.6%) but showed a notable increase with regard to the 3.1% registered in Dec 19.

2.2. Deposits

Deposits and obligations	As of			% change
S/ 000	Dec 19	Sep 20	Dec 20	QoQ	YoY
Demand deposits	34,213,188	53,574,151	54,530,356	1.8%	59.4%
Saving deposits	35,179,770	45,999,882	50,069,129	8.8%	42.3%
Time deposits	34,034,037	29,785,440	29,324,090	-1.5%	-13.8%
Severance indemnity deposits	7,897,199	7,127,617	7,736,747	8.5%	-2.0%
Interest payable	681,191	715,584	705,180	-1.5%	3.5%
Deposits and obligations	112,005,385	137,202,674	142,365,502	3.8%	27.1%

Deposits and Obligations expanded +3.8% QoQ. The QoQ evolution of the deposit mix indicates:

(i)	Savings deposits posted +8.8% growth QoQ, mainly in LC. The increase is given by bonus payments recorded in the last month of the year. Likewise, these low-cost deposits led to an increase in funds held in savings accounts, bolstered by campaigns to attract savings through digital and cost-efficient channels.

(ii)	The +1.8% growth in demand deposits was attributable to growth in the volume of current accounts in LC at BCP Stand-alone. This growth was primarily associated with loans under Reactiva Peru, whose balances were transferred and held in the accounts of institutional clients. Growth in demand deposits was due entirely to non-interest bearing deposits, which had a positive impact on the funding cost. Interest-earning deposits fell -12.5% QoQ.

(iii)	Growth in severance indemnity deposits (+8.5%), mainly at BCP Stand-alone and in LC due to economic reactivation and the fact that dependent workers received statutory payments to this account in November 2020.

(iv)	Contraction in time deposits, which was primarily attributable to BCP Stand-alone and driven by a decrease in this type of deposit. It is important to note that these deposits have been replaced by lower-cost deposits.

In YoY terms, deposits and obligations grew +27.1%. Growth in deposits followed the same trend found in the QoQ analysis. The aforementioned was partially attenuated by a drop in time deposits, which reflected the decreases reported in the Middle Market and BCP Stand-alone segments.

2.2.1. Deposits: dollarization level

Dollarization Level of Deposits (1) – BAP

(1) Q-end balances.

Credicorp – Deposit Dollarization measured in quarter-end balances

The dollarization level of Credicorp’s deposits remained stable QoQ, which was attributable to the fact that LC and FC experienced similar growth in volumes (+3.7% in LC vs +3.9% in FC). Saving, demand and severance deposits shows increase in the last quarter. Expansion in savings deposits was primarily attributable to individuals while the increase in demand deposits was associated with Wholesale Banking clients, both at BCP Stand-alone. Additionally, severance deposits registered an increase, commensurate with November depositing requirements for employers. The aforementioned offset the contraction in other types of deposits in LC.

In terms of FC volumes, growth was attributable to savings deposits and, to a lesser extent, to demand deposits. The quarterly evolution was attributable to the exchange rate effect generated by the +0.7% appreciation in the US Dollar, which drove an increase in FC deposits. In the case of demand deposits, growth was spurred by an uptick in volumes from institutional clients in Middle Market Banking at BCP Stand-alone.

The YoY evolution reveals a significant contraction at the dollarization level. The aforementioned was attributable to growth in demand deposits and savings deposits in LC, which was higher than the increase in deposits FC.

It is important to note that a significantly higher increase in deposit volumes for demand deposits and savings deposits in LC (QoQ and YoY) was driven by the different economic relief measures implemented by the Peruvian government to provide individuals and companies with liquidity, in soles, during the pandemic. In this context, companies received loan facilities backed by government programs and individuals were allowed to withdraw funds from their severance and pension accounts (severance indemnity and AFP). These funds were subsequently held in bank accounts at BCP Stand-alone and Mibanco. The immediate liquidity effect also explains the reduction in time deposits, both in LC and FC.

2.2.2. Market share in Deposits

Market share in Peru

Source: SBS

(1) Figures may not add due to rounding.

Peruvian Financial System

At the end of Nov 20, Credicorp’s subsidiaries in Peru, BCP Stand-alone and Mibanco reported market shares of 31.8% and 2.3% respectively. In this context, Credicorp maintained leadership in the market for total deposits in the financial system with an MS significantly higher than that of its closest competitor (whose MS is 19.7%).

In the YoY analysis, which eliminates a seasonal effect, BCP Stand-alone increased its share by 200 bps with regard to the figure reported at the end of Dec 19. This was due primarily to the fact that demand deposits grew significantly this period (+410 bps). Mibanco’s market share fell 2.3% (vs 2.8% in Dec 19) due to a contraction in the MS for time deposits.

Bolivian Financial System

BPC Bolivia continued to rank fifth in the Bolivian financial system with an MS of 9.5% at the end of Dec 20 (versus 9.3% in Sep 20). In the YoY analysis, the MS fell -30 bps in comparison to the figure at the end of Dec 19 (9.8%).

2.3. Other funding sources

Other funding sources		As of		% change
S/ 000	Dec 19	Sep 20	Dec 20	QoQ	YoY
Due to banks and correspondents	8,841,732	6,601,722	5,978,257	-9.4%	-32.4%
BCRP instruments	4,381,011	25,344,724	25,734,963	1.5%	N/A
Repurchase agreements	1,820,911	1,204,487	1,072,920	-10.9%	-41.1%
Bonds and notes issued	14,946,363	16,425,832	16,319,407	-0.6%	9.2%
Total other funding sources	29,990,017	49,576,765	49,105,547	-1.0%	63.7%

The total level of Other sources of funding fell -0.8% QoQ. This was driven mainly by the expiration of sources of funding that carry higher rates. This reduction was offset by an increase in the volume of BCRP Instruments, which increased their share of total Other sources of funding to 52.4% (in comparison to 51.1% at the end of Sept 20).

Due to banks and correspondents fell, due to (i) BCP Stand-alone, where obligations in FC with foreign financial institutions expired and, to lesser extent to (ii) Mibanco, which was affected by expiration of obligations with companies in the national financial system, and (iii) ASB, after a decrease was registered in the volume of obligations in FC after products expired and were not renewed.

In terms of BCRP Instruments, significant growth was attributable to the evolution at BCP Stand-alone to a lesser extent, to movements at Mibanco, after inflows of new repos. Growth in these instruments was driven by the liquidity facilities offered by the Peruvian government for loan disbursements under Reactiva Peru and FAE. It is important to note that BCRP repos, which are tied to funds from government relief programs, are administered at rates below 1%.

Repos contracted due to the expiration of repos with foreign financial institutions (FC) at BCP Stand-alone and ASB.

Bonds and issued notes registered a decrease after the exchange of a Senior Global bond in the month of October at BCP Stand-alone and in LC.

The YoY evolution reveals growth of +63.7% in Other sources of funding, which was attributable to an increase in the level of BCRP Instruments, as indicated in the QoQ analysis. Growth in this source represents 112% of the total increase in Other sources of funding, which may offset the drop registered in Other sources of funding.

2.4. Loan / Deposit (L/D)

Loan / Deposit Ratio by Subsidiary

The L/D ratio at Credicorp contracted QoQ to situate at 96.7%. Expansion was attributable to that fact that growth in deposits (+3.8%) outpaced the expansion registered by loans (+1.1%).

The analysis by subsidiary shows the same trend as that seen for BCP Stand-alone (95.9% Dec 20 vs 99.1% Sept 20). The QoQ drop in the L/D at BCP Stand-alone was generated by a scenario in which deposit growth (+3.5%) outstripped loan growth (+0.1%). The increase in deposits was driven by government financial relief programs for individuals and companies; withdrawals of severance and AFP funds; and the fact that disbursements from Reactiva Peru were deposited in current or savings accounts. The primary driven of growth in loans, on the other hand, were Reactiva Peru loans to companies. In the case of Mibanco, QoQ growth in the L/D was generated in a context marked by a +6.4% increase in loans versus +4.5% increase in deposits. Significant loan expansion this period was driven by disbursements under Reactiva Peru and FAE.

In the YoY analysis, the L/D ratio at Credicorp and BCP Stand-alone fell as growth in deposits (+27.1% and +30.2% respectively) outpaced expansion at the loan level (+19.1% and +18.8% respectively). Mibanco’s L/D ratio followed the same trend as that seen in the QoQ analysis.

Loan / Deposit Ratio by Currency

Local Currency Foreign Currency

In the QoQ analysis by currency, we see a reduction in the L/C ratio in LC at Credicorp and BCP. This drop was generated by an increase in deposits (+3.6% and +3.7% respectively), which was driven by government facilities and a seasonal variation in severance deposits. The L/C in FC at Credicorp, BCP Stand-alone and Mibanco contracted due to growth in LC deposits. In the case of Mibanco, the L/D ratio in FC contracted slightly due to a decrease in loan volumes (-7.6%) in a context of a drop in the commercial transactions level.

In the YoY analysis, we see a contraction in the L/C ratio in LC and FC at Credicorp after growth in deposits outpaced expansion in loans, in line with the explanation provided in 2.2 Deposits.

2.5. Funding Cost

Funding Cost – Credicorp (1)(2)(3)

(1) The funding cost by currency is calculated with the average of period-beginning and period-end balances.

(2) 2019 figures differ from previously reported due to the implementation of IFRS 16, where financing expenses related to lease agreements are included.

(3) Structural Funding Cost deducts the impact in expenses and funding related to GP Loans (BCRP Repos) and deducts non-recurring events from Interest Expense

Credicorp’s funding cost fell -40 bps QoQ and -96 bps YoY. The QoQ evolution shows:

(i)	The reduction in the total funding cost was attributable to an increase in funding (+2.5%) and a decrease in interest expenses (-20.0%). Growth in the funding level was driven by an increase in deposits, the main source of funding and in BCRP Instruments, while the drop in expenses was due to a decrease in interest on deposits and bonds. An analysis of the total cost of structural funding that excludes interest and funding from government programs indicates that the ratio situated at 1.43% (-16 bps QoQ).

(ii)	The drop in the funding cost in LC (-20 bps) was attributable to a -9.0% contraction in interest expenses and to growth of +2.5% in total funding. Expansion in the total funding volume in LC was attributable to growth of +3.7% in deposits and BCRP Instruments. If we analyze the cost of structural funding in LC (excluding the effects of government programs), said cost falls -21 bps (1.36% 4Q20 vs 1.57% 3Q20). This was primarily driven by a decrease in interest on deposits (-8.8% QoQ), which was in line with an improvement in the mix in 4Q20, where low-cost deposits (savings and non-interest-bearing deposits) reported the highest growth.

(iii)	The reduction in the funding cost in FC (-65 bps) was driven by a decrease in interest expenses due to a drop in expenses for bonds and issued notes given that in 3Q20, a non-recurring charge was reported for liability management. This was accompanied by an increase in FC deposits, which was spurred by an exchange rate effect. The funding cost in FC in 4Q20 was situated at 1.51% (an improvement of -11 bps).

The YoY analysis reveals a reduction in the total funding cost due to:

(i)	Growth in total funding of +34.8% YoY, which was primarily attributable to an increase in low-cost funding: deposits and low-cost funding from government programs. This was attributable to the high level of liquidity generated in the financial system by economic relief programs.

(ii)	Deposit mix: given a -33.2% reduction in interest expenses on deposits was recorded YoY. This was attributable to an improvement in the deposit mix, when demand and savings deposits registered the highest growth with variations of +59.4% and +42.3% respectively while higher costs deposits, such as time and severance deposits, fell -13.8% and -2.0% respectively.

(iii)	The effect rate: given that interest rates (national and international) have presented a downward trend in the context of economic contraction due to the pandemic.

In the aforementioned context, the total structural funding cost in LV and FC registered a broad contraction of -86 bps, -104 bps and -70 bps YoY respectively. Cost of funding is at the lowest level registered in the last 4 years, which attests to the success of the strategy to restructure liabilities at Credicorp with an eye on improving the profile of maturities and reducing the funding cost curve in national and foreign currencies.

In the FY analysis, the funding cost registered a 57 bps decline due to:

(i)	An increase in the funding volume due to the measures taken by the Peruvian government in 2020 with the advent of COVID-19.

(ii)	A decrease in expenses for deposits, which was mainly attributable to reduction in below-market rates, where demand deposits and savings deposits grew considerably.

The funding cost by subsidiary is depicted in the following figure:

Funding Cost by subsidiary– Credicorp (1)(2)

(1) 2019 figures differ from previously reported due to the implementation of IFRS 16, where financing expenses related to lease agreements are included.

(2) Structural Funding Cost deducts the impact in expenses and funding related to GP Loans (BCRP Repos) and deducts non-recurring events from Interest Expense

(i)	The funding cost at BCP Stand-alone followed a trend similar to that seen for the funding cost at Credicorp, which registered a contraction QoQ and YoY. The decline was due to (i) the volume effect, which was driven by significant growth in BCRP Instruments and deposits, (ii) an improvement in the funding mix after the volume of lower-cost funding sources increased and (iii) the rate effect, where all funding sources registered a reduction in their implicit rates. The structural funding cost at BCP Stand-alone, excluding expenses and funding associated with government programs, situates at 1.12%, which represents a decline of -16 bps QoQ and -89 bps YoY. FY, funding cost decreased -58% due to measures relief from the Peruvian Government.

(ii)	Mibanco also reported a considerable contraction QoQ and YoY in the funding cost. In the QoQ and YoY analysis, the decrease in the financial expense line (-12.9% and -28.4% respectively) was attributable to a drop in interest on deposits, which was primarily driven by a context of lower rates in the retail segment and for time deposits, as well as by an improvement in the funding mix. The total funding volume increased +6.2% QoQ and +19.8% YoY, spurred by repos under government programs, which contributed to the denominator of the calculation. Finally, the structural funding cost at Mibanco, excluding the effects of Reactiva and FAE, situates at 3.15% to represent a decline of -52 bps QoQ and -124 bps YoY. This contributes positively to interest margins. FY, funding cost of Miabnco decreased -90 bps due measures before mention.

(iii)	The funding cost at BCP Bolivia registered a slight increase QoQ (+8 bps) due to similar growth in both expenses and funding (+6.5% y +6.4%, respectively). The YoY funding cost registered a small increase of +9 bps, which was attributable to growth in interest expenses on deposits after higher-cost deposits (time) registered an increase in volume. FY, growth of +14 bps was attributable to an increase in interest expenses on deposits.

3.       Portfolio quality and Provisions for loan losses

At the end of 4Q20, net provisions for loan losses registered a significant decline with regard to the level posted last quarter (-43.9% QoQ), which was attributable to an improvement in expectations for 2021 and in the probability of default of specific segments. The aforementioned led the Cost of Risk (CofR) to situate at 2.13% with a structural CofR of 2.44% (compared to 3.84% and 4.36% in 3Q20 respectively). The variations in annual and full-year terms reflect the fact that COVID-19 has generated the deepest global recession since World War II.

In terms of traditional delinquency ratios, the IOL and NPL ratios registered growth after the grace periods on Credicorp’s pandemic relief facilities expired. The deterioration seen in both portfolios was mainly attributable to the evolution of the Retail portfolio at BCP Stand-alone, particularly in the Consumer segment, and to the performance of Mibanco. In this context, the coverage ratio for the NPL portfolio situated at 156.1% in 4Q20 (versus 169.9% in 3Q20 and 114.4% in 4Q19).

QoQ Evolution of the Cost of Risk (bps)

(1) Includes BCP Bolivia, Encumbra, Bancompartir, ASB and eliminations for consolidation purposes

Reprogrammed and Payment Ratios

In 4Q20, in line with on-going economic reactivation, an improvement was observed in the payment ratio of maturing installments at both BCP and Mibanco. In the case of BCP's Retail Banking, on-time payments rose from 94% in September to 96% in December, while at Mibanco the ratio improved from 84% in September to 93% in December.

As of December, the breakdown of our up-to-date structural portfolio was as follows:

In the case of Retail Banking at BCP, 20% reprogrammed and up-to-date, 74% were non-reprogrammed up-to-date loans, and 6% overdue loans (in comparison to the 23%, 71% and 6% in 3Q20, respectively). In the case of Mibanco, 45% were reprogrammed and up-to-date; 49% were non-reprogrammed up-to-date loans; and 6% overdue loans (in comparison to the 61%, 35% and 4% in 3Q20, respectively).

Incorporating the total of reprogrammed loans for the Wholesale and BCP Bolivia portfolios, the level of reprogrammed loans at Credicorp level represents approximately 15% of total loans. Reprogramming facilities have helped prevent further deterioration in the portfolio.

3.1. Provisions for loan losses

Provision for credit losses on loan portfolio, net of recoveries	Quarter			% change		Year		% change
S/ 000	4Q19	3Q20	4Q20	QoQ	YoY	2019	2020	2020 / 2019
Gross provision for credit losses on loan portfolio	(568,727)	(1,348,726)	(785,194)	-41.8%	38.1%	(2,100,091)	(6,080,289)	189.5%
Recoveries of written-off loans	57,068	42,821	52,529	22.7%	-8.0%	254,155	159,781	-37.1%
Provision for credit losses on loan portfolio, net of recoveries	(511,659)	(1,305,905)	(732,665)	-43.9%	43.2%	(1,845,936)	(5,920,508)	220.7%

Provisions fell -43.9% QoQ due to:

(i)	An improvement in macroeconomic expectations for coming years, aligned to the economic reactivation. It is important to note that these expectations may be affected by future waves of infections or strict confinement measures.

(ii)	Since the beginning of the pandemic, forward-looking provisions were set aside in a context of high uncertainty regarding COVID-19’s total impact on the economy and on the credit quality of clients. Given the progress in clients’ payment behavior and a reduction in risk levels, in line with the improvement in transactional, provision expenses have gradually fallen since 2Q20.

In this context, the contraction in provisions was mainly attributable to Mibanco, due to (i) the improvement in the probability of default (PD), in line with the improvement in the risk quality of the new loans originated, (ii) improvements in the evolution of reprogrammed loans and collection processes, and (iii) a provisions reversal. BCP Stand-alone also contributed to a contraction in the provisions level, primarily via its SME-Pyme segment. The decrease in provisions expenses was primarily driven by drop in the probability of default.

The aforementioned was offset by the growth in provisions of Retail Banking at BCP Stand-alone, mainly in the Credit Card and Consumer segment, due to (i) the incorporation into Stage 3 of clients who had two facilities and arrears in excess of 30 days, (ii) an increase in entries in default, and (iii) growth in the volume of loans. In addition, BCP Bolivia recorded higher provisions this quarter due to political volatility stemming from the presidential election in 4Q20 and the possibility that new regulations may be enacted with potential adverse effects for financial institutions.

In the YoY and accumulated analysis, net provisions for loan losses net of recoveries registered a significant increase after clients experienced a reduction in their debt service capacities in the context of the COVID-19 pandemic. The increase in provisions was driven by the same retail segments that drove the QoQ analysis but was also impacted by the evolution in Wholesale Banking, where adjustments were made to the probability of default of clients in Stage 3 to anticipate potential difficulties in the execution of guarantees. Credicorp and the government have taken distinct measures to attenuate deterioration at the client and economic levels respectively.

Cost of risk

	Quarter			% change		Year		% change
Cost of risk and Provisions	4Q19	3Q20	4Q20	QoQ	YoY	2019	2020	2020 / 2019
Cost of risk (1)	1.77%	3.84%	2.13%	-171 bps	36 bps	1.60%	4.30%	270 bps
Structural Cost of risk (2)	1.77%	4.36%	2.44%	-192 bps	67 bps	1.60%	5.07%	347 bps
Provision for credit losses on loan portfolio, net of recoveries / Net interest income	21.6%	60.4%	35.4%	-2500 bps	1380 bps	20.3%	69.1%	4860 bps

(1) Annualized Provision for credit losses on loan portfolio, net of recoveries / Total loans.

(2) The Structural Cost of risk excludes the provisions for credit losses on loan portfolio, net of recoveries and total loans from the Reactiva Peru and FAE Government Programs.

In the aforementioned scenario, Credicorp’s CofR fell -171 bps QoQ but increased +36 bps YoY and +270 bps full-year 2020. If we exclude provisions and loans associated with government programs (GP), the cost of risk for the structural portfolio at Credicorp situated at 2.44% in 4Q20 and 5.07% in FY 2020, which represented a reduction of -192 bps QoQ and an increase of +67 bps YoY and +347 bps FY 2020.

3.2. Portfolio Quality: Delinquency ratios

Portfolio quality and Delinquency ratios	As of			% change
S/ 000	Dec 19	Sep 20	Dec 20	QoQ	YoY
Total loans (Quarter-end balance)	115,609,679	136,148,711	137,659,885	1.1%	19.1%
Structural Loan Portfolio	115,609,679	111,873,729	113,017,211	1.0%	-2.2%
Allowance for loan losses (1)	5,123,962	9,656,383	9,898,760	2.5%	93.2%
Write-offs	509,571	20,249	509,001	n.a	-0.1%
Internal overdue loans (lOLs) (2)	3,297,791	4,142,844	4,675,731	12.9%	41.8%
Internal overdue loans over 90-days (1)(2)	2,480,672	3,442,908	3,709,865	7.8%	49.6%
Refinanced loans	1,182,797	1,539,484	1,664,626	8.1%	40.7%
Non-performing loans (NPLs) (3)	4,480,588	5,682,328	6,340,357	11.6%	41.5%
IOL ratio	2.85%	3.04%	3.40%	36 bps	55 bps
Structural IOL ratio	2.85%	3.70%	4.14%	44 bps	129 bps
IOL over 90-days ratio (1)	2.15%	2.53%	2.69%	16 bps	54 bps
NPL ratio	3.88%	4.17%	4.61%	44 bps	73 bps
Structural NPL ratio	3.88%	5.08%	5.61%	53 bps	173 bps
Allowance for loan losses over Total loans	4.43%	7.09%	7.19%	10 bps	280 bps
Coverage ratio of IOLs	155.4%	233.1%	211.7%	-2140 bps	5630 bps
Coverage ratio of IOL 90-days (1)	206.6%	280.5%	266.8%	-1370 bps	6020 bps
Coverage ratio of NPLs	114.4%	169.9%	156.1%	-1380 bps	4170 bps

(1) Figures differ from previously reported, please consider these.

(2) Includes overdue loans and loans under legal collection. (Quarter-end balances)

(3) Non-performing loans include internal overdue loans and refinanced loans. (Quarter-end balances)

In terms of portfolio delinquency, it is important to note:

(i)	Total IOL loans increased +12.9% QoQ and +41.8% YoY. This was primarily driven by Retail Banking at BCP Stand-alone, specifically in the Consumer and Credit Card segments and at Mibanco. At both subsidiaries, it is attributable to the deterioration in client debt service capacities after grace periods expired. Additionally, the Wholesale Banking segment registered deterioration, which was attributable to the evolution of the debt service capacity of corporate clients in the air transportation, agricultural and to a lesser extent, health and energy sectors.

The aforementioned was attenuated by a drop in total IOL loans at BCP Bolivia given that a large percentage of retail loans were refinanced under government-mandated financial relief directives in 4Q20.

(ii)	Total refinanced loans increased +8.1% QoQ and +40.7% YoY after clients in the Consumer segment that were not eligible to receive the facilities initially offered by Credicorp, because they were behind in payments prior to the pandemic, were offered reprogramming facilities.

(iii)	Total written-off loans increased significantly QoQ given that in 4Q20, banks began to write off the loans that were deemed unrecoverable under the expected loss model. Growth in this line was attributable to Peruvian regulatory requirements, which dictated that clients could not be classified as a situation of loss (due to days delinquent) – and its subsequent progression to charge-offs – until the end of August.

(iv)	The coverage ratios for the IOL portfolio increased considerably YoY, in line with what was mentioned previously.

Prior to analyzing the evolution of delinquency ratios, it is important to note that:

(i)	Traditional delinquency ratios (IOL and NPL ratios) continue to be distorted by the presence of loans with real estate collateral (commercial and residential properties). This means that a significant portion of loans that are more than 150 days past due cannot be written off (despite the fact that provisions have been set aside) given that a judicial process must be initiated to liquidate the collateral, which takes five years on average.

(ii)	During the second semester (2S) every year, loans are more dynamic, primarily in the SME-Pyme and Mibanco segments given that the main campaigns take place in the second semester and these short-term loans are paid in 1S of the following year.

Delinquency Ratios

(1) The Structura Cost of risk excludes the provisions for credit losses on loan portfolio, net of recoveries and total loans from the Reactiva Peru and FAE Government Programs.

The IOL and NPL ratios increase for both the Total Portfolio and Structural Portfolio. This was attributable to the fact that grace periods expired and reflected the strategy to focus on disbursements in Retail Banking, which carry higher risks but are more profitable. The CofR fell -171 bps QoQ due to forward-looking provisions registered throughout the year in an environment driven by COVID-19 and its impacts. Additionally, when reviewing the results of 2020, it is important to note that:

(i)	Credicorp offered reprogramming and freezing facilities to clients who were up to date in their payments as of February 15. As such, the delinquency ratios for the Retail segments began to reflect the real deterioration of client debt capacities in 4Q20, once facilities expired.

(ii)	The delinquency ratios for the Wholesale, SME-Business and SME-Pyme segments are distorted due to Reactiva Perú and FAE loans. As such, we also provide adjusted ratios to isolate the effect and analyze the evolution of the quality of the structural loan portfolio.

3.2.1. Delinquency indicators by business line

Wholesale Banking – Delinquency ratios

IOL and NPL ratios increased QoQ, which was mainly driven by a deterioration in the situation of particular Corporate Banking clients and from a set of clients who were unable to make payments once grace periods expired.

As of 4Q20, IOL portfolio was mainly composed by clients from air transport and energy sectors. Ratios also increased due to a contraction in loans. It is important to mention that, since the beginning of the pandemic, clients took a conservative approach to securing credit when seeking liquidity to face economic uncertainty. Over the months, some of these clients have seen their sales bounce back and their needs for financing have dropped; consequently, they have begun to pay off short-term debt.

In the YoY analysis, the deterioration seen in ratios was primarily driven by growth in the IOL portfolio, which outpaced the expansion registered for loans. Growth in this portfolio was directly related to the COVID-19 crisis, whose impacts were reflected in clients’ inability to service debt obligations. The YoY analysis shows a deterioration in ratios, which was mainly attributable to growth in the IOL portfolio, which outpaced the expansion posted by loans. The increase in total IOL loans reflected, once again, COVID-19’s impact on client debt service capacities. Additionally, some clients with refinanced loans began to register an increase in the number of days that they were behind in payments, which meant that these loans had to be shifted from the current loan portfolio to the IOL portfolio.

SME-Business – Delinquency ratios

IOL and NPL ratios fell QoQ and YoY. This was primarily attributable to the recovery of a number of clients that were behind on their payments and to loan growth. In the ambit of loan expansion, there are two important points to consider: (i) the SME-Business segment registered seasonality in loan origination in 4Q20, and (ii) a large number of clients received Reactiva Perú loans. As such, it is important to analyze NPL portfolio focusing on the YoY variation of the structural portfolio (which isolate GP loans). In this way, growth derives mainly from refinanced loans as a result of the facilities provided to clients.

It is important to note that this segment’s loan quality ratios remain within the defined risk appetite where the prime objective is to maximize the portfolio’s profitability while striking a good balance between risk quality and growth.

SME - Pyme – Delinquency ratios

In the SME-Pyme loan book, it is important to analyze the early delinquency ratio, which excludes loans that are overdue less than 60 days (volatile loans whose percentage of recovery is very high) and those overdue more than 150 days (loans that have been provisioned but which cannot be written off due to the existence of real estate collateral- commercial properties - that take five years on average to liquidate).

Since 2014, early delinquency has followed a downward trend, in line with on-going improvements in the risk quality of vintages following adjustments to the anticipated loss model. In 4Q20, the portfolio grew at a faster pace, which was mainly attributable to loans under Reactiva Peru. In line with the latter, early delinquency ratio and traditional ratios for the SME-Pyme segment fell, but if we exclude the influx of government loans from the calculation base, the IOL and NPL ratios increased. This was attributable to deterioration in the debt service capacity of clients that received facilities from Credicorp but were unable to meet payment obligations once the grace periods expired. Structural early delinquency fell due to the reprogramming facilities offered to clients in the COVID-19 environment.

Mortgage – Delinquency ratios

In terms of Mortgage loans, it is important to remember that ratios are affected by the existence of real estate collateral (commercial properties). In these cases, the liquidation process can take up to 5 years, which impedes any attempt at write offs despite the fact that the loans are completely provisioned.

Traditional delinquency ratios registered an increase QoQ and YoY, after grace periods on loans extended earlier in the pandemic expired. Likewise, the increase is affected by higher origination of MiVivienda loans, as a result of the strategy of entering slightly riskier segments to maximize the portfolio's profitability, always within the risk appetite of the organization.

The early delinquency ratio, which excludes the effect of loans that are more than 150 days past due, also increased QoQ and YoY. It is important to note that this ratio is within the average levels observed since 2015.

Consumer – Delinquency ratios

The consumer segment registered a significant increase in its QoQ and YoY ratios. The IOL and NPL portfolios increased mainly due to the deterioration in the debt service capacity of clients from riskier sectors and due to refinancing for clients that were granted one facility (mainly a freezing facility or skip) but were unable to pay their obligations once grace periods expired. In some of these cases, a second facility was extended.

Early delinquency also increased QoQ and YoY, which was attributable to clients that were unable to comply with loan obligations payments and had sought facilities. It is important to note that adequate levels of forward-looking provisions were set aside to cover risks associated with the improbability of payments from clients affected by the pandemic and from products sold through digital channels, where higher risk of this last goes hand-in-hand with higher income and lower operating expenses.

Credit Card – Delinquency ratios

The Credit Card segment registered strong growth QoQ and YoY in its IOL and NPL ratios, similar to the evolution seen in the Consumer segment. This was primarily attributable to (i) growth in IOL loans associated with clients that fell past due after freezing and skip facilities expired, (ii) a contraction in the loan balances for credit cards, and (iii) a low level of written-off loans throughout the year.

Early delinquency reported growth QoQ and YoY. This growth was attributable to an increase in net provisions for loan losses at year-end, in line with an increase in the portfolio’s probability of default.

Mibanco – Delinquency ratios

The IOL and NPL ratios for the total portfolio rose QoQ and YoY due to the deterioration in the debt service capacity of clients that opted not to use the financial facilities offered by Mibanco and delinquency among clients unable to pay after grace periods expired. It is important to bear in mind that the highest level of delinquent loans is reported by the reprogrammed portfolio with a 6-month grace period. The aforementioned was slightly attenuated by growth in written-off loans. Without these charge-offs, the NPL and Structural NPL ratio situates at 8.78% and 11.25% respectively. Finally, it is important to note that 35% of the total portfolio is still within a grace period (18% considering only the structural portfolio) and approximately 7% will mature in 1Q21.

The cost of risk fell QoQ after forward-looking provisions made in previous quarters were reversed. Subsequently, net provisions for loan losses returned to pre-pandemic levels.

BCP Bolivia – Delinquency ratios

BCP Bolivia continued to report improvement in its delinquency ratios QoQ and YoY due to massive, automatic loan reprogramming in the Retail Banking segment, which was in effect until the end of December 2020 as mandated by Bolivian law in the context of COVID-19. This law stipulates deferments of up to 6 months for principal and interest payments and as such, we will not be able to fully determine deterioration at the portfolio level for several quarters.

The cost of risk increased significantly, after the anticipated loss model was updated to contemplate macroeconomic expectations under a second wave of infections and the post-election political context.

4.       Net Interest Income (NII)

In 4Q20, NII, the main component of income, reported a decline of -4.3% QoQ and -12.5% AaA after interest income dropped but was partially attenuated by a decrease in interest expenses. Interest income fell –8.5% QoQ, –14.8% YoY and -6.7% YTD given the reduction of the structural portfolio and a less profitable balance due to high inflows of government loans and a decrease in rates. Additionally, in 4Q20, non-recurring charges impacted income. If we exclude these charges, recurring interest income registered a decline of –2.3% QoQ, –11.9% YoY and -4.1% YTD. Interest expenses fell –20.0% QoQ, which was due primarily to the fact that in 3Q20, this account included a non-recurring charge for liability management at BCP Stand-alone. If we exclude this charge, recurring interest expenses fell –7.3% QoQ thanks to an improvement in the funding mix and to a drop in market rates. In YoY and YTD terms, interest expenses fell -21.5% and -9.5% due to an improvement in the funding structure; a drop in market rates; and high inflow of low-cost funding from government programs. Recurring NII fell -0.8% QoQ, –8.6% YoY and -1.0% YTD. In terms of margin, the Structural NIM situated at 4.30% in the quarter (-16bps QoQ y –118bps YoY) and at 4.78% YTD (-62pbs YTD). Risk-adjusted NIM grew +80pbs QoQ, in line with a drop in net provisions for loan losses but fell -189bps YoY and -297bps YTD due to the provisions built to stave off the crisis.

Net interest income	Quarter			% change		YTD		% change
S/ 000	4Q19	3Q20	4Q20	QoQ	YoY	Dec-19	Dec-20	Sep-20 /Sep-19
Interest income	3,172,695	2,953,570	2,703,100	-8.5%	-14.8%	12,381,664	11,547,648	-6.7%
Interest on loans	2,768,468	2,578,362	2,325,836	-9.8%	-16.0%	10,664,520	10,027,834	-6.0%
Dividends on investments	3,764	8,871	3,987	-55.1%	5.9%	25,260	25,603	1.4%
Interest on deposits with banks	68,813	7,981	8,456	6.0%	-87.7%	320,712	74,813	-76.7%
Interest on securities	311,414	347,309	351,502	1.2%	12.9%	1,311,443	1,372,164	4.6%
Other interest income	20,236	11,047	13,319	20.6%	-34.2%	59,729	47,234	-20.9%
Interest expense	807,645	791,875	633,880	-20.0%	-21.5%	3,289,913	2,976,306	-9.5%
Interest on deposits	367,257	258,838	245,221	-5.3%	-33.2%	1,458,910	1,188,335	-18.5%
Interest on borrowed funds	141,552	143,739	118,457	-17.6%	-16.3%	590,908	557,141	-5.7%
Interest on bonds and subordinated notes	209,238	301,347	185,104	-38.6%	-11.5%	900,172	883,913	-1.8%
Other interest expense (1)(3)	89,598	87,951	85,098	-3.2%	-5.0%	339,923	346,917	2.1%
Net interest income (1)(3)	2,365,050	2,161,695	2,069,220	-4.3%	-12.5%	9,091,751	8,571,342	-5.7%
Risk-adjusted Net interest income (1)(3)	1,853,391	855,790	1,336,555	56.2%	-27.9%	7,245,815	2,650,834	-63.4%
Average interest earning assets (1)	172,401,759	213,481,060	222,098,498	4.0%	28.8%	168,409,014	199,243,133	18.3%
Net interest margin (1)(2)(3)	5.49%	4.05%	3.73%	-32 bps	-176 bps	5.40%	4.30%	-110 bps
NIM on loans (1)(2)(3)	7.85%	6.19%	5.65%	-54 bps	-220 bps	7.47%	6.43%	-104 bps
Risk-adjusted Net interest margin (1)(2)(3)	4.30%	1.60%	2.41%	81 bps	-189 bps	4.30%	1.33%	-297 bps
Net provisions for loan losses / Net interest income (1)(2)(3)	21.63%	60.41%	35.41%	-25.0%	13.8%	20.30%	69.07%	48.77%

(1) Figures differ from previously reported, please consider the data presented on this report.

(2) Annualized.

(3) Figures differ from those presented previously

4.1. Interest Income

In the QoQ analysis, the -8.5% drop in Interest Income was attributable to a –9.8% decline in interest on loans, which was attributable to:

(i)	A non-recurring charge of S/148 million in 4Q20 for income from loans in FC; this was attributable to an interest impairment for BCP Bolivia reprogrammed loans, after the Government mandated that these loans must be registered as zero-interest-rate loans and the interest capitalized by reprogramming during the pandemic must be condoned.

(ii)	Structural Portfolio: the decrease in interest income was also due to -2.0% QoQ decline in the average daily balances of the structural portfolio.

(iii)	Rate effect: In 4Q20, government loans’ share of total loans increased, and these products were offered at much lower rates than those associated with structural loans.

If we exclude the impairment reported at BCP Bolivia and the impairment amortization on zero-interest-rate loans, recurring net interest income fell -2.3% QoQ due to a decrease in the balance of structural loans and the high inflows of government loans.

In the YoY analysis, interest income fell -14.8% due to:

(i)	Interest Earning Assets Mix: the decline in the structural portfolio and the drop in the share of these loans within the mix of interest earning assets.

(ii)	Rate effect: high inflows of government loans and the decrease in market rates, coupled with the evolution of the assets mix explained above, led to a subsequent –16.0% YoY decline in interest on loans.

(iii)	The reduction in interest income on deposits in other banks of -87.7% (-S/60 million), which was due to a lower remuneration rate of legal reserves and a reduction in voluntary legal reserves held in the Central Bank to fund the purchase of investments to boost the profitability of liquidity.

It is important to note that the YoY drop in Interest Income was partially offset by growth in Interest on Securities (+12.9%, +S/40 million) due to growth in the investment portfolio. This expansion reflects our strategy to optimize the structure of the balance and bolster the profitability of the excess liquidity generated by the Government for economic reactivation and to ensure the continuity of the chain of payments in the context of the pandemic.

If we exclude the reversals registered at BCP Bolivia and the impairment amortization on zero-interest-rate loans in other subsidiaries, recurring Interest Income fell -11.9% YoY, which was once again attributable to the decrease of structural loans, high inflows of government loans and lower interest rates.

In the YTD analysis, interest income fell -6.7%, explained by:

(i)         Contraction of interest income on loans contracted -6.0% due to:

a)	Relief offered to help clients weather the crisis and, in particular, to mitigate the effects of the lockdowns in Peru and Colombia. These relief efforts led to an impairment related to the offering of zero-interest-rate loans for -S/472 million, including movements at BCP Stand-alone, Mibanco and Mibanco Colombia (formerly Bancocompartir and Encumbra). Additionally, there was an impairment for -S/148 million at BCP Bolivia after the Bolivian Government mandated that these loans must be registered as zero-interest-rate loans and interest capitalized under reprogramming during the pandemic must be condoned.

b)	Lower interest rates within the structural portfolio and the presence of high levels of government loans in the portfolio mix, which led to significant growth in the loan volume but contributed little to profitability given that government loans were disbursed with low interest rates.

(ii)	Contraction in interest on deposits in other banks (-76.7%, -S/246 million) due to a contraction in the remuneration rate for legal reserves and a reduction in voluntary reserves.

The increase of +4.6% (+S/61 million) in interest on securities, which was driven by growth of 64.7% in total investments YoY, was insufficient to offset the evolution described above. Growth in investments YoY was attributable to an increase in fair value through other comprehensive income at BCP Stand-alone.

If we exclude non-recurring charges at BCP Bolivia and the provisions and amortizations associated with a deterioration of interest related to zero-interest-rate loans in other subsidiaries, recurring Interest Income fall -4.1% in 2020 with regard to the YTD figure reported in 2019. This was due, once again, to lower market rates, the decrease in structural loan origination and the impact of government programs.

4.2. Interest Expenses

Interest Expenses – LC	Interest Expenses – FC
(S/ millions)	(S/ millions)

In the QoQ analysis, interest expenses fell -20.0%. This was driven primarily by a decrease in interest on bonds and subordinated notes (-38.6%, -S/116 million), which was in turn attributable to the fact that in 3Q20, an extraordinary expense of S/108 million was reported for a bond exchange at BCP Stand-alone. Recurring interest expenses contracted -7.3% due to the improvement of the funding structure and the decrease in market interest rates:

(i)	Funding mix: growth in savings and demand deposits and in non-interest-bearing deposits in particular, which was accompanied by new subordinated debt at lower interest rates, which led to a reduction in more costly funding alternatives and subsequent decline in associated interest expenses.

(ii)	Rate effect: both LC and FC rates have followed a downward trend over the last few periods, which accentuated the drop in expenses.

In the YoY analysis, interest expenses fell -21.5%, which was attributable to:

(i)	A contraction in interest expenses on deposits due to significant growth in demand deposits and savings deposits (+59.4% and +42.3% YoY, respectively), our main sources of funding. These deposit types also imply lower costs than other sources of funding. Consequently, and thanks to a reduction in the most expensive deposits such as time deposits, severance deposits and interest bearing demand deposits, interest expenses contracted 33.2% YoY.

(ii)	The reduction in interest expenses from other sources of funding, which was associated with high inflows of low-interest government loans, which replaced other sources of more expensive funding such as bank loans.

(iii)	Rate effect: lower market rates.

At the YTD level, interest expenses fell -9.5%. If we exclude the non-recurring expense for a bond exchange at BCP, recurring interest expenses fell –12.7%. The reduction was due primarily to a decrease in interest on deposits (-18.5%, -S/271 million). The main factors that explain this decrease are:

(i)	Deposit mix: significant growth of low-cost deposits and a contraction in the most expensive deposits type, which led to a subsequent decrease in interest expenses.

(ii)	Context marked by low-cost funding due to the inflow of government relief funds.

(iii)	Rate effect: rates have followed a downward trend in a scenario of economic contraction due to the pandemic.

4.3. Net Interest Margin (NIM) and Risk-Adjusted NIM

Credicorp’s NIM and Risk-Adjusted NIM (1)

(1) Starting on 1Q17, we exclude derivatives from the NII result. For comparative purposes, figures starting from 1Q16 have been recalculated with the new methodology

NIM was situated at 3.73% in 4Q20 and 4.30% for 2020. The margin continued to follow a downward trend, registering decreases QoQ, YoY and YTD, which was attributable to:

(i)	The Structural portfolio registered a NIM of 4.30% in 4Q20 and 4.78% YTD, which represents a decline of -16 bps QoQ, –118 bps YoY and -62bps YTD. The drop in the margin was attributable to:

a)	Mix of interest-earning assets: total loans have gone from representing 66.5% of the total mix to accounting for 61.43% in 4Q20 (56.5%, excluding government loans). Investments went from representing 19.3% of the total mix in 4Q19 and 23.5% in 3Q20 to accounting 24.6% of the mix in 4Q20 (27.6% excluding government programs).

b)	The fact that structural loans were less profitable in a context marked by lower rates in both LC and FC and to a decrease in loan origination in 2019.

(ii)	Mix of Government loans and Structural loans. Government loans were responsible for a -37bps decline in NIM QoQ and -23bps YTD. If we exclude these loans from the calculation, NIM without government program inflows situates at 4.10% for the quarter and 4.53% YTD.

(iii)	Non-recurring events:

a)	Impairments related to zero-interest-rate loans and subsequent amortizations in BCP Stand-Alone and Mibanco.

b)	Impairment at BCP Bolivia after the government mandated that reprogrammed loans (granted during the pandemic) must change to zero-interest-rate loans and accrued interest from reprogrammed loans must be condoned.

c)	Interest expenses on bond exchanges at BCP Stand-alone.

Combined impact of the effects of non-recurring effects on NIM is –18bps for the quarterly calculation and –23pbs YTD.

Risk-adjusted NIM increased +81bps QoQ given that the provisions level dropped in comparison to 3Q20’s level. Risk-adjusted NIM fell -189bps YoY and -297bps YTD in line with growth in provisions to absorb the impact of the pandemic.

NIIM on loans decreased QoQ, YoY and YTD. During these periods, the loan balance increased but was heavily weighted with low-interest government loans. Besides, zero-interest-rate facilities granted to our clients also led to impairment for deterioration in interest on loans.

NIM on loans in the Structural portfolio was situated at 7.37% this quarter, which represented a reduction of -13pbs QoQ and -48pbs YoY. This decrease was driven by lower market rates in both LC and FC.

NIM on loans (1)

It is also important to note analyze NIM by business line. The table below contains information on the interest margins for each of Credicorp’s business lines.

	Universal
NIM Breakdown	Banking(1)	Microfinance(2)	Credicorp(3)(4)
4Q19	4.89%	15.20%	5.49%
3Q20	3.53%	12.12%	4.05%
4Q20	3.22%	10.62%	3.73%
2019	4.75%	14.39%	5.40%
2020	3.81%	11.20%	4.30%

NIM: Annualized Net interest income / Average period end and period beginning interest earning assets.

(1) Universal Banking includes BCP Stand-alone and BCP Bolivia

(3) Microfinance includes Mibanco and Mibanco Colombia

(3) Credicorp also includes Credicorp Capital, Prima, Grupo Credito and Eliminations for consolidation purposes.

QoQ, YoY and YTD, Credicorp registered a reduction in NIM due to deterioration in both Universal Banking and Microfinance. Universal Banking represents 76% of net interest income while Microfinance represents 19%.

NIM for Universal Banking fell -94bps decline at the YTD level was attributable to the impairment set aside for deterioration in interest income from zero-interest-rate loans; the fact that government loans were granted at lower rates; interest impairment at BCP Bolivia; and a decrease in market rates for LC and FC. The QoQ decline of –31pbs was attributable primarily to the impairment charge at BCP Bolivia and the YoY decrease of –162bps due to the impact of low-interest government loans, a less profitability structural portfolio in a context of lower interest rates, and cancelations and pre-payments on Structural loans with higher rates.

NIM for Microfinance fell -149bps QoQ and –458bps YoY due to the impact of low-interest government loans. At the YTD level, NIM fell -344bps due to the concentration of low-interest government loans; the impairment charge related to frozen loans; and, to a lesser extent, to reversals for interest for loans that had been reprogrammed but fell delinquent once grace periods expired. Accordingly, these loans migrated from the current portfolio to the IOL portfolio.

The analysis of Risk-adjusted NIM by business line is also important. The table below shows the risk-adjusted margins for each of the business lines at Credicorp.

(1) NIM on loans is calculated as follows:

The share of loans within total earning assets is calculated by dividing the average of the beginning and closing balances of total loans for the reporting period, by the average of the beginning and closing balances of the interest earning assets for the reporting period.

	Universal
Risk Adjusted NIM Breakdown	Banking(1)	Microfinance(2)	Credicorp(3)(4)
4Q19	3.74%	12.03%	4.30%
3Q20	1.53%	0.99%	1.60%
4Q20	1.90%	7.51%	2.41%
2019	3.72%	11.27%	4.30%
2020	0.92%	3.62%	1.33%

Risk-Adjusted NIM: (Annualized Net interest income - annualized provisions) / Average period end and period beginning interest earning assets.

(1) Universal Banking includes BCP Stand-alone and BCP Bolivia

(3) Microfinance includes Mibanco and Mibanco Colombia

(3) Credicorp also includes Credicorp Capital, Prima, Grupo Credito and Eliminations for consolidation purposes.

At Credicorp, in the business lines, a QoQ increase is evident in the risk-adjusted margin, which corresponds primarily to a QoQ reduction in provisions in the business units, which show signs of recovery. Nevertheless, the YoY and YTD evolutions are negative for both lines. This was driven by the reasons outlined above and by significant growth in net provisions for loan losses for the pandemic in 2020.

5.       Non-Financial Income

Non-financial income expanded +20.7% QoQ in 4Q20. This was driven primarily by the fact that fee exemptions were in place until September and as such, the last quarter of the year was actually the first to reflect full fee income. In addition, although to a lesser extent, to the acceleration in economic activity in the last quarter of the year. Nevertheless, in 2020, non-financial income fell -10.0% following months of confinement to stem the COVID-19 pandemic. Fee income was hit hardest in this context, and as such, was responsible for the majority of the decline in the non-financial component.

Non-financial income	Quarter			% change		Year		% change
S/ 000	4Q19	3Q20	4Q20	QoQ	YoY	2019	2020	2020/2019
Fee income	847,206	775,805	873,155	12.5%	3.1%	3,232,781	2,912,778	-9.9%
Net gain on foreign exchange transactions	193,528	155,028	151,464	-2.3%	-21.7%	748,382	622,783	-16.8%
Net gain on securities	102,011	135,957	162,523	19.5%	59.3%	466,970	458,410	-1.8%
Net gain from associates (1)	22,738	11,245	19,297	71.6%	-15.1%	79,844	64,672	-19.0%
Net gain on derivatives held for trading	7,043	(21,297)	18,298	n.a.	159.8%	6,043	28,927	378.7%
Net gain from exchange differences	17,745	6,361	11,152	75.3%	-37.2%	19,735	31,666	60.5%
Other non-financial income	75,274	39,498	94,517	139.3%	25.6%	344,229	286,981	-16.6%
Total non-financial income, net	1,265,545	1,102,597	1,330,406	20.7%	5.1%	4,897,984	4,406,217	-10.0%

(1) Includes gains on other investments, mainly made up of the profit of Banmedica.

	Quarter			% change		Year		% change
(S/ 000)	4Q19	3Q20	4Q20	QoQ	YoY	2019	2020	2020/2019
(+) EPS contribution (50%)	17,262	9,416	16,625	-44.0%	-36.0%	53,658	60,033	11.9%
(-) Private health insurance deduction (50%)	(9,806)	(10,566)	(17,079)	-41.1%	97.6%	(22,638)	(52,019)	129.8%
(=) Net gain from association with Banmedica	7,456	(1,150)	(454)	1.1%	n.a	31,020	8,014	-74.2%

The QoQ evolution reveals growth of +20.7% in non-finan cial income that was primarily attributable to:

(i)	Expansion in Fee income (+12.5%), which was mainly driven by BCP Stand-alone and Mibanco after (i) fees were reinstated after the exemptions offered to clients through September to help mitigate the effects of the most critical months of the pandemic were discontinued and (ii) +20% in monetary transactions, driven by an uptick in economic activity this quarter.

(ii)	The increase in Net gain on speculative derivatives, which was mainly attributable to hedging transactions for credit operations at ASB.

An increase in the Net gain on securities, generated by (i) a recovery in the market value of a fair value through other comprehensive income investment at ASB and (ii) an increase in the profitability of legal reserves, which was driven by recovery in the capital markets in the last quarter at Prima.

In the YoY analysis, 5.1% growth in non-financial income was attributable to:

(i)	An increase in income in Net Gain on Securities, due to recovery in the capital markets, which had a positive effect on investments at Credicorp Capital, ASB and Prima.

(ii)	Mibanco’s Fee income increase, which correspond to the collection of credit life insurance fees from frozen and reprogrammed loans during 2020.

The aforementioned was somewhat offset by the contraction in the Net gain on foreign exchange transactions, which corresponds to operations at Credicorp Capital and ASB as a consequence of volatility in the exchange market.

In comparison to results in 2020, non-financial income fell -10.0% with regard to 2019, which was primarily due to a contraction in Fee Income and a drop in the Net gain on foreign exchange transactions, which were impacted throughout 2020 in a context of a decrease in economic activity and transactionality after lockdowns were imposed to stem the pandemic. Additionally, different subsidiaries offered fee exemptions to clients in the period from March and September.

The increase in Net gain on speculative derivatives, which was driven by BCP Stand-alone growth of +152% (S/30 million) in this component in 2020, was nonetheless insufficient to offset the evolution described above.

5.1. Fee Income

5.1.1. By subsidiary

The table below shows the evolution of the contribution of each subsidiary to growth in Credicorp’s fee income in 4Q20.

Evolution of fee income QoQ by subsidiary (S/ Million)

*Others include Mibanco Colombia, Grupo Pacifico and eliminations for consolidation purposes.

Evolution of fee income YoY by subsidiary (S/ Million)

*Others include Mibanco Colombia, Grupo Pacifico and eliminations for consolidation purposes.

Evolution of fee income YTD by subsidiary (S/ Millions)

*Others include Mibanco Colombia, Grupo Pacifico and eliminations for consolidation purposes.

5.1.2. Fee income in the Banking Business

The table below provides information on the evolution of the main components of fee income in the banking business:

Composition of Fee Income in the Banking Business

Fee Income	Quarter			% change		Year		% change
S/ 000	4Q19	3Q20	4Q20	QoQ	YoY	2019	2020	2020/2019
Miscellaneous accounts (1)	186,506	165,699	184,634	11.4%	-1.0%	718,581	630,881	-12.2%
Credit cards (2)	72,051	51,781	65,867	27.2%	-8.6%	284,213	190,689	-32.9%
Drafts and transfers	71,547	62,106	83,451	34.4%	16.6%	264,791	248,398	-6.2%
Personal loans (2)	28,125	29,197	26,463	-9.4%	-5.9%	101,618	95,310	-6.2%
SME loans (2)	18,452	20,161	24,343	20.7%	31.9%	70,957	69,762	-1.7%
Insurance (2)	25,776	23,990	26,112	8.8%	1.3%	98,490	98,028	-0.5%
Mortgage loans (2)	10,678	14,085	11,066	-21.4%	3.6%	39,057	33,683	-13.8%
Off-balance sheet (3)	48,215	48,430	53,825	11.1%	11.6%	193,189	201,579	4.3%
Payments and collections (3)	109,311	99,836	106,078	6.3%	-3.0%	426,640	389,521	-8.7%
Commercial loans (3)(4)	24,391	16,626	17,628	6.0%	-27.7%	89,076	62,680	-29.6%
Foreign trade (3)	13,516	12,079	14,775	22.3%	9.3%	56,122	48,390	-13.8%
Corporate finance and mutual funds (4)	18,690	13,162	14,136	7.4%	-24.4%	71,451	56,122	-21.5%
ASB (4)	11,550	10,024	6,101	-39.1%	-47.2%	34,110	25,208	-26.1%
Others (4)(5)	79,916	34,793	80,975	132.7%	1.3%	303,388	207,467	-31.6%
Total fee income	718,725	601,968	715,453	18.9%	-0.5%	2,751,682	2,357,719	-14.3%

Source: BCP

(1) Saving accounts, current accounts, debit card and master account.

(2) Mainly Retail fees.

(3) Mainly Wholesale fees.

(4) Figures differ from previously reported, please consider the data presented on this report.

(5) Includes fees from BCP Bolivia, Mibanco, network usage and other services to third parties, among others.

In the QoQ analysis, fee income in the banking business expanded +18.9% QoQ. The components that registered the highest growth this quarter were:

(i)	Drafts and transfers, which evolved positively due to an increase in fees for (i) national transfers through savings accounts and current accounts, (ii) foreign transfers, and (iii) interbank transfers. These elements experienced growth after fee exemptions for clients, which were offered as part of financial relief measures during the pandemic, ceased in 4Q20.

(ii)	Miscellaneous accounts, with growth of +11.4% that was primarily driven by (i) Savings accounts and Current accounts, which posted growth due to an increase in the account maintenance line, in line with the increase in saving deposit; sand an increase in transactions; and, to a lesser extent (ii) to expansion through Debit Cards. This evolution was attributable to an increase in the fee level reported for merchant-free fees after economic activity registered an uptick in the quarter; card replacements reported an upswing; and more cash withdrawals were made.

(iii)	Credit cards, after (i) growth in the merchant-fee after the level for fees charged to establishments rose alongside an increase in client charges, and (ii) collection of membership fee after the waiver was discontinued.

In the YoY and YTD analysis, the contractions of -0.5% and -14.3% respectively were, primarily, attributable to:

(i)	Credit cards, after the fee level reported for the merchant fee dropped alongside a dip in consumer activity,

(ii)	Miscellaneous accounts, which was primarily due to a reduction in income for Debit cards, y

(iii)	Payments and collections, due to the lower transactionality during the year, and

(iv)	Fee on Commercial Loans, given the lower economic activity during 2020 as a result of the social distancing measures imposed by the government.

It is important to note that year-over-year variations are attributable to the impact of the COVID-19 pandemic and the lockdowns imposed from mid-March to the end of June, both of which dampened transactional and commercial activity. Additionally, Credicorp, in its bid to help clients at each subsidiary, offered different facilities and fee exemptions. Another factor that impacted income was client migration to digital, low-cost channels, which was in line with the Group’s strategy to build a more profitable and efficient client network.

6.	Insurance Underwriting Result

The underwriting result registered an increase QoQ. This was driven by growth premiums after the premium level rose in the Life and P&C lines due to economic recovery; a decrease in net claims explained by lower reported cases in the context of COVID-19; and lower underwriting expenses.

In the YoY and YTD analysis, the underwriting result fell 41.3% and 27.9% respectively due to an increase in net claims in the Life business for excess mortality related to the COVID-19 pandemic. This growth was offset by a decreased in claims in the P&C line due to confinement and social distancing measures.

Insurance underwriting result (1)		Quarter		% change		Yea		% change
S/ 000	4Q19	3Q20	4Q20	QoQ	YoY	2019	2020	2020 / 2019
Net earned premiums	620,578	595,394	652,669	9.6%	5.2%	2,394,243	2,428,060	1.4%
Net claims	(387,426)	(513,091)	(492,738)	-4.0%	27.2%	(1,531,418)	(1,708,113)	11.5%
Acquisition cost (2)	(88,662)	(86,643)	(75,065)	-13.4%	-15.3%	(365,848)	(361,814)	-1.1%
Total insurance underwriting result	144,490	(4,340)	84,866	N/A	-41.3%	496,977	358,133	-27.9%

(1) Includes the results of the Life, Property & Casualty and Crediseguros business

(2) Includes net fees and underwriting expenses.

6.1. Life Insurance

Life insurance total premiums (S/ millions)	Life insurance net earned premiums (1) (S/ millions)

(1) Total premiums without considering reinsurance nor reserve premiums.

Total premiums increased 23.6% QoQ, which was attributable to (i) Credit Life, after premiums were reprogrammed at Mibanco to alleviate pressure on clients during the lockdown; (ii) Group life, due to recovery of an extraordinary premium for a SCTR product from a mining client and to an increase in premium renewals; (iii) Annuities, which was mainly driven by an increase in sales for personal products; (iv) Individual life, due to an increase in the effectiveness of collections efforts; growth in policy issuances; and the exchange rate effect. The aforementioned was attenuated by D&S, which was associated with a decrease in collections for SISCO IV in a context unemployment generated.

Net earned premiums increased 17.1% due to the reasons outlined in the YoY analysis; this was attenuated by an increase in reserves in Annuities due to changes in investment rate parameters.

In the YoY analysis, total premiums and net premiums increased 17.9% y 12.7% respectively for the reasons outlined in the QoQ analysis.

In the YTD analysis, total premiums increased 2.6% in 2020 due to (i) Credit Life, through the alliance channel and due to solidarity payments (debt delinquency that is assumed by the entity) and an increase in sales in the bancassurance channel; (ii) Individual life, due to an increase in renewal premiums; an improvement in collections; and an increase in the exchange rate; (iii) Group Life, which was mainly attributable to Statutory Life after new regulations went into effect in 2020 to expand this product’s coverage; and to SCTR, due to the recovery of an extraordinary premium from a mining client; (iv) Annuities, due to an increase in premiums on personal products.

The aforementioned was attenuated by the result for D&S, which was driven by a decrease in premiums from SISCO IV due to widespread unemployment in the context of the pandemic.

Net earned premiums increased 5.0% due to the reasons outlined in the direct premium analysis and to a decrease in reserves for the Annuities business.

Life insurance net claims

(S/ millions)

Net claims fell 1.5% QoQ, which was due primarily to (i) Credit Life and Individual Life, after lower cases were reported in the context of COVID-19. (ii) The aforementioned was attenuated by Obligatory and Group Life, where more cases were reported due to COVID-19 and to a lesser extent, to Annuities, after more payments were received in a context marked by an increase in the policy stock.

In the YoY analysis, net claims increased 59.8% after growth in claims was reported in most of lines due to an uptick in reported cases in the context of COVID-19 and increase of IBNR reserves for COVID-19.

In the YTD analysis, claims rose 37.1% after excess mortality related to COVID-19 was reported.

6.2. Property and Casualty Insurance

Property and Casualty total premiums (S/ millions)	Property and Casualty net earned premiums(1) (S/ millions)

(1) Total premiums without considering reinsurance nor reserve premiums.

Total premiums increased 46.9% QoQ, which was attributable to (i) Commercial lines, due to an increase in sales in the Aviation and Third-person Liability lines and to an increase in renewal premiums in the Fire line; (ii) Cars, due to an increase in renewal premiums in the commercial channel and for bancassurance; (iii) Personal Lines, due to an increase in new sales through the bancassurance channel. The aforementioned was attenuated by Medical Assistance, where new sales rose along with renewals of comprehensive products, and by SOAT, which experienced an uptick in sales through the digital channel.

Net earned premiums increased 1.7%, for the same reasons that drove the evolution of total premiums, and due to a decrease in reserves for current risks in the Medical Assistance line. The aforementioned was attenuated by an increase in ceded premiums in Commercial Lines, which was attributable to an increase in direct premiums for facultative insurance.

In the YoY analysis, total premiums registered an increase of 17.4%, which was primarily attributable to: i) Commercial and Personal Lines and for the reasons outlined in the QoQ analysis; ii) Medical Assistance, due to an increase in renewals of comprehensive products; and Cars, due to growth in sales in the digital channel. The aforementioned was attenuated by SOAT, which was marked by a decrease in sales after alliances with Falabella and Cencosud ended.

Net earned premiums fell 2.8% due to an increase in ceded premiums in the Commercial Lines; growth in direct premiums relative to facultative insurance; and more reserves for current risks in the Cars and Personal Lines.

In the YTD analysis, total premiums in 2020 fell 1.4%. This drop was mainly attributable to Cars, SOAT and Personal Lines, where sales declined due to the lockdown to stem COVID-19. The aforementioned was mitigated by the result for Commercial Lines, which was due to an increase in sales in the Third- Person Liability, Fire and Agriculture lines and to the evolution of Medical Assistance, where sales for oncological and comprehensive products grew.

Net earned premiums fell 2.7%. This was primarily due to an increase in ceded premiums in the Commercial Lines, which was driven by an uptick in direct premiums.

Property & Casualty net claims

(S/ millions)

Net claims fell 7.7% QoQ, which was primarily attributable to more reserves for claims registered in 3Q20 in the Medical Assistance and Cars lines. This was attenuated by the result for the Commercial Lines, which registered an increase in claim severity in the technical and transportation lines, and by the evolution of SOAT, which registered an increase in accident frequency once economic activities resumed.

In the YoY analysis, net claims fell 24.5%, which was primarily due to a decrease in claims across business lines. The decrease in claims was attributable to Cars and SOAT, where fewer claims were reported in the context of restricted movement due to COVID-19; Personal Lines, which reported a decline because schools and universities are closed; and Medical Assistance, after clients avoided clinics to prevent exposure to COVID-19 and a loss was recorded in the corporate account for high claims levels. The aforementioned was attenuated by the evolution of Commercial Lines, for the reasons outlined in the QoQ analysis.

YTD, claims fell 26.8%. This was attributable to a decrease in case frequency across all of the business lines due to the confinement measures imposed by the government to stem the spread of COVID-19.

6.3. Acquisition Cost

Acquisition cost per Business

(S/ millions)

Acquisition cost	Quarter			% change		Year		% change
S/ 000	4Q19	3Q20	4Q20	QoQ	YoY	2019	2020	2020 / 2019
Net fees	(65,316)	(59,653)	(63,831)	7.0%	-2.3%	(249,761)	(239,219)	-4.2%
Underwriting expenses	(35,206)	(27,715)	(19,628)	-29.2%	-44.2%	(149,058)	(132,994)	-10.8%
Underwriting income	11,860	725	8,395	N/A	-29.2%	32,971	10,399	-68.5%
Acquisition cost	(88,662)	(86,643)	(75,065)	-13.4%	-15.3%	(365,848)	(361,814)	-1.1%

The acquisition cost fell 13.4% QoQ. This was driven by a decrease in underwriting expenses after profit sharing with reinsurers was registered; reserves were released for uncollectible premiums; and a decrease in sales expenses due to the current context. The aforementioned was attenuated by an increase in commissions.

In the YoY analysis, the acquisition cost fell 15.3%, for the reasons outlined in the QoQ analysis.

In the YTD analysis, the acquisition cost fell 1.1% due to a decrease in commission in the P & C business due to a drop in net premiums in Cars, Commercial Lines and Personal Lines and to a decrease in underwriting expenses in the Life business, due to the environment generated by COVID-19. The aforementioned was attenuated by an increase in the underwriting expenses in P&C. This increase which was primarily attributable to Cars, where 10 million soles in premiums were reimbursed after clients were unable to use their vehicles during the lockdown; to an increase in the reserves set aside for uncollectible premiums in Cars and Medical Assistance; and to the evolution in the Life business, where commissions for Credit Life rose in line with an increase in premiums in the alliances channel.

6.4 Underwriting Result by Business

Underwriting Result by Business

(S/ millions)

In the QoQ analysis, the increase in the underwriting result was attributable to life insurance and, to a lesser extent, to P&C. The result for Life was driven primarily by (i) An increase in net premiums in Credit Life for reprogramming of premiums for Mibanco and Group Life due to a recovery of premiums in SCTR; (ii) A decrease in acquisition costs due to profit sharing; and (i) a decrease in claims due to a drop in reported cases and a decrease in the reserves set aside for incurred but not reported claims (IBNR) associated with COVID-19. In P & C, the increase in the underwriting result was attributable to a drop in claims registered in the Medical Assistance lines and in Cars and to an increase in net earned premiums due to new sales and renewals in Commercial Lines and Cars.

In the YoY analysis, the decrease in the underwriting result was attributable to the Life business but attenuated by the evolution in P&C. The result for Life was driven by an increase in claims, which was mainly associated with an increase in reported cases and a move to set aside more IBNR reserves for COVID-19. The aforementioned was mainly attributable to an uptick in D&S, Credit Life and Group Life and to a lesser extent, to Annuities, where higher payments were recorded due to an increase in the policy stock. In P&C, the increase in the underwriting result was attributable to a decrease in claims and to a drop in acquisition costs after fewer commissions were registered in a context of lower premiums.

YTD, the drop in the underwriting result was attributable to the Life business but was mitigated by the evolution of P&C. In the Life lines, a decrease in the underwriting result was attributable to an increase in reported claims and in provisions for COVID-19; to an increase in Credit Life commissions, which was mitigated by an increase in net earned premiums in Credit Life, Group Life, Annuities and Individual Life. In P&C, the result was attributable to a decrease in claims after client exposure dropped in a context of social immobility. This was attenuated by a decrease in the net earned premium due to a drop in sales and an uptick in policy cancellations due to non-payment and to an increase in the acquisition cost due to the reimbursement of 10 million soles in premiums in the Cars segment.

7.	Operating Expenses and Efficiency

Operating expenses increased +8.1% QoQ due to seasonal factors that are present in the last quarter of every year. Nevertheless, YoY and YTD, these expenses fell -3.3% and -0.1% respectively after strategies were implemented throughout the year to mitigate the effects of economic crisis in the context of COVID-19.

Operating expenses	Quarter			% change		Year		% change
S/ 000	4Q19	3Q20	4Q20	QoQ	YoY	2019	2020	2020 / 2019
Salaries and employees benefits	885,526	803,438	792,335	-1.4%	-10.5%	3,411,023	3,312,954	-2.9%
Administrative, general and tax expenses	693,458	588,994	749,393	27.2%	8.1%	2,361,117	2,386,109	1.1%
Depreciation and amortization (1)	175,168	168,234	158,494	-5.8%	-9.5%	624,439	669,914	7.3%
Association in participation (2)	9,806	10,566	17,079	61.6%	74.2%	22,636	52,019	129.8%
Acquisition cost (3)	88,662	86,643	75,065	-13.4%	-15.3%	365,848	361,814	-1.1%
Operating expenses (4)	1,852,620	1,657,875	1,792,366	8.1%	-3.3%	6,785,063	6,782,810	-0.03%

(1) As of 2019, the effect is being incorporated by the application of IFRS 16, which corresponds to a greater depreciation for the asset for right-of-use". Likewise, the expenses related to the depreciation of improvements in building for rent is being reclassified to the item "Other expenses".

(2) As of 2019, the item “Association in participation” was incorporated, which previously was presented in the item “Net gain on securities”

(3) The acquisition cost of Pacífico includes net fees and underwriting expenses.

(4) Operating expenses = Salaries and employee’s benefits + Administrative expenses + Depreciation and amortization + Association in participation + Acquisition cost.

In the QoQ analysis growth of +8.1% in Operating Expenses was attributable to the increase of +27.2% registered in Administrative and general expenses and taxes, primarily at BCP Stand-alone. This line will be analyzed in further detail later in this report. Additionally, there was a +61.6% increase in Association in participation due to an improvement in health insurance results and the payment to made to Banmedica in recognition of these gains.

The decrease reported for the cost of acquisition, which was driven by a decrease in fee payments (fee concepts were transferred to other companies in the Group), was insufficient to offset the evolution described above.

In the YoY and YTD analysis, Operating Expenses fell -3.3% and 0.1% due to:

(i)	A decrease in Salaries and employee benefits, which was in line with the cost-savings strategy implemented. In this context, both hiring, and promotion were put on hold and some variable compensation schemes were frozen. This strategy was implemented to manage the impact generated by the COVID-19 pandemic. It is important to note that the merger between Encumbra and Bancompartir also led to a decrease in total head-count.

(ii)	A decrease in acquisition costs, which was generated by a reduction in payments for underwriting fees and expenses in the P & C line after sales through Creditor’s channels registered an uptick.

This drop in expenses was partially offset by slight growth in Administrative and general expenses and taxes, which rose YoY and YTD by +8.3% and +1.3% respectively. This scenario was driven mainly by growth in expenses for Microfinance after expenses from Bancompartir were assumed in 2020.

7.1. Credicorp’s Administrative, General and Tax Expenses

Credicorp’s administrative, general and tax expenses

Administrative, general and tax expenses	Quarter						% change		Year		% change
S/ 000	4Q19	%	3Q20	%	4Q20	%	QoQ	YoY	2019	2020	2020 / 2019
Repair and maintenance	88,640	13%	102,788	17%	140,378	19%	36.6%	58.4%	328,875	417,286	26.9%
Publicity	129,938	19%	90,912	15%	129,314	17%	42.2%	-0.5%	380,147	348,987	-8.2%
Taxes and contributions	82,516	12%	59,866	10%	75,477	10%	26.1%	-8.5%	291,621	266,704	-8.5%
Consulting and professional fees	106,193	15%	45,962	8%	82,153	11%	78.7%	-22.6%	261,144	214,012	-18.0%
Transport and communications	40,632	6%	43,882	7%	50,052	7%	14.1%	23.2%	168,237	159,556	-5.2%
IBM services expenses	32,450	5%	40,148	7%	43,411	6%	8.1%	33.8%	106,102	146,874	38.4%
Comissions by agents	23,263	3%	22,266	4%	23,077	3%	3.6%	-0.8%	84,641	85,852	1.4%
Security and protection	24,412	4%	16,101	3%	26,113	3%	62.2%	7.0%	71,581	74,016	3.4%
Sundry supplies	18,793	3%	12,679	2%	21,311	3%	68.1%	13.4%	74,550	67,537	-9.4%
Leases of low value and short-term	16,316	2%	11,938	2%	21,182	3%	77.4%	29.8%	66,424	64,439	-3.0%
Electricity and water	15,027	2%	12,170	2%	14,532	2%	19.4%	-3.3%	54,952	51,649	-6.0%
Subscriptions and quotes	13,252	2%	12,263	2%	13,978	2%	14.0%	5.5%	44,523	49,212	10.5%
Insurance	7,374	1%	20,392	3%	17,550	2%	-13.9%	138.0%	30,873	46,047	49.1%
Electronic processing	9,235	1%	8,824	1%	12,619	2%	43.0%	36.6%	28,217	36,920	30.8%
Cleaning	5,790	1%	6,706	1%	5,155	1%	-23.1%	-11.0%	21,445	22,900	6.8%
Audit Services	1,083	0%	3,693	1%	1,093	0%	-70.4%	0.9%	6,245	7,256	16.2%
Services by third-party and others (1)	78,544	11%	78,404	13%	71,998	10%	-8.2%	-8.3%	341,540	326,861	-4.3%
Total administrative and general expenses	693,458	100%	588,994	100%	749,393	100%	27.2%	8.1%	2,361,117	2,386,108	1.1%

(1) The balance consists mainly of security and protection services, cleaning service, representation expenses, electricity and water utilities, insurance policy expenses, subscription expenses and commission expenses.

In the QoQ analysis, administrative and general expenses and taxes rose +27.2% due to:

(i)	A 42.2% increase in advertising costs due to higher expenses for the Millas Latam Program, in line with the 32% increase in transactions through points of sale (P.O.S.)

(ii)	An increase in maintenance and repair expenses associated with support and maintenance services for IT servers.

(iii)	An increase in expenses for consultancy and professional fees given that the majority of these fees are reported in the accounting books in the last quarter of the year.

The YoY analysis reveals growth of +8.1%, which was attributable to growth in maintenance and repair expenses and in advertising expenses for the reasons noted above. Additionally, expenses relative to IBM increased after the Group stepped up its use of services and associated projects to ensure effective management of vulnerabilities at the IT level and prevent system obsolescence.

YTD, expenses registered growth in +1.1%. This increase was primarily driven by expenses for repair and maintenance and for IBM services. In both cases, expenses were associated with support, maintenance and improvement of IT processors. These efforts are highly important to ensuring that Credicorp can continue offering products and services in ways that ensure high standards for information security.

Although Credicorp made significant efforts to control expenses in 2020, it was unable to fully contain growth in expenses for servers without compromising operating standards referred. This, added to pressure on operating income, lent to a challenging scenario throughout the year.

7.2. Operating Efficency

The efficiency ratio at Credicorp deteriorated 220bps, 170bps, and 270bps QoQ, YoY and YTD respectively to situate at 47.2% for the quarter and 46.3% for the year. At the quarterly level, the evolution was driven by seasonal effects on operating expenses while the yearly result was attributable to a reduction in net interest income and in non-financial income, mainly at BCP Stand-alone and Mibanco and due to a decrease in transactions in the COVID-19 context. Nonetheless, the adjusted efficiency ratio stood at 46.1% in the quarter and 44.9% in the year, showing less deterioration. The variation was 125bps, 62bps and 136bps QoQ, YoY and YTD respectively.

Operating Efficiency	Quarter			% change		Year		% change
S/ 000	4Q19	3Q20	4Q20	QoQ	YoY	2019	2020	2020 / 2019
Operating expenses (1)	1,852,620	1,657,875	1,792,366	8.1%	-3.3%	6,785,063	6,782,810	-0.03%
Operating income (2)	4,073,888	3,684,231	3,795,255	3.0%	-6.8%	15,571,825	14,660,228	-5.9%
Efficiency ratio (3)	45.5%	45.0%	47.2%	220 bps	170 bps	43.6%	46.3%	270 bps
Operating expenses / Total average assets (4)	4.03%	3.09%	3.06%	-3 bps	-97 bps	4.96%	4.25%	-71 bps

(1) Operating expenses = Salaries and employee’s benefits + Administrative expenses + Depreciation and amortization + Association in participation + Acquisition cost.

(2) Operating income = Net interest, similar income and expenses + Fee income + Net gain on foreign exchange transactions + Net gain from associates + Net gain on derivatives held for trading + Net gain from exchange differences + Net premiums earned

(3) Operating expenses / Operating income.

(4) Operating expenses / Average of Total Assets. Average is calculated with period beginning and period-ending balances.

In the QoQ analysis, the efficiency ratio deteriorated 220bps due to a drop in net interest income, which was in turn driven by a devaluation in reprogrammed loans at BCP Bolivia.

In the YoY analysis, efficiency deteriorated 170bps. The following figure depicts the impact that variation in each of the components of income and in the operating expense had on the efficiency ratio YoY:

YoY evolution of the efficiency ratio by account

(1) Other operating income includes: Net gain on foreign exchange transactions, Net gain from associates, Net gain on derivatives held for trading and Net gain from exchange difference.

(2) Other operating expenses includes: Acquisition cost and Association in participation

Deterioration in the efficiency ratio was attributable to:

(i)	A reduction in Net interest income due to low-interest government loans and to the devaluation of reprogrammed loans at BCP Bolivia, as indicated in section 4.1. Interest Income.

(ii)	An increase in Administrative and general expenses and taxes, which rose at BCP Stand-alone do an increase in expenses to maintain servers. Credicorp’s efforts to reduce expenses were insufficient, as described in the section 7.1. Credicorp – Administrative and general expenses and taxes, to attenuate growth in this line.

(iii)	The aforementioned was partially attenuated by the increase in Fee Income in banking services, as indicated in section 5. Non-financial income.

YTD, efficiency deteriorated 270bps. The figure below shows the impact that variations in each component of income and in the operating expense had on the YTD efficiency ratio:

YTD evolution of the efficiency ratio by account

(1) Other operating income includes: Net gain on foreign exchange transactions, Net gain from associates, Net gain on derivatives held for trading and Net gain from exchange difference.

(2) Other operating expenses includes: Acquisition cost and Association in participation

The largest impact was generated by a decrease in operating income, which was due to:

(i)	A reduction in net interest income due to the devaluation of loans frozen in April and May at BCP Stand-alone and Mibanco; the influx of low-interest government loans; and a devaluation of refinanced loans at BCP Bolivia.

(ii)	The contraction of fee income after fee exemptions were granted by BCP Stand-alone and Mibanco in the period from March-September to provide support for clients at the most critical point of the economic crisis generated by COVID-19.

(iii)	An increase in administrative expenses, which was attributable to maintenance and improvement work on IT processors.

7.3. Efficiency Ratio

Reported efficiency ratio by subsidiary (1)(2)

	BCP Stand-alone	BCP Bolivia	Microfinance (3)	Pacifico	Prima AFP	Credicorp
4Q19	43.4%	60.1%	55.3%	44.7%	45.1%	45.5%
3Q20	40.8%	51.2%	62.8%	35.4%	49.3%	45.0%
4Q20	41.5%	n.a.	59.9%	39.7%	45.6%	47.2%
Var. QoQ	70 pbs	n.a.	-290 pbs	430 pbs	-370 pbs	220 pbs
Var. YoY	-190 pbs	n.a.	460 pbs	-500 pbs	50 pbs	170 pbs
YTD - 2019	40.9%	60.0%	53.6%	40.2%	42.8%	43.6%
YTD - 2020	40.9%	87.8%	65.9%	39.0%	47.3%	46.3%
% change 2020/2019	0 pbs	2780 pbs	1230 pbs	-120 pbs	450 pbs	270 pbs

(1) (Salaries and employees benefits + Administrative, general and tax expenses + Depreciation and amortization + Acquisition cost + Association in participation) / (Net interest income + Fee income + Net gain on foreign exchange transactions + Net gain from associates + Net gain on derivatives held for trading + Result on exchange differences + Net premiums earned).

(2) The efficiency ratio differs from previously reported, please consider the data presented on this report.

(3) Microfinance includes Mibanco, Bancompartir and Encumbra

In the QoQ analysis, the efficiency ratio deteriorated due to an increase in operating expenses at BCP Stand-alone and to a reduction in net interest income, which was attributable to the devaluation of refinanced loans at BCP Bolivia.

The figure below shows the contribution of each subsidiary to the evolution of the efficiency ratio YoY.

YoY evolution of the efficiency ratio by subsidiary

(1) Others includes: Credicorp Capital, Prima AFP, BCP Bolivia, ASB, Grupo Crédito, among other subsidiaries and the eliminations for consolidation purposes.

In the YoY analysis, the efficiency ratio deteriorated 170bps, spurred by:

(i)	In terms of depth of impact, BCP Bolivia, where loans refinanced throughout 2020 experienced an accounting devaluation that significantly impacted net interest income. The aforementioned represents 2.0% of total impact on the efficiency ratio.

(ii)	And to a lesser extent, by the evolution of the Microfinance business, which experienced an increase in expenses reported in the Mibanco account after the merger of Bancompatir y Encumbra.

YTD, efficiency deteriorated 270bps; this impact was primarily attributable to a decrease in net interest income after zero-interest-rate loan impairments in April and May at BCP Stand-alone and Mibanco

YTD evolution of the efficiency ratio by subsidiary

(1) Others includes: Credicorp Capital, Prima AFP, BCP Bolivia, ASB, Grupo Credito, among other subsidiaries and the eliminations for consolidation purposes.

8. Regulatory Capital

8.1. Regulatory Capital – BAP

Regulatory Capital and Capital Adequacy Ratios	As of			% Change
S/ 000	Dec 19	Sep 20	Dec 20	QoQ	YoY
Capital Stock	1,318,993	1,318,993	1,318,993	0.0%	0.0%
Treasury Stocks	(207,839)	(209,305)	(208,433)	-0.4%	0.3%
Capital Surplus	226,037	157,767	192,625	22.1%	-14.8%
Legal and Other capital reserves (1)	19,437,645	21,405,740	21,429,635	0.1%	10.2%
Minority interest (2)	393,019	421,250	443,402	5.3%	12.8%
Loan loss reserves (3)	1,690,510	1,818,720	1,838,145	1.1%	8.7%
Perpetual subordinated debt	-	-	-	-	-
Subordinated Debt	4,409,840	5,241,953	5,491,480	4.8%	24.5%
Investments in equity and subordinated debt of financial and insurance companies	(700,859)	(699,066)	(715,614)	2.4%	2.1%
Goodwill	(834,881)	(790,335)	(820,899)	3.9%	-1.7%
Current year Net Loss	-	(306,510)	-	-100.0%	-
Deduction for subordinated debt limit (50% of Tier I excluding deductions) (4)	-	-	-	-	-
Deduction for Tier I Limit (50% of Regulatory capital) (4)	-	-	-	-	-
Total Regulatory Capital (A)	25,732,464	28,359,206	28,969,333	2.2%	12.6%
Tier 1 (5)	14,010,215	14,987,233	15,312,787	2.2%	9.3%
Tier 2 (6) + Tier 3 (7)	11,722,249	13,371,972	13,656,546	2.1%	16.5%
Financial Consolidated Group (FCG) Regulatory Capital Requirements (8)	20,750,935	18,607,279	20,158,508	8.3%	-2.9%
Insurance Consolidated Group (ICG) Capital Requirements (9)	1,199,850	1,241,465	1,304,266	5.1%	8.7%
FCG Capital Requirements related to operations with ICG	(329,262)	(477,400)	(467,303)	-2.1%	41.9%
ICG Capital Requirements related to operations with FCG	-	-	-	-	-
Total Regulatory Capital Requirements (B)	21,621,522	19,371,344	20,995,472	8.4%	-2.9%
Regulatory Capital Ratio (A) / (B)	1.19	1.46	1.38
Required Regulatory Capital Ratio (10)	1.00	1.00	1.00

(1) Legal and other capital reserves include restricted capital reserves (PEN 14,745 million) and optional capital reserves (PEN 6,661 million).

(2) Minority interest includes Tier I (PEN 421 million)

(3) Up to 1.25% of total risk-weighted assets of Banco de Credito del Peru, Solucion Empresa Administradora Hipotecaria, Mibanco and Atlantic Security Bank.

(4) Tier II + Tier III cannot be more than 50% of total regulatory capital.

(5) Tier I = capital + restricted capital reserves + Tier I minority interest - goodwill - (0.5 x investment in equity and subordinated debt of financial and insurance companies) + perpetual subordinated debt.

(6) Tier II = subordinated debt + TierII minority interest tier + loan loss reserves - (0.5 x investment in equity and subordinated debt of financial and insurance companies).

(7) Tier III = Subordinated debt covering market risk only.

(8) Includes regulatory capital requirements of the financial consolidated group.

(9) Includes regulatory capital requirements of the insurance consolidated group.

(10) Regulatory Capital / Total Regulatory Capital Requirements (legal minimum = 1.00).

Total regulatory capital in Credicorp increased de 2.2% QoQ and 12.6% YoY, which was attributable to:

(i)	An increase in subordinated debt in FC after an issuance at BCP Stand-alone in July for $850 million, under its debt restructuring strategy.

(ii)	Growth in facultative and restricted reserves after expectations for economic growth in Peru were revised due to COVID-19 pandemic.

Credicorp’s regulatory capital requirement growth 8.4% QoQ, which was attributable to the fact that regulatory capital requirements for financial companies increase (+8.3% QoQ). In a AaA basis, regulatory capital requirement decreased -2.9% due to lower capital requirements for financial companies (-2.9% YoY). This given a release of capital by the regulatory entity in March due to the pandemic context.

Credicorp’s regulatory capital ratio remained at a comfortable level at the end of de 4Q20 and represented 1.38 times the capital required by the regulator in Peru.

8.2. Regulatory Capital – BCP Stand-alone based on Peru GAAP

Regulatory Capital and Capital Adequacy Ratios - SBS	As of			% change
S/ 000	Dec 19	Sep 20	Dec 20	QoQ	YoY
Capital Stock	10,217,387	11,067,387	11,067,387	0.0%	8.3%
Legal and Other capital reserves	4,695,118	6,164,175	6,166,670	0.0%	31.3%
Accumulated earnings with capitalization agreement	850,000	-	-	n.a.	n.a.
Loan loss reserves (1)	1,367,259	1,565,704	1,595,916	1.9%	16.7%
Perpetual subordinated debt	-	-	-	n.a.	n.a.
Subordinated Debt	3,980,904	4,787,489	4,817,188	0.6%	21.0%
Investment in subsidiaries and others, net of unrealized profit and net income	(1,580,583)	(1,934,790)	(2,314,790)	19.6%	46.5%
Investment in subsidiaries and others	(1,965,037)	(2,018,037)	(2,297,879)	13.9%	16.9%
Unrealized profit and net income in subsidiaries	384,454	83,247	(16,911)	-120.3%	-104.4%
Goodwill	(122,083)	(122,083)	(122,083)	0.0%	0.0%
Total Regulatory Capital - SBS	19,408,002	21,527,881	21,210,287	-1.5%	9.3%
Off-balance sheet	86,273,789	85,815,159	90,720,705	5.7%	5.2%
Regulatory Tier 1 Capital (2)	14,850,131	14,971,384	14,783,879	-1.3%	-0.4%
Regulatory Tier 2 Capital (3)	4,557,871	6,556,497	6,426,408	-2.0%	41.0%
Total risk-weighted assets - SBS (4)	134,128,850	139,910,769	142,042,877	1.5%	5.9%
Credit risk-weighted assets	122,233,929	125,256,288	125,874,294	0.5%	3.0%
Market risk-weighted assets (5)	2,263,835	4,701,577	4,859,241	3.4%	114.6%
Operational risk-weighted assets	9,631,086	9,952,904	11,309,343	13.6%	17.4%
Total capital requirement -SBS	16,982,136	15,355,747	16,359,370	6.5%	-3.7%
Credit risk capital requirement	12,223,393	12,525,629	12,587,429	0.5%	3.0%
Market risk capital requirement	226,384	470,158	485,924	3.4%	114.6%
Operational risk capital requirement	963,109	995,290	1,130,934	13.6%	17.4%
Additional capital requirements	3,569,251	1,364,670	2,155,082	57.9%	-39.6%
Common Equity Tier 1 - Basel (6)	15,842,022	15,256,858	15,292,575	0.2%	-3.5%
Capital and reserves	14,912,505	17,231,562	17,234,057	0.0%	15.6%
Retained earnings	3,622,886	785,734	832,931	6.0%	-77.0%
Unrealized gains (losses)	298,112	326,616	691,094	111.6%	131.8%
Goodwill and intangibles	(1,026,444)	(1,069,018)	(1,167,628)	9.2%	13.8%
Investments in subsidiaries	(1,965,037)	(2,018,037)	(2,297,879)	13.9%	16.9%
Adjusted Risk-Weighted Assets - Basel (7)	128,238,694	133,285,120	134,192,100	0.7%	4.6%
Total risk-weighted assets	134,128,850	139,910,769	142,042,877	1.5%	5.9%
(-) RWA Intangible assets, excluding goodwill.	6,330,168	7,924,480	9,264,963	16.9%	46.4%
(+) RWA Deferred tax assets generated as a result of temporary differences in income tax, in excess of 10% of CET1	440,012	1,298,830	1,414,185	8.9%	221.4%
(+) RWA Deferred tax assets generated as a result of past losses	-	-	-	-	-

Capital ratios
Regulatory Tier 1 ratio (8)	11.07%	10.70%	10.41%	-29 bps	-66 bps
Common Equity Tier 1 ratio (9)	12.35%	11.45%	11.40%	-5 bps	-95 bps
BIS ratio (10)	14.47%	15.39%	14.93%	-46 bps	46 bps
Risk-weighted assets / Regulatory capital	6.91	6.50	6.70	3.0%	-3.1%

(1) Up to 1.25% of total risk-weighted assets.

(2) Regulatory Tier 1 Capital = Capital + Legal and other capital reserves + Accumulated earnings with capitalization agreement + (0.5 x Unrealized profit and net income in subsidiaries) - Goodwill - (0.5 x Investment in subsidiaries) + Perpetual subordinated debt (maximum amount that can be included is 17.65% of Capital + Reserves + Accumulated earnings with capitalization agreement + Unrealized profit and net income in subsidiaries - Goodwill).

(3) Regulatory Tier 2 Capital = Subordinated debt + Loan loss reserves + Unrestricted Reserves + (0.5 x Unrealized profit and net income in subsidiaries) - (0.5 x Investment in subsidiaries).

(4) Since July 2012, Total Risk-weighted assets = Credit risk-weighted assets * 1.00 + Capital requirement to cover market risk * 10 + Capital requirement to cover operational risk * 10 * 1.00 (since July 2014)

(5) It includes capital requirement to cover price and rate risk.

(6) Common Equity Tier I = Capital + Reserves – 100% of applicable deductions (investment in subsidiaries, goodwill, intangibles and net deferred taxes that rely on future profitability) + retained earnings + unrealized gains.

(7) Adjusted Risk-Weighted Assets = Risk-weighted assets - ( RWA Intangible assets, excluding goodwill, + RWA Deferred tax assets generated as a result of temporary differences in income tax, in excess of 10% of CET1, + RWA Deferred tax assets generated as a result of past losses).

(8) Regulatory Tier 1 Capital / Total Risk-weighted assets

(9) Common Equity Tier I / Adjusted Risk-Weighted Assets Risk-Weighted Assets

(10) Total Regulatory Capital / Total Risk-weighted assets (legal minimum = 10% since July 2011)

At the end of 4Q20, the BIS and Tier 1 ratios at BCP Stand-alone fell QoQ 14.93% and 10.41% respectively. This was attributable to a +1.5% increase in total RWAs after the regulatory entity set new equity requirements for operating risk and additional capital requirements in a context of low real GDP.

The decrease in total regulatory capital was mainly attributable to a 13.9% increase in investments at subsidiaries and to unrealized gains and losses at these business units.

The YoY evolution shows inverse variations: the BIS Ratio increased while the Tier 1 Ratio fell in 4Q20 after the reserve level rose (+31.3%) when profit-sharing was eliminated to protect funds to cover future obligations. In the case of Tier 1 Ratio, the decline as attributable to growth in RWAs (+5.9%). This increase was attributable to growth in retail loans in 2020, which entail higher credit and operating risk

The YoY evolution of total RWAs was driven mainly by the +3.0% increase in credit RWAs and, although to a lesser extent, by growth in market risk and operational risk RWAs. It is also important to note that additional capital requirements fell -39.6% after the regulatory entity made adjustments to policies in March to reflect a scenario in which real GDP was believed to be higher than potential GDP.

Common Equity Tier 1 Ratio – BCP Stand-alone

September 2020	December 2020

Figures at Sep20, Mibanco, Goodwill and investments differ from previously reported, please consider the data presented on this report.

(1) Includes investments in BCP Bolivia and other subsidiaries

Finally, the Tier 1 Common Equity Ratio (CET 1), which is considered the most rigorous indicator of capitalization levels, reported a decline of -5bps QoQ, situating at 11.40% at the end of 4Q20. This drop was driven by a -2.0% QoQ reduction in adjusted RWAs, which reflected a contraction in structural loans and growth in state-backed loans.

In the YoY analysis, the CET1 ratio fell -50bps due to +5.8% growth in adjusted RWAs. This variation was attributable to growth in the loan portfolio in the months prior to the pandemic. The increase of +1.4% in Tier 1 Common Equity was insufficient to offset the aforementioned decline.

8.3. Regulatory Capital at Mibanco based on Peru GAAP

Regulatory Capital and Capital Adequacy Ratios - SBS	As of			% change
S/ 000	Dec 19	Sep 20	Dec 20	QoQ	YoY
Capital Stock	1,331,484	1,714,369	2,114,500	23.3%	58.8%
Legal and Other capital reserves	207,129	246,305	246,305	0.0%	18.9%
Accumulated earnings with capitalization agreement	-	-	-	n.a.	n.a.
Loan loss reserves (1)	137,997	127,730	133,221	4.3%	-3.5%
Perpetual subordinated debt				n.a.	n.a.
Subordinated Debt	130,000	130,000	130,000	0.0%	0.0%
Investment in subsidiaries and others, net of unrealized profit and net income	-	-	-	-	-
Investment in subsidiaries and others				-	-
Unrealized profit and net income in subsidiaries				-	-
Goodwill	(139,180)	(139,180)	(139,180)	0.0%	0.0%
Total Regulatory Capital - SBS	1,667,430	2,079,224	2,484,845	19.5%	49.0%
Regulatory Tier 1 Capital (2)	1,396,696	1,818,754	2,183,682	20.1%	56.3%
Regulatory Tier 2 Capital (3)	270,733	260,469	265,960	2.1%	-1.8%
Total risk-weighted assets - SBS (4)	11,535,998	11,755,497	12,356,336	5.1%	7.1%
Credit risk-weighted assets	10,759,343	9,736,476	10,314,642	5.9%	-4.1%
Market risk-weighted assets (5)	78,799	114,638	134,862	17.6%	71.1%
Operational risk-weighted assets	697,856	1,904,383	1,906,832	0.1%	173.2%
Total capital requirement	1,550,779	1,305,369	1,373,162	5.2%	-11.5%
Credit risk capital requirement	1,075,934	973,648	1,031,464	5.9%	-4.1%
Market risk-weighted assets	7,880	11,464	13,486	17.6%	71.1%
Operational risk capital requirement	69,786	190,438	190,683	0.1%	173.2%
Additional capital requirements	397,179	129,819	137,528	5.9%	-65.4%
Common Equity Tier 1 - Basel (6)	1,748,169	1,813,368	2,097,427	15.7%	20.0%
Capital and reserves	1,538,613	1,960,674	2,360,805	20.4%	53.4%
Retained earnings	422,061	73,928	(35,204)	-147.6%	-108.3%
Unrealized gains (losses)	4,209	8,214	7,691	-193.6%	82.7%
Goodwill and intangibles	(216,489)	(229,217)	(235,627)	2.8%	8.8%
Investments in subsidiaries	(225)	(231)	(238)	3.4%	6.1%
Adjusted Risk-Weighted Assets - Basel (7)	11,134,451	11,042,007	11,609,883	5.1%	4.3%
Total risk-weighted assets	11,535,998	11,755,497	12,356,336	5.1%	7.1%
(-) RWA Intangible assets, excluding goodwill.	401,546	713,490	746,454	4.6%	85.9%
(+) RWA Deferred tax assets generated as a result of temporary differences in income tax, in excess of 10% of CET1	-	-	-	-	-
(-) RWA adjustment for state coverage, originated by temporary difference	-	-	-	-	-
(+) RWA Deferred tax assets generated as a result of past losses	-	-	-	-	-

Capital ratios
Regulatory Tier 1 ratio (8)	12.11%	15.47%	17.67%	220 bps	556 bps
Common Equity Tier 1 ratio (9)	15.70%	16.42%	18.07%	165 bps	237 bps
BIS ratio (10)	14.45%	17.69%	20.11%	242 bps	566 bps
Risk-weighted assets / Regulatory capital	6.92	5.65	4.97	-12.0%	-28.1%

(1) Up to 1.25% of total risk-weighted assets.

(2) Regulatory Tier 1 Capital = Capital + Legal and other capital reserves + Accumulated earnings with capitalization agreement + (0.5 x Unrealized profit and net income in subsidiaries) - Goodwill - (0.5 x Investment in subsidiaries) + Perpetual subordinated debt (maximum amount that can be included is 17.65% of Capital + Reserves + Accumulated earnings with capitalization agreement + Unrealized profit and net income in subsidiaries - Goodwill).

(3) Regulatory Tier 2 Capital = Subordinated debt + Loan loss reserves + Unrestricted Reserves + (0.5 x Unrealized profit and net income in subsidiaries) - (0.5 x Investment in subsidiaries).

(4) Since July 2012, Total Risk-weighted assets = Credit risk-weighted assets * 1.00 + Capital requirement to cover market risk * 10 + Capital requirement to cover operational risk * 10 * 1.00 (since July 2014)

(5) It includes capital requirement to cover price and rate risk.

(6) Common Equity Tier I = Capital + Reserves – 100% of applicable deductions (investment in subsidiaries, goodwill, intangibles and net deferred taxes that rely on future profitability) + retained earnings + unrealized gains.

(7) Adjusted Risk-Weighted Assets = Risk-weighted assets - ( RWA Intangible assets, excluding goodwill, + RWA Deferred tax assets generated as a result of temporary differences in income tax, in excess of 10% of CET1, + RWA Deferred tax assets generated as a result of past losses).

(8) Regulatory Tier 1 Capital / Total Risk-weighted assets

(9) Common Equity Tier I / Adjusted Risk-Weighted Assetsd Risk-Weighted Assets

(10) Total Regulatory Capital / Total Risk-weighted assets (legal minimum = 10% since July 2011)

At the end of 4Q20, the BIS and Tier 1 ratios at Mibanco registered QoQ growth of +242bps and +220bps, situating at 20.11% and 17.67% respectively. This was attributable to 23.3% growth in capital due to a contribution of S/ 400 Million.

The YoY evolution registered an increase of 566 bps 556 bps for the BIS Ratio and Tier 1 Ratio respectively. Growth in the BIS ratio was driven by an increase in total regulatory capital (+49.0%) while the improvement in the Tier 1 ratio was attributable to the positive evolution of Tier 1 (+56.3%) in a context marked by a capitalization of earnings in the second quarter of the year. RWAs grew +7.1%, hand-in-hand with portfolio growth in the last quarter of 2019 and in the months prior to the onset of the pandemic in March 2020.

Finally, the Tier 1 Common Equity Ratio (CET 1), which is considered the most rigorous indicator of capitalization levels, reported growth of +165 bps QoQ, situating at 18.07% at the end of 4Q20. This expansion was driven by a 15.7% increase in CET1. In the YoY analysis, the CET 1 ratio increased +237 bps, driven by a 20.0% increase in CET1. The aforementioned was buffered by a 4.3% increase in adjusted RWAs.

9.       Credicorp’s Channels

9.1 Distribution model at BCP Stand-alone

Throughout the years, Credicorp has been working on a strategy to digitalize its clients that covers both transactionality and sales of products through digital channels. At the end of 2020, 54.86% of our clients were digitalized. The creation of our Yapecard boosted digital transactions levels by +91.5% YoY given that transactions through Yape grew +499.7% over the period. In this context, digital transactions went from representing 77.7% of total transactions in 4Q20 to accounting for 62.1% in 4Q19. Total sales in retail banking, measured in units rose +50.1% QoQ but fell -1.7% and -16.6% YoY and YTD respectively due to the economic crisis.

9.1.1. Digital Clients

Client digitalization levels have presented on-going growth over the past few years. Digital clients represented 31.7% of the total client portfolio in 1Q19 and 54.86% in 4Q20. The figure below shows the evolution of digital clients over the last 2 years. In 2020 an uptick is evident in client digitalization, which was largely driven by the limits imposed by the government to restrict mobility and ensure social distancing in the context of the pandemic.

Evolution of Digital Clients (1)

(1) Consumer banking customers who conducts 50% of their monetary transactions online; or conducts 50% of their non-monetary transactions online; or buys products online in the last 12 months

The acceleration of digitalization allowed us to close 5 branches in the last quarter of the year and 20 over the course of the year. By year-end we had reduced our branch number to 386 without compromising the quality of the service we offer to our clients. BCP Agentes increased by 6 QoQ but fell by 184 in 2020. In this context, we closed the year with 7,003 agentes in Peru.

9.1.1.1. Evolution of digital clients by segment

Group	4Q19	3Q20	4Q20
Enalta	78.33%	85.49%	86.18%
Affluent	65.28%	79.38%	80.14%
Consumer	39.74%	51.97%	53.62%

If we conduct an analysis by segment in Retail banking, we see that growth in digitalization was driven by the Consumer segment, which has the largest number of clients. This segment has gone from 39.74% of digitalization in 4Q19 to 53.62% in 4Q20. Once again, this acceleration in digitalization was driven by the measures imposed by the government to stem the spread of the COVID-19 pandemic in 2020.

Since 4Q19, the Enalta and Afluente segments have registered digitalization levels in excess of 65%. These segments adapt to digital change with greater ease given that they have higher financial education and are more confident in their use of digital channels. BCP Stand-alone is placing great emphasis on banking more individuals and providing financial education through digital educator at the branch and BCP Agentes level.

9.1.2. Transactions by channel

		Monthly average in each quarter						% change		Monthly average in each year		% change
	N° of Transactions per channel (1)	4Q19%		3Q20%		4Q20%		QoQ	YoY	2019	2020	2020 / 2019
Physical and	Teller	7,715,870	2.9%	4,087,916	1.1%	5,134,057	1.2%	25.6%	-33.5%	7,751,772	4,740,002	-38.9%
Telephone	Agentes BCP	32,534,245	12.3%	31,527,275	8.6%	34,934,383	8.3%	10.8%	7.4%	28,460,292	29,304,487	3.0%
channels	Points of sale P.O.S.	27,280,145	10.3%	23,601,741	6.5%	30,429,843	7.2%	28.9%	11.5%	17,800,747	23,097,619	29.8%
	Telephone banking	5,056,869	1.9%	4,314,246	1.2%	4,816,104	1.1%	11.6%	-4.8%	4,874,324	4,625,688	-5.1%
Self-served	Kioskos BCP	1,238,521	0.5%	623,598	0.2%	553,608	0.1%	-11.2%	-55.3%	1,275,788	670,480	-47.4%
channels	ATMs	25,678,078	9.7%	14,006,791	3.8%	16,999,608	4.0%	21.4%	-33.8%	24,930,696	15,556,599	-37.6%
	Mobile banking	120,275,484	45.3%	197,821,818	54.1%	210,352,878	49.9%	6.3%	74.9%	91,300,784	169,697,947	85.9%
Digital	Internet banking Via BCP	19,552,525	7.4%	25,753,187	7.0%	23,771,674	5.6%	-7.7%	21.6%	18,116,446	23,454,136	29.5%
channels	Yape	11,659,712	4.4%	51,469,991	14.1%	80,489,047	19.1%	56.4%	590.3%	6,960,198	41,740,331	499.7%
	Telecredito	13,208,492	5.0%	11,597,227	3.2%	13,208,641	3.1%	13.9%	0.0%	12,212,317	11,404,616	-6.6%
Others	Others (2)	1,210,839	0.5%	1,011,284	0.3%	1,007,281	0.2%	-0.4%	-16.8%	1,044,348	1,111,973	6.5%
	Total transactions	265,410,779	100.0%	365,815,074	100.0%	421,697,124	100.0%	15.3%	58.9%	214,727,711	325,403,876	51.5%

(1) Figures include monetary and non-monetary transactions.

(2) Includes Direct Debit and Other ATMs Network

In the current context of COVID-19, after strict restrictions on movement and activities were relaxed in 4Q20, and the seasonal effects of year-end activities kicked in, the number of transactions increased 15.3% QoQ. In YoY terms, transactions were up 58.9%. The expansion was attributable to the creation of the Yapecard, which is associated with the Yape app and can used by individuals who have no accounts with BCP Stand-alone. This new initiative was launched in May through BCP Stand-alone’s plan to bank more individuals.

In the YoY analysis, the monthly average of transactions grew 15.3% due to:

(i)	Digital channels expansion of 14.4%. Within this set of channels, Yape was the star performer with 56.4% growth in 4Q20, which reflects the public’s embrace of Yapecard. This product hit the 1.1 million user mark in 4Q20 in a context of stringent restrictions on movement and social distancing to stem the pandemic, which led both individuals and businesses to migrate to the Yape channel for immediate transactions.

(ii)	Growth of +20% in transactions through self-service channels, which was attributable to a 21.4% increase in the use of ATMS and +18.5% in transactions via physical and telephone channels. This growth was attributable to the economic activation registered in the last quarter of the year and to the fact that the mobility and social distancing measures mandated in 4Q20 to stem the pandemic were significantly less stringent than those in place in previous quarters.

In the YoY analysis, we see a +58.9% increase in average monthly transactions. This was generated by an uptick in transactions through digital channels, which registered a significant increase in the transactions volume of +99%: Mobile banking (+74.9% YoY) and Internet Banking Vía BCP (+21.6% YoY) and Yape (+590.3% YoY). Yape hit the 1.1 million user mark in 4Q20 (280 thousand through Yapecard and 858 thousand through BCP accounts), compared to growth of 164 thousand users in 4Q19. Digital channels have increased the number of functions offered and on-going efforts are in place to implement digital platforms so that clients can ask questions, conduct contractions, pay services and/or make transfers without the need to use physical or telephone channels.

If we analyze the monthly average for the year, we see a +51.5% increase in total transactions that was attributable to growth of +91.5% in transactions through digital channels in the context of COVID-19. The largest increase in share of transactions was registered by Yape, which came to represent 12.8% of total transactions in 2020 versus 3.2% in 2019. This growth represented an advance of +499.7% for the year, which was driven by inflows of new clients through BCP accounts (+2.2 million) and Yapecard (1.1 million).

Growth in transactions in the region is expected to be channeled primarily through digital channels. This trend will accentuate in the current context, where social distancing and public health measures will continue to important, leading to a subsequent increase in the demand for services through non-physical channels. Accordingly, we have seen an uptick in the volume of transactions through Internet Banking Vía BCP, Internet Banking and Yape, which is in line with our objective to develop a more efficient, profitable and client-centered network of service channels. It is important to note that the interbank payment application through Yape hit the 5 million user mark at the end of 2020 and has become a useful tool for both individuals and businesses seeking to conduct efficient transactions without incurring costs.

9.1.3. Sales in Retail Banking

	Unit sold per Quarter			% Change		Unit sold per Year		% Change
	4Q19	3Q20	4Q20	TaT	AaA	2019	2020	2020 /2019
Traditionals Sales	1,568,551	974,339	1,517,113	55.7%	-3.3%	5,755,757	4,468,066	-22.4%
Selfserved Sales	452,347	159,462	258,734	62.3%	-42.8%	2,093,813	1,031,029	-50.8%
Digital Sales	415,850	462,048	620,133	34.2%	49.1%	1,185,505	2,038,468	71.9%
Total Sales(1)	2,436,748	1,595,849	2,395,980	50.1%	-1.7%	9,035,075	7,537,563	-16.6%

The economic crisis brought on by strict lockdown measures, which were in place from March to September, led to a sharp decrease in sales of retail banking products, which fell -1.7% and -16.6%, YoY and YTD respectively. Sales began to recover in 4Q20, reporting growth of 50.1% in a context of economic reactivation and due to seasonal factors associated with the holidays at year-end. At the end of 2020, digital channels represented 27.04% of total Retail Banking sales.

In the QoQ analysis:

(i)	Traditional retail banking sales grew +55.7%, led by expansion in advances on wages (+135%), personal loans (+137%) and preferential cash (+99%). This was in line with economic reactivation and the fact that restrictions on movement were relaxed.

(ii)	Self-service sales also accelerated during the last quarter, led by savings accounts (+151%) and advances on wage (+46%), which can be acquired in kiosks and ATMs respectively.

(iii)	In terms of digital channels, growth of 34.2% was led by advances in wage and personal loans, which registered increases of 117% and 147% respectively. This growth was attributable to economic reactivation and to seasonal factors in play every 4Q.

The YoY and YTD analysis registered a significant reduction due to:

(i)	Traditional sales fell -3.3% and -22.4% YoY and YTD due to the lockdown and social distancing measures enacted by the government. This led to slow economic recovery in the second half of the year and consequently, sales for 2020 fell below those registered in 2019. The products that were the hardest hit were advances on wages, Efectivo preferente (-70.0% YoY and YTD), Credit Cards (-40% YoY and -51% YTD) and Time Deposits (-47% YoY and -50% YTD).

(ii)	In contrast to traditional sales, digital sales registered growth of +49% and +72% YoY and YTD respectively. This was attributable to the fact that clients migrated to these channels in a context of strict mobility and social distancing measures. The products that posted the most favorable evolution were Savings Accounts (+198% YoY and +436% YTD), Insurance (+383% YoY and +548% YTD) and SME-Pyme working capital (+403% YoY and + 995% YTD).

9.2. Other Credicorp Subsidiaries

9.2.1. Physical points of contact Mibanco

	As of			change (units)
	Dec 19	Sep 20	Dec 20	QoQ	YoY
Total Mibanco’s Network (1)	323	323	323	-	-

(1) Mibanco does not have Agents or ATMs because it uses the BCP network. Mibanco branches include Banco de la Nacion branches, which in Sep 19, Jun 20 and Sep 20 were 35, 35 and 35 respectively.

The number of branches at Mibanco registered no variation. It is important to note that Mibanco has an agreement with the Banco de la Nación to use the latter’s branches throughout the country to reduce operating costs. At the end of 4Q20, these branches represented 11% (34 branches) of Mibanco’s 323 branches.

9.2.2. Physical points of contact BCP Bolivia

	As of			change (units)
	Dec 19	Sep 20	Dec 20	QoQ	YoY
Branches	54	54	54	-	-
ATMs	301	310	310	-	9
Agentes BCP Bolivia	446	664	851	187	405
Total Bolivia’s Network	801	1,028	1,215	187	414

At BCP Bolivia, points of contact increased QoQ (+187), which was attributable to growth in Agentes BCP (+187), which was in line with our strategy to expand through cost-efficient strategies.

In the YoY evolution, the total number of points of contact at BCP Bolivia increased +414. This was primarily driven by growth in the number of Agentes BCP (+405) and, to a lesser extent, to expansion in ATMs. This was attributable, once again, to the strategy to bet on cost-efficient strategies to reach more clients.

10.       Economic Perspectives

10.1. Peru Economic Forecasts

Peru	2016	2017	2018	2019 (3)	2020 (3)	2021 (3)
GDP (US$ Millions)	194,660	214,352	225,308	230,842	199,003	219,491
Real GDP (% change)	4.0	2.5	4.0	2.2	-11.3	8.0 - 10.0
GDP per capita (US$)	6,180	6,741	6,997	7,103	6,100	6,594
Domestic demand (% change)	1.1	1.5	4.2	2.3	-10.5	8.0
Gross fixed investment (as % GDP)	22.0	20.6	21.7	21.4	19.6	20.4
Public Debt (as % GDP)	23.9	24.9	25.7	26.8	35.3	35.7
System loan growth (% change)(1)	4.9	5.6	10.1	6.2	-	-
Inflation(2)	3.2	1.4	2.2	1.9	2.0	1.7
Reference Rate	4.25	3.25	2.75	2.25	0.25	0.25
Exchange rate, end of period	3.36	3.24	3.37	3.31	3.62	3.45 - 3.50
Exchange rate, (% change)	-1.7%	-3.5%	4.1%	-1.7%	9.3%	-4.7%
Fiscal balance (% GDP)	-2.6	-3.1	-2.5	-1.6	-8.9	-4.5
Trade balance (US$ Millions)	1,953	6,700	7,197	6,614	7,500	12,500
(As % GDP)	1.0%	3.1%	3.2%	2.9%	3.8%	5.7%
Exports	37,082	45,422	49,066	47,688	42,000	53,000
Imports	35,128	38,722	41,870	41,074	34,500	40,500
Current account balance (US$ Millions)	-5,064	-2,779	-3,821	-3,531	-199	-878
(As % GDP)	-2.6%	-1.3%	-1.7%	-1.5%	-0.1%	-0.4%
Net international reserves (US$ Millions)	61,686	63,621	60,121	68,316	74,707	74,500
(As % GDP)	31.7%	29.7%	26.7%	29.6%	37.5%	33.9%
(As months of imports)	21	20	17	20	26	22

Sources: INEI, BCRP y SBS.

(1) Financial System, Current Exchange Rate

(2) Inflation target: 1% - 3%

(3) Estimates by BCP Economic Research as of January 2021.

10.2. Main Economic Variables

Economic Activity – GDP (% change YoY)

Source: INEI

Economic recovery continued at a better-than-initially-expected pace in the fourth quarter of 2020. After falling 9.4% YoY in the third quarter, our estimates suggest GDP declined 2.6% YoY in the last quarter of 2020. The fact that this economic contraction was less significant than initially estimated reflects a favorable external environment (the average price of copper increased from USD/lb. 2.96 in 3Q20 to USD/lb. 3.26 in 4Q20) and an uptick in several economic indicators for the local economy in an environment of recovery. In November 2020, monthly economic activity fell 2.8% YoY. During this month, the construction sector registered a notable advance of 17% YoY to reach an 88-month peak. Available indicators for December 2020 show that public investment by the general government increased 19% YoY (the second-best print in 10 months) while the number of transfers in the Real-Time Gross Settlement System advanced 4% YoY, a 10-year peak. During the same period, electricity demand fell only 0.1% YoY (Nov-20: -0.4%).

Using this information, our estimates suggest that GDP contracted 11.3% in 2020 due to the COVID-19 global pandemic. Throughout the majority of 2020, economic activity was limited by measures to limit COVID-19 contagion. The most drastic of these measures was the general lockdown imposed from March 16th to June 30th. The second half of 2020 was characterized by a gradual reopening of the economy in a context of improvement in the sanitary situation. For the end of 2020, estimates suggest that GDP stands only 3% below its pre-pandemic levels.

Inflation and Monetary Policy rate (%)

Source: INEI, BCRP

The headline inflation rate closed the fourth quarter of 2020 at 2.0% YoY (3Q20: 1.8%) and stood at the Central Bank’s target range mid-point (1% - 3%). In parallel, core inflation (excluding food and energy) remained at 1.8% YoY (3Q20: 1.8%) and registered 10 consecutive months below 2%.

The reference rate has remained at 0.25% since April, after being cut 100pbs at extraordinary monetary policy meetings in March and April respectively. In the last monetary policy meeting in January 2021, the Central Bank stressed for the ninth consecutive month that “the Board considers it appropriate to maintain a strong monetary stimulus for a prolonged period or for as long as the negative effects on inflation and its determinants persist. The Central Bank remains vigilant to increase monetary stimulus through several mechanisms”.

Regarding the Reactiva Peru program, by the end of 2020, liquidations of repo operations with state guarantees stood at PEN 50,726 million.

Fiscal Result and Current Account Balance (% of GDP, Quarter)

Source: BCRP

*BCP estimates

The fiscal deficit represented 8.9% of GDP in 2020 (2019: 1.6%). In the fourth quarter of 2020 fiscal revenues fell 6% YoY in real terms (3Q20: -18%). The drop is explained by a 1% YoY decrease in VAT revenues and 13% in Income Tax revenues. In the fourth quarter of 2020, non-financial government spending increased 34% YoY in real terms (3Q20: +7%). Current spending rose 41% YoY (3Q20: +13%), driven by an increase in monetary transfers in 127% YoY (3Q20: +41%), while public investment by the general government advanced 16% YoY in real terms (3Q20: -24%).

In November, the government issued US$ 4 billion in three tranches: (i) US$ 1 billion with a 12-year tenor, coupon rate of 1.862% and 100bps spread over Treasury, (ii) US$ 2 billion with a 40-year tenor, coupon rate of 2.780% and 125bps spread over Treasury, and (iii) US$ 1 billion with 101-year tenor, coupon rate of 3.230% and 170bps spread over Treasury.

From January to November 2020, the trade balance posted a surplus of USD 6,303 million, which was 17% above the figure registered for the same period in 2019. Exports fell 14% YoY during the same period due to a 16% drop in traditional exports and an 8% YoY decline in non-traditional exports. Imports also fell, registering a decrease of 18% YoY where the most affected sectors were raw materials (-22% YoY) and capital goods (-18% YoY). Lastly, in November terms of trade grew 18% YoY, which represented a 10-year peak. In January-November, terms of trade increased 7.1% YoY.

Exchange rate (S/ per US$)

Source: SBS

The exchange rate closed 2020 at USDPEN 3.621. Consequently, the Peruvian Sol depreciated 0.7% compared to 3Q20’s closing rate (USDPEN 3.597) and 9.3% compared to the closing rate of 2019 (USDPEN 3.314). In 4Q20, the exchange rate reached a new historical peak of USDPEN 3.67 on November 16th in a context of heightened political uncertainty on the local scene.

The Peruvian Sol’s depreciation 2020 was accompanied by declines in the Brazilian Real (-29%), Mexican Peso (-5%) and Colombian Peso (-4%). In contrast, the Chilean Peso appreciated 6% in 2020 after depreciating 8.5% in 2019.

In 2020, the Central Bank executed net sales in the spot FX market for US$ 159 million in a context marked by a depreciation in the Peruvian Sol. The institution also intervened to mitigate this depreciation through a gross issuance of FX Swaps (sales) for US$ 7,529 million and issuances of BCRP Readjustable Certificate Deposits for US$ 4,175 million. Lastly, Net International Reserves closed 2020 at US$ 74,707 million (a new annual historical peak) compared to US$ 68,316 million in 2019.

Safe Harbor for Forward-Looking Statements

This material includes “forward-looking statements” within the meaning of Section 21E of the Securities Exchange Act of 1934. All statements other than statements of historical information provided herein are forward-looking and may contain information about financial results, economic conditions, trends and known uncertainties. Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based only on the Company’s current beliefs, expectations and assumptions regarding the future of our business, future plans and strategies, projections, anticipated events and trends, the economy and other future conditions.

Forward-looking statements can be identified by words such as: "anticipate”, "intend", "plan", "goal”, "seek”, "believe”, "project", "estimate”, "expect", "strategy”, "future”, "likely”, "may”, "should”, "will" and similar references to future periods. Examples of forward-looking statements include, among others, statements or estimates we make regarding guidance relating to Return on Average Equity, Sustainable Return on Average Equity, Cost of Risk, Loan growth, Efficiency ratio, BCP Stand-alone Common Equity Tier 1 Capital ratio and Net Interest Margin, current or future volatility in the credit markets and future market conditions, expected macroeconomic conditions, our belief that we have sufficient liquidity to fund our business operations during the next year, expectations of the effect on our financial condition of claims, litigation, environmental costs, contingent liabilities and governmental and regulatory investigations and proceedings, strategy for customer retention, growth, product development, market position, financial results and reserves and strategy for risk management.

The Company cautions readers that actual results could differ materially from those expected by the Company, depending on the outcome of certain factors, including, without limitation: (1) adverse changes in the Peruvian economy with respect to the rates of inflation, economic growth, currency devaluation, and other factors, (2) adverse changes in the Peruvian political situation, including, without limitation, the reversal of market-oriented reforms and economic recovery measures, or the failure of such measures and reforms to achieve their goals, and (3) adverse changes in the markets in which the Company operates, including increased competition, decreased demand for financial services, and other factors. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. Our actual results and financial condition may differ materially from those indicated in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements.

Any forward-looking statement made in this material is based only on information currently available to the Company and speaks only as of the date on which it is made. The Company undertakes no obligation to release publicly the result of any revisions to these forward-looking statements which may be made to reflect events or circumstances after the date hereof, including, without limitation, changes in the Company’s business strategy or planned capital expenditures, or to reflect the occurrence of unanticipated events

11.       Appendix

11.1. Credicorp

CREDICORP LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF FINANCIAL POSITION
(In S/ thousands, IFRS)

	As of			% change
	Dec 2019	Sep 2020	Dec 2020	QoQ	YoY
ASSETS
Cash and due from banks (1)
Non-interest bearing	6,177,356	6,916,416	8,176,612	18.2%	32.4%
Interest bearing	19,809,406	28,221,543	28,576,382	1.3%	44.3%
Total cash and due from banks	25,986,762	35,137,959	36,752,994	4.6%	41.4%
Cash collateral, reverse repurchase agreements and securities borrowing (1)	4,288,524	2,821,116	2,394,302	-15.1%	-44.2%
Fair value through profit or loss investments (2)	3,850,762	6,658,680	6,467,471	-2.9%	68.0%
Fair value through other comprehensive income investments (2)	26,202,723	40,712,831	43,743,889	7.4%	66.9%
Amortized cost investments	3,477,046	4,277,475	4,962,382	16.0%	42.7%

Loans	115,609,679	136,148,711	137,659,885	1.1%	19.1%
Current	112,311,888	132,005,867	132,984,154	0.7%	18.4%
Internal overdue loans	3,297,791	4,142,844	4,675,731	12.9%	41.8%
Less - allowance for loan losses (2)	(5,123,962)	(9,656,383)	(9,898,760)	2.5%	93.2%
Loans, net	110,485,717	126,492,328	127,761,125	1.0%	15.6%
Financial assets designated at fair value through profit or loss (2)	620,544	729,059	823,270	12.9%	32.7%
Accounts receivable from reinsurers and coinsurers	791,704	833,039	919,419	10.4%	16.1%
Premiums and other policyholder receivables	838,731	801,480	937,223	16.9%	11.7%
Property, plant and equipment, net (2)(4)	2,250,013	2,090,092	2,077,803	-0.6%	-7.7%
Due from customers on acceptances	535,222	256,238	455,343	77.7%	-14.9%
Investments in associates (5)	628,822	627,786	645,886	2.9%	2.7%
Intangible assets and goodwill, net (2)	2,552,274	2,474,665	2,639,297	6.7%	3.4%
Other assets (2)(6)	5,350,496	7,773,402	6,858,104	-11.8%	28.2%
Total Assets	187,859,340	231,686,150	237,438,508	2.5%	26.4%
LIABILITIES AND EQUITY
Deposits and obligations
Non-interest bearing	28,316,170	45,680,396	47,623,119	4.3%	68.2%
Interest bearing	83,689,215	91,522,278	94,742,383	3.5%	13.2%
Total deposits and obligations	112,005,385	137,202,674	142,365,502	3.8%	27.1%

Payables from repurchase agreements and securities lending	7,678,016	27,778,922	27,923,617	0.5%	263.7%
BCRP instruments	4,381,011	25,344,724	25,734,963	1.5%	487.4%
Repurchase agreements with third parties	1,820,911	1,204,487	1,072,920	-10.9%	-41.1%
Repurchase agreements with customers	1,476,094	1,229,711	1,115,734	-9.3%	-24.4%

Due to banks and correspondents	8,841,732	6,601,722	5,978,257	-9.4%	-32.4%
Bonds and notes issued	14,946,363	16,425,832	16,319,407	-0.6%	9.2%
Banker’s acceptances outstanding	535,222	256,238	455,343	77.7%	-14.9%
Reserves for property and casualty claims	1,576,228	1,982,653	2,050,474	3.4%	30.1%
Reserve for unearned premiums	8,374,005	9,111,195	9,624,602	5.6%	14.9%
Accounts payable to reinsurers	216,734	222,194	338,446	52.3%	56.2%
Financial liabilities at fair value through profit or loss (2)(7)	493,700	352,889	561,602	59.1%	13.8%
Other liabilities	6,445,645	7,685,061	6,375,611	-17.0%	-1.1%

Total Liabilities	161,113,030	207,619,380	211,992,861	2.1%	31.6%

Net equity	26,237,960	23,594,683	24,945,870	5.7%	-4.9%
Capital stock	1,318,993	1,318,993	1,318,993	0.0%	0.0%
Treasury stock	(207,839)	(209,305)	(208,433)	-0.4%	0.3%
Capital surplus	226,037	157,767	192,625	22.1%	-14.8%
Reserves	19,437,645	21,405,740	21,429,635	0.1%	10.2%
Unrealized gains and losses	1,088,189	1,224,135	1,865,898	52.4%	71.5%
Retained earnings	4,374,935	(302,647)	347,152	-214.7%	-92.1%
Non-controlling interest	508,350	472,087	499,777	5.9%	-1.7%

Total Net Equity	26,746,310	24,066,770	25,445,647	5.7%	-4.9%

Total liabilities and equity	187,859,340	231,686,150	237,438,508	2.5%	26.4%

Off-balance sheet	125,344,301	131,512,273	133,568,004	1.6%	6.6%
Total performance bonds, stand-by and L/Cs.	21,081,035	18,519,960	20,973,810	13.2%	-0.5%
Undrawn credit lines, advised but not committed	75,613,805	81,926,284	86,074,859	5.1%	13.8%
Total derivatives (notional) and others	28,649,461	31,066,029	26,519,335	-14.6%	-7.4%

(1) The amounts differ from those previously reported in 2019 period, due to the reclassification to the item "Cash collateral, reverse repurchase agreements and securities borrowing" mainly for the cash collateral in dollars delivered to the BCRP, previously presented in the item "Cash and due from banks".

(2) The amounts differ from those previously reported in 2019 period, due to the reclassifications.

(3) In the 2019 period, this item was opened in the statement of financial position; previously presented under the item "Investments at fair value through profit or loss".

(4) The amounts differ from those previously reported in 2018 period, due to the reclassification of the expenses on improvements in building for rent, previously presented in the item “Other assets”. Likewise, in the period 2019, the asset for the right to use the lease contracts was incorporated, in application of IFRS 16.

(5) Includes investments in associates, mainly Banmedica and Visanet, among others.

(6) Includes mainly accounts receivables from brokerage and others.

(7) In the 2019 period, this item was opened in the statement of financial position; previously presented in the item "Other liabilities".

CREDICORP LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF INCOME
(In S/ thousands, IFRS)

	Quarter			% change		Year		% change
	4Q19	3Q20	4Q20	QoQ	YoY	2019	2020	2020 / 2019
Interest income and expense
Interest and dividend income	3,172,695	2,953,570	2,703,100	-8.5%	-14.8%	12,381,664	11,547,648	-6.7%
Interest expense (1)(2)	(807,645)	(791,875)	(633,880)	-20.0%	-21.5%	(3,289,913)	(2,976,306)	-9.5%
Net interest income	2,365,050	2,161,695	2,069,220	-4.3%	-12.5%	9,091,751	8,571,342	-5.7%

Gross provision for credit losses on loan portfolio	(568,727)	(1,348,726)	(785,194)	-41.8%	38.1%	(2,100,091)	(6,080,289)	189.5%
Recoveries of written-off loans	57,068	42,821	52,529	22.7%	-8.0%	254,155	159,781	-37.1%
Provision for credit losses on loan portfolio, net of recoveries	(511,659)	(1,305,905)	(732,665)	-43.9%	43.2%	(1,845,936)	(5,920,508)	220.7%

Risk-adjusted net interest income	1,853,391	855,790	1,336,555	n.a.	-27.9%	7,245,815	2,650,834	-63.4%
Non-financial income
Fee income	847,206	775,805	873,155	12.5%	3.1%	3,232,781	2,912,778	-9.9%
Net gain on foreign exchange transactions	193,528	155,028	151,464	-2.3%	-21.7%	748,382	622,783	-16.8%
Net gain on sales of securities (3)	102,011	135,957	162,523	19.5%	59.3%	466,970	458,410	-1.8%
Net gain from associates (3)(4)	22,738	11,245	19,297	71.6%	-15.1%	79,844	64,672	-19.0%
Net gain on derivatives held for trading	7,043	(21,297)	18,298	-185.9%	n.a.	6,043	40,789	n.a.
Net gain from exchange differences (1)	17,745	6,361	11,152	75.3%	n.a.	19,520	19,804	1.5%
Other non-financial income (1)	75,274	39,498	94,517	139.3%	25.6%	344,229	286,981	-16.6%
Total non-financial income	1,265,545	1,102,597	1,330,406	20.7%	5.1%	4,897,769	4,406,217	-10.0%

Insurance underwriting result
Net earned premiums (1)	620,578	595,394	652,669	9.6%	5.2%	2,394,243	2,428,060	1.4%
Net claims (1)	(387,426)	(513,091)	(492,738)	-4.0%	27.2%	(1,531,418)	(1,708,113)	11.5%
Acquisition cost (5)	(88,662)	(86,643)	(75,065)	-13.4%	-15.3%	(365,848)	(361,814)	-1.1%
Total insurance underwriting result	144,490	(4,340)	84,866	-2055.4%	-41.3%	496,977	358,133	-27.9%

Total expenses
Salaries and employee benefits	(885,526)	(803,438)	(792,335)	-1.4%	-10.5%	(3,411,023)	(3,312,954)	-2.9%
Administrative, general and tax expenses (1)	(693,458)	(588,994)	(749,393)	27.2%	8.1%	(2,361,117)	(2,386,108)	1.1%
Depreciation and amortization (1)(6)	(175,168)	(168,234)	(158,494)	-5.8%	-9.5%	(624,439)	(669,915)	7.3%
Impairment loss on goodwill	-	(63,978)	-	n.a.	n.a.	-	(63,978)	n.a.
Association in participation (7)	(9,806)	(10,566)	(17,079)	61.6%	74.2%	(22,636)	(52,019)	129.8%
Other expenses (1)	(123,261)	(166,710)	(265,255)	59.1%	115.2%	(245,833)	(706,049)	187.2%
Total expenses	(1,887,219)	(1,801,920)	(1,982,556)	10.0%	5.1%	(6,665,048)	(7,191,023)	7.9%

Profit before income tax	1,376,207	152,127	769,271	405.7%	-44.1%	5,975,513	224,161	-96.2%

Income tax	(383,250)	(55,539)	(103,460)	86.3%	-73.0%	(1,623,182)	109,977	n.a.

Net profit	992,957	96,588	665,811	589.3%	-32.9%	4,352,331	334,138	-92.3%
Non-controlling interest	20,127	(8,018)	12,407	n.a.	-38.4%	87,027	(12,756)	-114.7%
Net profit attributable to Credicorp	972,830	104,606	653,404	524.6%	-32.8%	4,265,304	346,894	-91.9%

(1) The amounts differ from those previously reported in 2018 period.

(2) As of 2019, financing expenses related to lease agreements is included according to the application of IFRS 16.

(3) Starting in 2019 the gain from other investments in related companies has been included in the item "Net gain in associates"; which previously was presented in the item "Net gain on securities".

(4) Includes gains on other investments, mainly made up of the profit of Banmedica.

(5) The acquisition cost of Pacifico includes net fees and underwriting expenses.

(6) From 1Q19, the effect is being incorporated by the application of IFRS 16, which corresponds to a greater depreciation for the asset for right-of-use". Likewise, the expenses related to the depreciation of improvements in building for rent is being reclassified to the item "Other expenses".

(7) The item “Association in participation” was incorporated, which previously was presented in the item “Net gain on securities”

Credicorp Ltd.
Separate Statement of Financal Position
(In S/ thousands, IFRS)

11.2. Credicorp Stand-alone

	As of
	Sep-20	Dec-20
ASSETS
Cash and cash equivalents	777,709	1,114,167
At fair value through profit or loss		234,851
Fair value through other comprehensive income investments	459,217	463,286
In subsidiaries and associates investments	27,361,569	29,118,425
Loans	1,064,712	-
Other assets	300	191

Total Assets	29,663,507	30,930,920

LIABILITIES AND NET SHAREHOLDERS’ EQUITY
Bonds and notes issued	1,795,528	1,794,879
Other liabilities	99,861	110,827

Total Liabilities	1,895,389	1,905,706

NET EQUITY
Capital stock	1,318,993	1,318,993
Capital Surplus	384,542	384,542
Reserve	21,070,409	21,070,409
Unrealized results	1,020,916	1,666,372
Retained earnings	3,973,258	4,584,898

Total net equity	27,768,118	29,025,214

Total Liabilities And Equity	29,663,507	30,930,920

	Quarter
	3Q20	4Q20
Interest income
Net share of the income from investments in subsidiaries and associates	238,049	865,516
Interest and similar income	8,378	11,259
Total income	246,427	876,775

Interest and similar expense	(15,052)	(28,424)
Administrative and general expenses	(16,216)	(19,140)
Total expenses	(31,268)	(47,564)

Operating income	215,159	829,211
Exchange differences, net	(4,622)	(4,660)
Other, net	(123)	1,071
	(4,745)	(3,589)
Profit before income tax	210,414	825,622
Income tax	(32,986)	(33,224)
Net income	177,428	792,398
Double Leverage Ratio	98.54%	100.30%

11.3. BCP Consolidated

BANCO DE CREDITO DEL PERU AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF FINANCIAL POSITION
(In S/ thousands, IFRS)

		As of		% change
	Dec 19	Sep 20	Dec 20	QoQ	YoY
ASSETS
Cash and due from banks
Non-interest bearing	4,608,148	5,097,856	5,814,295	14.1%	26.2%
Interest bearing	19,148,673	26,887,477	27,257,699	1.4%	42.3%
Total cash and due from banks	23,756,821	31,985,333	33,071,994	3.4%	39.2%

Cash collateral, reverse repurchase agreements and securities borrowing	3,045,261	1,767,692	1,345,981	-23.9%	-55.8%

Fair value through profit or loss investments	242	1,874,577	2,168,500	15.7%	n.a.
Fair value through other comprehensive income investments	14,263,353	27,515,047	29,604,474	7.6%	107.6%
Amortized cost investments	3,455,877	4,251,291	4,933,333	16.0%	42.8%

Loans	104,886,920	124,515,950	125,716,877	1.0%	19.9%
Current	101,730,830	120,522,261	121,179,978	0.5%	19.1%
Internal overdue loans	3,156,090	3,993,689	4,536,899	13.6%	43.8%
Less - allowance for loan losses	(4,761,111)	(9,078,981)	(9,266,046)	2.1%	94.6%
Loans, net	100,125,809	115,436,969	116,450,831	0.9%	16.3%

Property, furniture and equipment, net (1)	1,996,773	1,819,367	1,789,869	-1.6%	-10.4%
Due from customers on acceptances	535,222	256,238	455,343	77.7%	-14.9%
Other assets (2)	4,992,105	6,515,998	5,882,200	-9.7%	17.8%

Total Assets	152,171,463	191,422,512	195,702,525	2.2%	28.6%

Liabilities and Equity
Deposits and obligations
Non-interest bearing (1)	26,372,428	49,111,613	43,740,097	-10.9%	65.9%
Interest bearing (1)	73,060,735	73,488,701	83,231,861	13.3%	13.9%
Total deposits and obligations	99,433,163	122,600,314	126,971,958	3.6%	27.7%

Payables from repurchase agreements and securities lending	5,803,336	25,869,675	26,602,334	2.8%	358.4%
BCRP instruments	4,381,011	25,344,725	26,069,711	2.9%	495.1%
Repurchase agreements with third parties	1,422,325	524,950	532,623	1.5%	-62.6%
Due to banks and correspondents	8,865,310	6,410,499	5,508,929	-14.1%	-37.9%
Bonds and notes issued	14,312,926	14,081,882	13,811,673	-1.9%	-3.5%
Banker’s acceptances outstanding	535,222	256,238	455,343	77.7%	-14.9%
Financial liabilities at fair value through profit or loss	-	116,523	205,898	76.7%	n.a.
Other liabilities (3)	4,251,420	4,753,222	3,811,752	-19.8%	-10.3%
Total Liabilities	133,201,377	174,088,353	177,367,887	1.9%	33.2%

Net equity	18,853,621	17,238,491	18,217,739	5.7%	-3.4%
Capital stock	9,924,006	10,774,006	10,774,006	0.0%	8.6%
Reserves	4,476,256	5,945,313	5,947,808	0.0%	32.9%
Unrealized gains and losses	296,456	330,977	697,475	110.7%	135.3%
Retained earnings	4,156,903	188,195	798,450	324.3%	-80.8%

Non-controlling interest	116,465	95,668	116,899	22.2%	0.4%

Total Net Equity	18,970,086	17,334,159	18,334,638	5.8%	-3.3%

Total liabilities and equity	152,171,463	191,422,512	195,702,525	2.2%	28.6%

Off-balance sheet	114,045,218	114,983,316	114,520,519	-0.4%	0.4%
Total performance bonds, stand-by and L/Cs.	18,886,474	16,977,684	19,477,129	14.7%	3.1%
Undrawn credit lines, advised but not committed	67,865,642	68,867,418	70,391,997	2.2%	3.7%
Total derivatives (notional) and others	27,293,102	29,138,214	24,651,393	-15.4%	-9.7%

(1) The amounts differ from those previously reported due to the reclassification of the expenses on improvements in building for rent, previously presented in the item “Other assets”. Likewise, in the 2019 the asset is incorporated for the right to use the lease contracts, in application of the IFRS 16.

(2) Mainly includes intangible assets, other receivable accounts and tax credit.

(3) Mainly includes other payable accounts.

BANCO DE CREDITO DEL PERU AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF INCOME

(In S/ thousands, IFRS)

		Quarter		% change		Year		% change
	4Q19	3Q19	4Q20	QoQ	YoY	2019	2020	2020 / 2019
Interest income and expense
Interest and dividend income	2,808,740	2,553,354	2,456,757	-3.8%	-12.5%	10,972,575	10,099,154	-8.0%
Interest expense(1)	(694,009)	(655,594)	(497,594)	-24.1%	-28.3%	(2,860,965)	(2,450,702)	-14.3%
Net interest income	2,114,731	1,897,760	1,959,163	3.2%	-7.4%	8,111,610	7,648,452	-5.7%

Provision for credit losses on loan portfolio	(541,714)	(1,250,211)	(735,523)	-41.2%	35.8%	(2,030,835)	(5,752,462)	183.3%
Recoveries of written-off loans	58.614	40,126	47,591	18.6%	-18.8%	254,039	147,854	-418%
Provision for credit losses on loan portfolio, net of recoveries	(483,100)	(1,210,085)	(687,932)	43.2%	42.4%	(1,776,796)	(5,604,608)	215.4%

Risk-adjusted net interest income	1,631,631	687,675	1,271,231	84.9%	-22.1%	6,334,814	2,043,844	-67.7%

Non-financial income
Fee income	680,506	572,044	694,348	21.4%	2.0%	2,609,684	2,248,910	-13.8%
Net gain on foreign exchange transactions	197,954	152,862	180,363	18.0%	-8.9%	736,487	654,537	-11.1%
Net gain on securities	22,004	73,630	11,194	-84.8%	-49.1%	133,812	125,383	-6.3%
Net gain on derivatives held for trading	(3,866)	12,502	5,538	-55.7%	-243.2%	24,484	52,451	114.2%
Net gain from exchange differences	15,997	1,151	4.870	323.1%	n.a.	17,151	(5,031)	n.a.
Others	35,914	36,309	29,187	-19.6%	-18.7%	209,581	179,816	-14.2%
Total other income	948,509	848,498	925,500	9.1%	-2.4%	3,731,199	3,256,066	-12.7%

Total expenses
Salaries and employee benefits	(665,450)	(568,595)	(534,217)	-6.0%	-19.7%	(2,569,839)	(2,350,479)	-8.5%
Administrative expenses	(553,842)	(450,406)	(585,547)	30.0%	5.7%	(1,858,370)	(1,819,557)	-2.1%
Depreciation and amortization (2)	(143,026)	(129,157)	(120,927)	-6.4%	155%	(508,880)	(518.149)	1.8%
Other expenses	(56,693)	(86,663)	(135,309)	56.1%	138.7%	(155,234)	(450,721)	190.3%
Total expenses	(1,419,011)	(1,234,821)	(1,376,000)	11.4%	-3.0%	(5,092,323)	(5,138,906)	0.9%

Profit before income tax	1,161,129	301,352	820,731	172.3%	-29.3%	4,973,690	161,004	-96.8%
Income tax	(315,972)	(31,731)	(209,498)	560.2%	-33.7%	(1,331,756)	83,298	n.a.
Net profit	845,157	269,621	611,233	126.7%	-27.7%	3,641,934	244,302	-93.3%
Non-controlling interest	(4,991)	8,220	(978)	n.a.	-80.4%	(19,495)	19,974	n.a.
Net profit attributable to BCP Consolidated	840,166	277,841	610,255	119.6%	-27.4%	3,622,439	264,276	-92.7%

(1) As of 2019, financing expenses related to lease agreements is included according to the application of IFRS 16.

(2) From this quarter, the effect is being incorporated by the application of IFRS 16, which corresponds to a greater depreciation for the asset for right-of-use". Likewise, the expenses related to the depreciation of improvements in building for rent is being reclassified to the item "Other expenses".

BANCO DE CREDITO DEL PERU AND SUBSIDIARIES

SELECTED FINANCIAL INDICATORS

		Quarter		Year
	4Q19	3Q20	4Q20	2019	2020
Profitability
Earnings per share (1)	0.076	0.025	0.055	0.327	0.024
ROAA (2)(3)	2.2%	0.6%	1.3%	5.8%	4.6%
ROAE (2)(3)	18.2%	6.5%	13.8%	20.2%	1.4%
Net interest margin (2)(3)	5.88%	4.20%	4.15%	5.84%	4.55%
Risk adjusted NIM (2)(3)	4.54%	1.52%	2.69%	4.56%	1.23%
Funding Cost (2)(3)(4)	2.17%	1.60%	1.16%	2.27%	1.63%

Quality of loan portfolio
IOL ratio	3.01%	3.21%	3.61%	3.01%	3.61%
NPL ratio	4.12%	4.42%	4.90%	4.12%	4.90%
Coverage of IOLs	150.9%	227.3%	204.2%	150.9%	204.2%
Coverage of NPLs	110.3%	164.9%	150.5%	110.3%	150.5%
Cost of risk (5)	1.84%	3.89%	2.19%	1.69%	4.46%

Operating efficiency
Oper. expenses as a percent. of total income - reported (6)	45.3%	43.6%	43.6%	42.9%	44.2%
Oper. expenses as a percent. of total income - including all other items	46.3%	45.0%	47.7%	43.0%	47.1%
Oper. expenses as a percent. of av. tot. assets (2)(3)(6)	3.60%	2.46%	2.56%	3.33%	2.75%

Capital adequacy (7)
Total regulatory capital (S/ Million)	19,408	21,528	21,210	19,408	21,210
Tier 1 capital (S/ Million) (8)	14,850	14,971	14,784	14,850	14,784
Common equity tier 1 ratio (9)	12.35%	11.45%	11.40%	12.35%	11.40%
BIS ratio (10)	14.47%	15.39%	14.93%	14.47%	14.93%

Share Information
N° of outstanding shares (Million)	11,067	11,067	11,067	11,067	11,067

(1) Shares outstanding of 10,217 million is used for all periods since shares have been issued only for capitalization of profits.

(2) Ratios are annualized.

(3) Averages are determined as the average of period-beginning and period-ending balances.

(4) The funding costs differs from previously reported due to a methodology change in the denominator, which no longer includes the following accounts: acceptances outstanding, reserves for property and casualty claims, reserve for unearned premiums, reinsurance payable and other liabilities.

(5) Cost of risk: Annualized provision for loan losses / Total loans.

(6) Total income includes net interest income, fee income, net gain on foreign exchange transactions, result on exchange difference and net gain on derivatives. Operating expenses includes Salaries and social benefits, administrative, general and tax expenses and depreciation and amortization.

(7) All capital ratios are for BCP Stand-alone and based on Peru GAAP

(8) Tier 1 = Capital + Legal and other capital reserves + Accumulated earnings with capitalization agreement + Unrealized profit and net income in subsidiaries - Goodwill - (0.5 x Investment in subsidiaries) + Perpetual subordinated debt (maximum amount that can be included is 17.65% of Capital + Reserves + Accumulated earnings with capitalization agreement + Unrealized profit and net income in subsidiaries - Goodwill).

(9) Common Equity Tier I = Capital + Reserves – 100% of applicable deductions (investment in subsidiaries, goodwill, intangibles and net deferred taxes that rely on future profitability) + retained earnings + unrealized gains.

(10) Regulatory capital/ risk-weighted assets. Risk weighted assets include market risk and operational risk.

11.4. BCP Stand-alone

BANCO DE CREDITO DEL PERU
STATEMENT OF FINANCIAL POSITION
(In S/ thousands, IFRS)

		As of		% change
	Dec 19	Sep 20	Dec 20	QoQ	YoY
ASSETS
Cash and due from banks
Non-interest bearing	4,091,155	4,571,558	5,322,420	16.4%	30.1%
Interest bearing	18,538,123	25,949,154	25,948,221	0.0%	40.0%
Total cash and due from banks	22,629,278	30,520,712	31,270,641	2.5%	38.2%

Cash collateral, reverse repurchase agreements and securities borrowing	3,045,261	1,767,692	1,345,981	-23.9%	-55.8%

Fair value through profit or loss investments	242	1,874,577	2,168,500	15.7%	N.A.
Fair value through other comprehensive income investments	12,996,039	26,341,443	28,452,224	8.0%	118.9%
Amortized cost investments	3,169,697	3,958,403	4,636,804	17.1%	46.3%

Loans	95,548,693	113,384,719	113,464,992	0.1%	18.8%
Current	92,974,533	110,133,503	109,850,172	-0.3%	18.2%
Internal overdue loans	2,574,160	3,251,216	3,614,820	11.2%	40.4%
Less - allowance for loan losses	(3,811,601)	(7,255,183)	(7,434,988)	2.5%	95.1%
Loans, net	91,737,092	106,129,536	106,030,004	-0.1%	15.6%

Property, furniture and equipment, net	1,547,298	1,447,497	1,429,864	-1.2%	-7.6%
Due from customers on acceptances	535,222	256,238	455,343	77.7%	-14.9%
Investments in associates	2,110,564	1,691,592	2,098,825	24.1%	-0.6%
Other assets (1)	4,107,523	5,610,989	4,964,018	-11.5%	20.9%

Total Assets	141,878,216	179,598,679	182,852,204	1.8%	28.9%

Liabilities and Equity
Deposits and obligations
Non-interest bearing	31,885,834	49,107,276	43,733,838	-10.9%	37.2%
Interest bearing	59,035,217	65,263,615	74,612,197	14.3%	26.4%
Total deposits and obligations	90,921,051	114,370,891	118,346,035	3.5%	30.2%

Payables from repurchase agreements and securities lending	5,744,528	24,169,302	23,736,011	-1.8%	313.2%
BCRP instruments	4,322,203	23,644,352	23,203,388	-1.9%	436.8%
Repurchase agreements with third parties	1,422,325	524,950	532,623	1.5%	-62.6%
Due to banks and correspondents	8,186,521	5,349,981	4,910,261	-8.2%	-40.0%
Bonds and notes issued	14,180,646	13,946,887	13,678,986	-1.9%	-3.5%
Banker’s acceptances outstanding	535,222	256,238	455,343	77.7%	-14.9%
Financial liabilities at fair value through profit or loss	-	116,523	205,898	-	N.A.
Other liabilities (2)	3,456,215	4,148,198	3,299,330	-20.5%	-4.5%
Total Liabilities	123,024,183	162,358,020	164,631,864	1.4%	33.8%

Net equity	18,854,033	17,240,659	18,220,340	5.7%	-3.4%
Capital stock	9,924,006	10,774,006	10,774,006	0.0%	8.6%
Reserves	4,476,256	5,945,313	5,947,808	0.0%	32.9%
Unrealized gains and losses	296,456	330,977	697,475	110.7%	135.3%
Retained earnings	4,157,315	190,363	801,051	320.8%	-80.7%

Total Net Equity	18,854,033	17,240,659	18,220,340	5.7%	-3.4%

Total liabilities and equity	141,878,216	179,598,679	182,852,204	1.8%	28.9%
Off-balance sheet	112,104,535	112,924,725	112,868,480	0.0%	0.7%
Total performance bonds, stand-by and L/Cs.	18,886,836	16,978,003	19,477,403	14.7%	3.1%
Undrawn credit lines, advised but not committed	66,842,575	68,568,756	70,775,980	3.2%	5.9%
Total derivatives (notional) and others	26,375,124	27,377,966	22,615,097	-17.4%	-14.3%

(1) Mainly includes intangible assets, other receivable accounts and tax credit.

(2) Mainly includes other payable accounts.

BANCO DE CREDITO DEL PERU
STATEMENT OF INCOME
(In S/ thousands, IFRS)

		Quarter		% change		Year		% change
	4Q19	3Q20	4Q20	QoQ	YoY	2019	2020	2020 / 2019
Interest income and expense
Interest and dividend income	2,222,330	2,055,845	1,994,352	-3.0%	-10.3%	8,658,769	8,197,914	-5.3%
Interest expense (1)	(575,223)	(572,948)	(423,518)	-26.1%	-26.4%	(2,415,275)	(2,106,029)	-12.8%
Net interest income	1,647,107	1,482,897	1,570,834	5.9%	-4.6%	6,243,494	6,091,885	-2.4%

Provision for credit losses on loan portfolio	(429,442)	(853,111)	(614,866)	-27.9%	43.2%	(1,558,639)	(4,636,694)	197.5%
Recoveries of written-off loans	43,673	33,342	38,392	15.1%	-12.1%	190,984	120,245	-37.0%
Provision for credit losses on loan portfolio, net of recoveries	(385,769)	(819,769)	(576,474)	-29.7%	49.4%	(1,367,655)	(4,516,449)	230.2%

Risk-adjusted net interest income	1,261,338	663,128	994,360	49.9%	-21.2%	4,875,839	1,575,436	-67.7%

Non-financial income
Fee income	640,298	568,394	636,331	12.0%	-0.6%	2,459,545	2,162,357	-12.1%
Net gain on foreign exchange transactions	195,254	151,694	179,165	18.1%	-8.2%	728,156	647,856	-11.0%
Net gain on securities	21,921	174,600	11,196	-93.6%	-48.9%	130,639	125,410	-4.0%
Net gai n from associates	97,515	(254,578)	27,656	-110.9%	-71.6%	385,026	(352,658)	-191.6%
Net gain on derivatives held for trading	(5,436)	11,496	4,410	-61.6%	-181.1%	19,390	49,034	152.9%
Net gain from exchange differences	1,639	2,637	5,840	121.5%	256.3%	3,093	6,227	101.3%
Others	27,640	36,864	31,447	-14.7%	13.8%	194,896	160,377	-17.7%
Total other income	978,831	691,107	896,045	29.7%	-8.5%	3,920,745	2,798,603	-28.6%

Total expenses
Salaries and employee benefits	(458,095)	(386,520)	(366,503)	-5.2%	-20.0%	(1,787,131)	(1,601,800)	-10.4%
Administrative expenses	(558,600)	(411,350)	(527,586)	28.3%	-5.6%	(1,852,952)	(1,638,967)	-11.5%
Depreciation and amortization (2)	(60,225)	(105,744)	(99,495)	-5.9%	65.2%	(226,087)	(424,265)	87.7%
Other expenses	(52,211)	(73,863)	(105,980)	43.5%	103.0%	(138,775)	(385,499)	177.8%
Total expenses	(1,129,131)	(977,477)	(1,099,564)	12.5%	-2.6%	(4,004,945)	(4,050,531)	1.1%

Profit before income tax	1,111,038	376,758	790,841	109.9%	-28.8%	4,791,639	323,508	-93.2%
Income tax	(270,739)	(98,485)	(180,154)	82.9%	-33.5%	(1,167,527)	(57,043)	-95.1%
Net profit	840,299	278,273	610,687	119.5%	-27.3%	3,624,112	266,465	-92.6%
Non-controlling interest	-	-	-	-	-	-	-	-
Net profit attributable to BCP Stand-alone	840,299	278,273	610,687	119.5%	-27.3%	3,624,112	266,465	-92.6%

(1) As of 2019, financing expenses related to lease agreements is included according to the application of IFRS 16.

(2) From this quarter, the effect is being incorporated by the application of IFRS 16, which corresponds to a greater depreciation for the asset for right-of-use". Likewise, the expenses related to the depreciation of improvements in building for rent is being reclassified to the item "Other expenses".

BANCO DE CREDITO DEL PERU
SELECTED FINANCIAL INDICATORS

		Quarter		Year
	4Q19	3Q20	4Q20	2019	2020
Profitability
ROAA (2)(3)	2.4%	0.6%	1.4%	4.9%	4.0%
ROAE (2)(3)	18.2%	6.5%	13.8%	20.2%	1.4%
Net interest margin (1)(2)	4.98%	3.53%	3.60%	4.83%	3.94%
Risk adjusted NIM (1)(2)	3.81%	1.58%	2.28%	3.83%	1.03%
Funding Cost (1)(2)	3.08%	2.29%	1.06%	3.25%	2.23%

Quality of loan portfolio
IOL ratio	2.69%	2.87%	3.19%	2.69%	3.19%
NPL ratio	3.80%	4.07%	4.51%	3.80%	4.51%
Coverage of IOLs	148.1%	223.2%	205.7%	148.1%	205.7%
Coverage of NPLs	104.9%	157.0%	145.1%	104.9%	145.1%
Cost of risk (3)	1.61%	2.89%	2.03%	1.91%	5.31%

Operating efficiency
Oper. expenses as a percent. of total income - reported (4)	43.4%	40.8%	41.5%	40.9%	40.9%
Oper. expenses as a percent. of av. tot. assets (1)(2)	3.07%	2.06%	2.19%	2.77%	2.27%

Capital adequacy
Total regulatory capital (S/ Million)	19,408	21,528	21,210	19,408	21,210
Tier 1 capital (S/ Million) (5)	14,850	14,971	14,784	14,850	14,784
Common equity tier 1 ratio (6)	12.35%	11.45%	11.40%	12.35%	11.40%
BIS ratio (7)	14.47%	15.39%	14.93%	14.47%	14.93%

(1) Ratios are annualized.

(2) Averages are determined as the average of period-beginning and period-ending balances.

(3) Cost of risk: Annualized provision for loan losses / Total loans.

(4) Total income includes net interest income, fee income, net gain on foreign exchange transactions, result on exchange difference and net gain on derivatives. Operating expenses includes Salaries and social benefits, administrative, general and tax expenses and depreciation and amortization.

(5) Tier 1 = Capital + Legal and other capital reserves + Accumulated earnings with capitalization agreement + Unrealized profit and net income in subsidiaries - Goodwill - (0.5 x Investment in subsidiaries) + Perpetual subordinated debt (maximum amount that can be included is 17.65% of Capital + Reserves + Accumulated earnings with capitalization agreement + Unrealized profit and net income in subsidiaries - Goodwill).

(6) Common Equity Tier I = Capital + Reserves – 100% of applicable deductions (investment in subsidiaries, goodwill, intangibles and net deferred taxes that rely on future profitability) + retained earnings + unrealized gains.

(7) Regulatory capital/ risk-weighted assets. Risk weighted assets include market risk and operational risk.

11.5. Mibanco

MIBANCO

(In S/ thousands, IFRS)

	As of			% change
	Dec 19	Sep 20	Dec 20	QoQ	YoY
ASSETS
Cash and due from banks	1,146,596	1,532,886	1,861,011	21.4%	62.3%
Investments	1,521,121	1,453,377	1,435,436	-1.2%	-5.6%
Total loans	10,728,372	12,146,975	12,928,787	6.4%	20.5%
Current	10,055,027	11,271,599	11,904,708	5.6%	18.4%
Internal overdue loans	572,043	732,964	913,273	24.6%	59.7%
Refinanced	101,302	142,412	110,806	-22.2%	9.4%
Allowance for loan losses	-937,075	-1,807,822	-1,821,546	0.8%	94.4%
Net loans	9,791,296	10,339,153	11,107,241	7.4%	13.4%
Property, plant and equipment, net	176,460	158,793	165,559	4.3%	-6.2%
Other assets	1,106,183	1,073,139	1,080,247	0.7%	-2.3%
Total assets	13,741,657	14,557,348	15,649,493	7.5%	13.9%
LIABILITIES AND NET SHAREHOLDERS’ EQUITY
Deposits and obligations	8,558,303	8,289,196	8,661,124	4.5%	1.2%
Due to banks and correspondents	2,124,954	2,138,329	1,362,275	-36.3%	-35.9%
Bonds and subordinated debt	132,280	134,995	132,687	-1.7%	0.3%
Other liabilities	839,842	2,307,485	3,383,480	46.6%	302.9%
Total liabilities	11,655,379	12,870,004	13,539,566	5.2%	16.2%

Net equity	2,086,278	1,687,344	2,109,927	25.0%	1.1%

TOTAL LIABILITIES AND NET SHAREHOLDERS’ EQUITY	13,741,657	14,557,348	15,649,493	7.5%	13.9%

	Quarter			% change			Year		% change
	4Q19	3Q20	4Q20	QoQ		YoY	2019	2020	2020 / 2019
Net interest income	478,516	413,164	386,545	-6.4%		-19.2%	1,898,535	1,550,046	-18.4%
Provision for loan losses, net of recoveries	-96,592	-385,892	-117,946	-69.4%		22.1%	-408,092	-1,090,281	167.2%
Net interest income after provisions	381,925	27,272	268,599	N/A		-29.7%	1,490,444	459,765	-69.2%
Non-financial income(1)	53,246	5,548	59,491	N/A		11.7%	186,037	107,847	-42.0%
Total expenses(1)	-283,888	-257,773	-277,169	7.5%		-2.4%	-1,107,471	-1,088,344	-1.7%
Translation result	-	-	-	0.0%		0.0%	-	-	0.0%
Income taxes	-48,940	66,568	-27,942	-142.0%		-42.9%	-168,284	141,718	-184.2%
Net income	102,343	-158,385	22,979	-114.5%		-77.5%	400,727	-379,014	-194.6%
Efficiency ratio	54.0%	58.7%	55.7%	-300	bps	170 bps	53.1%	63.1%	1000 bps
ROAE(1)	20.9%	-35.8%	4.8%	4060 bps		-1610 bps	20.5%	-18.1%	-3860 bps
ROAE incl. Goowdill(1)	19.6%	-33.2%	4.5%	3770 bps		-1510 bps	19.1%	-16.9%	-3600 bps
L/D ratio	125.4%	146.5%	149.3%	280 bps		2390 bps
IOL ratio	5.3%	6.0%	7.1%	110 bps		180 bps
NPL ratio	6.3%	7.2%	7.9%	70 bps		160 bps
Coverage of IOLs	163.8%	246.6%	199.5%	-4710 bps		3570 bps
Coverage of NPLs	139.2%	206.5%	177.9%	-2860 bps		3870 bps
Branches (2)	323	323	323	-		-
Employees	11,553	11,133	10,781	-352		-772

(1) Figures differ than previously reported, consider the data presented in this report.

(2) Includes Banco de la Nacion branches, which in December-19 and in September-20 were 35 and in December-20 were 34.

11.6. BCP Bolivia

BCP BOLIVIA

(In S/ thousands, IFRS)

	As of			% change
	Dec 19	Sep 20	Dec 20	QoQ	YoY
ASSETS
Cash and due from banks	1,641,784	2,184,964	2,325,205	6.4%	41.6%
Investments	1,267,785	1,282,579	1,483,229	15.6%	17.0%
Total loans	7,619,923	8,449,617	8,838,281	4.6%	16.0%
Current	7,464,400	8,321,906	8,703,786	4.6%	16.6%
Internal overdue loans	133,219	100,875	89,481	-11.3%	-32.8%
Refinanced	22,303	26,835	45,014	67.7%	101.8%
Allowance for loan losses	(231,885)	(434,471)	(614,337)	41.4%	164.9%
Net loans	7,388,038	8,015,146	8,223,944	2.6%	11.3%
Property, plant and equipment, net	49,297	50,678	54,898	8.3%	11.4%
Other assets	134,024	192,489	385,144	100.1%	187.4%
Total assets	10,480,928	11,725,856	12,472,420	6.4%	19.0%

LIABILITIES AND NET SHAREHOLDERS’ EQUITY
Deposits and obligations	8,965,776	10,023,973	10,722,703	7.0%	19.6%
Due to banks and correspondents	42,435	83,660	78,187	-6.5%	84.3%
Bonds and subordinated debt	103,916	110,625	168,936	52.7%	62.6%
Other liabilities	632,328	824,117	811,553	-1.5%	28.3%
Total liabilities	9,744,455	11,042,375	11,781,380	6.7%	20.9%

Net equity	736,473	683,481	691,040	1.1%	-6.2%

TOTAL LIABILITIES AND NET SHAREHOLDERS’ EQUITY	10,480,928	11,725,856	12,472,420	6.4%	19.0%

	Quarter			% change		Year		% change
	4Q19	3Q20	4Q20	QoQ	YoY	2019	2020	2020 / 2019
Net interest income	85,970	91,255	-79,373	-187.0%	-192.3%	329,033	181,692	-44.8%
Provision for loan losses, net of recoveries	(23,777)	(71,996)	(36,599)	-49.2%	53.9%	(60,661)	(245,311)	304.4%
Net interest income after provisions	62,193	19,260	-115,972	-702.2%	-286.5%	268,371	-63,619	-123.7%
Non-financial income	28,622	27,561	31,187	13.2%	9.0%	121,902	110,151	-9.6%
Total expenses	(69,055)	(61,480)	(79,517)	29.3%	15.2%	(268,723)	(260,356)	-3.1%
Translation result	35	(93)	215	N.A.	N.A.	20	134	554.2%
Income taxes	(8,309)	(6,165)	143,500	N.A.	N.A.	(43,063)	139,434	N.A.
Net income	13,487	(20,916)	(20,586)	1.6%	-252.6%	78,508	(74,257)	-194.6%
Efficiency ratio	60.1%	51.2%	N.A.	N.A.	N.A.	60.0%	87.8%	2780 pbs
ROAE	7.6%	-12.1%	-11.9%	20 pbs	-1942 pbs	11.0%	-10.4%	-2140 pbs
L/D ratio	85.0%	84.3%	82.4%	-190 pbs	-256 pbs
IOL ratio	1.75%	1.19%	1.01%	-20 pbs	-74 pbs
NPL ratio	2.04%	1.51%	1.52%	0 pbs	-52 pbs
Coverage of IOLs	174.1%	430.7%	686.6%	25590 pbs	51249 pbs
Coverage of NPLs	149.1%	340.2%	456.8%	11660 pbs	30767 pbs
Branches	54	54	54	0	0
Agentes	446	664	851	187	405
ATMs	301	310	310	0	9
Employees	1,745	1,659	1,650	-9	-95

11.7. Credicorp Capital

Credicorp Capital	Quarter			Year		% change
S/ 000	4Q19	3Q20	4Q20	2019	2020	Dic 20 / Dic 19
Net interest income	-14,922	-5,017	-5,218	-39,490	-28,463	-27.9%
Non-financial income	162,573	185,903	200,660	595,210	682,948	14.7%
Fee income	113,292	133,469	150,734	395,172	475,284	20.3%
Net gain on foreign exchange transactions	2,746	9,121	-9,028	33,381	5,242	-84.3%
Net gain on sales of securities	28,974	61,578	51,504	159,366	162,725	2.1%
Derivative Result	11,086	-26,956	-3,188	-18,067	-6,581	-63.6%
Result from exposure to the exchange rate	4,947	5,306	5,671	5,949	26,748	349.6%
Other income	1,528	3,385	4,967	19,409	19,530	0.6%
Operating expenses (1)	-139,549	-139,487	-169,254	-494,191	-561,236	13.6%
Operating income	8,102	41,399	26,188	61,529	93,249	51.6%
Income taxes	-3,396	-14,397	-12,596	-17,099	-36,536	113.7%
Non-controlling interest	74	219	453	547	816	49.2%
Net income	4,632	26,783	13,139	43,883	55,897	27.4%

* Unaudited results.

(1) Includes: Salaries and employee’s benefits + Administrative expenses + Assigned expenses + Depreciation and amortization + Tax and contributions + Other expenses.

11.8. Atlantic Security Bank

ASB	Quarter			% change
US$ Millions	4Q19	3Q20	4Q20	QoQ	YoY
Total loans	723.8	728.2	736.9	1.2%	1.8%
Total investments	747.2	862.6	949.2	10.0%	27.0%
Total assets	1,694.1	2,149.1	2,111.9	-1.7%	24.7%
Total deposits	1,320.2	1,543.0	1,628.8	5.6%	23.4%
Net shareholder’s equity	195.9	222.9	252.3	13.2%	28.8%
Net income	12.8	-17.0	19.4	-214.5%	51.9%

Interest earning assets (1)

Interest earning assets*	Quarter			% change
US$ 000	4Q19	3Q20	4Q20	QoQ	YoY
Due from banks	103	306	294	-4.2%	185.9%
Total loans	724	728	737	1.2%	1.8%
Investments	674	771	831	7.8%	23.2%
Total interest earning assets	1,500	1,805	1,861	3.1%	24.0%

Liabilities

* Excludes investments in equities and mutual funds.

Liabilities

Liabilities	Quarter			% change
US$ 000	4Q19	3Q20	4Q20	QoQ	YoY
Deposits	1320	1543	1629	5.6%	23.4%
Borrowed Funds	34	98	40	-59.0%	100.0%
Other liabilities	144	286	191	-33.2%	32.7%
Total liabilities	1,498	1,926	1,860	-3.5%	24.1%

Assets under management and Deposits

(US$ Millions)

Portfolio distribution as of December 2020

11.9. Grupo Pacifico

	As of			% change
	Dic 19	Sep 20	Dic 20	QoQ	YoY
Total assets	13,838,009	15,115,751	16,021,597	6.0%	15.8%
Invesment on securities (1)	10,758,564	11,625,405	12,348,185	6.2%	14.8%
Technical reserves	9,953,455	11,098,905	11,694,653	5.4%	17.5%
Net equity	2,801,556	2,829,498	2,971,337	5.0%	6.1%

	Quarter			% change				Year		% change
	4Q19	3Q20	4Q20	QoQ		YoY		2019	2020	2020 / 2019
Net earned premiums	630,804	602,361	657,373	9.1%		4.2%		2,427,437	2,461,195	1.4%
Net claims	(395,718)	(517,735)	(495,532)	-4.3%		25.2%		(1,554,477)	(1,731,944)	11.4%
Net fees	(152,229)	(123,463)	(173,855)	40.8%		14.2%		(572,914)	(572,234)	-0.1%
Net underwriting expenses	(26,644)	(26,991)	(11,234)	-58.4%		-57.8%		(127,710)	(128,488)	0.6%
Underwriting result	56,213	(65,828)	(23,247)	-64.7%		-141.4%		172,336	28,529	-83.4%

Net financial income	158,259	149,354	137,684	-7.8%		-13.0%		578,090	559,784	-3.2%

Total expenses	(118,004)	(105,640)	(119,900)	13.5%		1.6%		(437,490)	(443,626)	1.4%

Other income	13,776	9,972	16,424	64.7%		19.2%		43,855	46,170	5.3%
Traslations results	(925)	(1,500)	(2,276)	51.7%		146.0%		(283)	(2,036)	619.9%
EPS business insurance deduction	17,263	9,417	16,625	76.5%		-3.7%		53,641	60,034	11.9%
Medical Assistance insurance deduction	(9,806)	(10,566)	(17,079)	61.6%		74.2%		(22,636)	(52,020)	129.8%
Income tax	(1,654)	86	391	357.1%		-123.7%		(6,021)	(2,197)	-63.5%

Income before minority interest	115,121	(14,705)	8,621	-158.6%		-92.5%		381,492	194,639	-49.0%
Non-controlling interest	(2,594)	1,496	(921)	-161.5%		-64.5%		(10,165)	(3,796)	-62.7%

Net income	112,527	(13,209)	7,701	-158.3%		-93.2%		371,327	190,843	-48.6%

Ratios
Ceded	16.5%	12.4%	20.6%	820	bps	410	bps	15.5%	16.2%	-80	bps

Loss ratio (2)	62.7%	86.0%	75.4%	-1060	bps	1270	bps	-64.0%	-70.4%	-640	bps
Fees + underwriting expenses, net / net earned premiums	28.4%	25.0%	28.2%	320	bps	-20	bps	-28.9%	-28.5%	40	bps
Operating expenses / net earned premiums	18.7%	17.5%	18.2%	70	bps	-50	bps	-18.0%	-18.0%	0	bps
ROAE (3)(4)	14.8%	-2.1%	1.2%	330	bps	-1360	bps	14.1%	6.7%	-740	bps
Return on written premiums	11.7%	-1.5%	0.7%	220	bps	-1100	bps	10.1%	5.2%	-490	bps
Combined ratio of Life (5)	115.4%	143.4%	135.6%	-780	bps	2020	bps	115.4%	135.6%	2020	bps
Combined ratio of P&C (6)	94.1%	84.8%	81.4%	-340	bps	-1270	bps	94.1%	81.4%	-1270	bps
Equity requirement ratio (7)	1.38	1.33	1.34	0.01	x	-0.04	x	1.38	1.34	-0.04	x

*Financial statements without consolidation adjustments.

(1) Excluding investments in real estate.

(2) Net claims / Net earned premiums.

(3) Includes unrealized gains.

(4) Annualized and average are determined as the average of period beginning and period ending.

(5) (Net claims / Net earned premiums) + Reserves / Net earned premiums) + [(Acquisition cost + total expenses) / Net earned premiums] - (Net Financial Income without real estate sales, securities sales, impairment loss and fluctuation / Net earned premiums).

(6) (Net claims / Net earned premiums) + [(Acquisition cost + total expenses) / Net earned premiums].

(7) Support to cover credit risk, market risk and operational risk.

From 1Q15 and on, Grupo Pacifico’s financial statements reflect the association with Banmedica. This partnership includes:

(i)	the private health insurance business, which is managed by Grupo Pacifico and incorporated in each line of Grupo Pacifico’s financial statements;

(ii)	corporate health insurance for payroll employees; and

(iii)	medical services.

The businesses described in ii) and iii) are managed by Banmedica, therefore they do not consolidate in Grupo Pacifico’s financial statements. The 50% of net income generated by Banmedica is recorded in Grupo Pacifico’s Income Statement as a gain/loss on investments in subsidiaries.

As explained before, corporate health insurance and medical services businesses are consolidated by Banmedica. The following table reflects the consolidated results from which Grupo Pacifico receives the 50% net income.

Corporate Health Insurance and Medical Services

(S/ in thousands)

	Quarter			% change		Year		% change
	4Q19	3Q20	4Q20	QoQ	YoY	2019	2020	2020 / 2019
Results
Net earned premiums	279,050	285,899	288,742	1.0%	3.5%	1,078,181	1,119,511	3.8%
Net claims	(228,400)	(243,096)	(223,322)	-8.1%	-2.2%	(921,650)	(854,107)	-7.3%
Net fees	(12,335)	(12,185)	(11,583)	-4.9%	-6.1%	(48,276)	(47,341)	-1.9%
Net underwriting expenses	(1,693)	(2,646)	(1,997)	-24.5%	18.0%	(9,583)	(10,418)	8.7%
Underwriting result	36,622	27,972	51,839	85.3%	41.6%	98,673	207,645	110.4%

Net financial income	1,573	1,658	1,671	0.8%	6.2%	5,760	5,851	1.6%
Total expenses	(20,715)	(18,340)	(28,515)	55.5%	37.7%	(74,806)	(86,281)	15.3%
Other income	905	513	2,280	344.3%	151.9%	2,789	3,199	14.7%
Traslations results	(716)	776	271	-65.1%	-137.8%	101	3,352	N/A
Income tax	(5,804)	(3,655)	(9,023)	146.9%	55.5%	(10,575)	(42,202)	299.1%

Net income before Medical services	11,866	8,923	18,523	107.6%	56.1%	21,942	91,564	317.3%

Net income of Medical services	22,577	9,936	14,647	47.4%	-35.1%	85,009	28,180	-66.9%

Net income	34,443	18,860	33,170	75.9%	-3.7%	106,951	119,744	12.0%

11.10. Prima AFP

	Quarter			% change		Year		% change
	4Q19	3Q20	4Q20	QoQ	YoY	2019	2020	2020 / 2019
Income from commissions	100,567	89,242	87,314	-2.2%	-13.2%	403,289	352,085	-12.7%
Administrative and sale expenses	(39,639)	(36,958)	(33,670)	-8.9%	-15.1%	(148,906)	(136,563)	-8.3%
Depreciation and amortization	(5,801)	(5,982)	(5,795)	-3.1%	-0.1%	(23,189)	(24,003)	3.5%
Operating income	55,126	46,302	47,849	3.3%	-13.2%	231,195	191,519	-17.2%
Other income and expenses, net (profitability of lace) (*)	8,991	4,855	36,425	650.3%	305.1%	39,311	20,367	-48.2%
Income tax (*)	(17,415)	(12,918)	(21,190)	64.0%	21.7%	(73,836)	(63,022)	-14.6%
Net income before translation results	46,703	38,239	63,084	65.0%	35.1%	196,670	148,863	-24.3%
Translations results	125	(202)	(134)	-33.8%	-206.8%	(81)	(723)	793.9%
Net income	46,828	38,037	62,950	65.5%	34.4%	196,589	148,141	-24.6%
ROAE (1)	27.3%	24.6%	37.7%	1304 pbs	1034 pbs	29.5%	21.2%	-834 pbs

		As of		% change
	4Q19	3Q20	4Q20	QoQ	YoY
Total assets	982,591	1,015,828	1,107,706	9.0%	12.7%
Total liabilities	284,643	379,394	407,536	7.4%	43.2%
Net shareholders’ equity	697,948	636,434	700,170	10.0%	0.3%

(*) The net profitability of lace and mutual funds is being presented net of taxes, for which the retroactive change was made (it was presented gross before)

(1) Net shareholders' equity includes unrealized gains from Prima's investment portfolio.

Funds under management

Funds under management	Set 20	% share	Dec 20	% share
Fund 0	1,030	2.2%	1,084	2.2%
Fund 1	7,281	15.7%	7,817	15.7%
Fund 2	33,162	71.7%	35,732	71.8%
Fund 3	4,783	10.3%	5,157	10.4%
Total S/ Millions	46,255	100%	49,790	100%

Source: SBS

Nominal profitability over the last 12 months

	Set 20 / Set 19	Dec 20 / Dec 19
Fund 0	3.5%	3.0%
Fund 1	5.0%	9.9%
Fund 2	3.2%	8.9%
Fund 3	-3.9%	3.0%

AFP fees

Fee based on flow	1.60%	Applied to the affiliates’ monthly remuneration.
Mixed fee

Flow	0.18%	Applied to the affiliates’ monthly remuneration since June 2017. Feb 17- may 17 =0.87%.

Balance	1.25%	Applies annualy to the new balance since February 2013 for new affiliates to the system and beginning on June 2013 for old affiliates who have chosen this commission scheme.

Main indicators

	Prima	System	% share	Prima	System	% share
Main indicators and market share	3Q20	3Q20	3Q20	4Q20	4Q20	4Q20
Affiliates	2,362,074	7,672,933	30.8%	2,360,161	7,780,721	30.3%
New affiliations (1)(2)	-	100,149	0.0%	-	113,328	0.0%
Funds under management (S/ Millions)	46,255	152,297	30.4%	49,790	164,875	30.2%
Collections (S/ Millions) (1)	848	2,757	30.8%	635	2,009	31.6%
Voluntary contributions (S/ Millions) (3)	1,116	2,419	46.1%	1,111	2,388	46.5%
RAM (S/ Millions) (1)(4)	1,244	3,955	31.4%	1,277	4,083	31.3%

Source: SBS

(1) As of June 2019, another AFP has the exclusivity of affiliations.

(2) Information available as of November 2020.

(3) Information available as of October 2020.

(4) Prima AFP estimate: Average of aggregated income for flow during the last 4 months, excluding special collections and voluntary contribution fees.

11.11. Table of calculations

(1) Averages are determined as the average of period-beginning and period-ending balances.

(2) Includes total deposits, due to banks and correspondents, BCRP instruments, repurchase agreements and bonds and notes issued.

(3) Does not include Life insurance business.

(4) Tier 1 = Capital + Legal and other capital reserves + Accumulated earnings with capitalization agreement + (0.5 x Unrealized profit and net income in subsidiaries) - Goodwill - (0.5 x Investment in subsidiaries) + Perpetual subordinated debt (maximum amount that can be included is 17.65% of Capital + Reserves + Accumulated earnings with capitalization agreement + Unrealized profit and net income in subsidiaries - Goodwill).

(5) Includes investment in subsidiaries, goodwill, intangibles and deferred tax that rely on future profitability.

11.12. Non-recurring events

Non-Recurring Events (Before Tax)
	4Q20	2020
Universal Banking
BCP Zero-interest-rate loans Impairment	26.3	(95.6)
BCP’s Bonds Exchange	0.0	(108.3)
BCB Zero-interest-rate loans Impairment	(148.0)	(148.0)

Microfinance
Mibanco/Bancompartir Zero-interest-rate loans Impairment	28.4	(83.2)
Net Interest Income (1)	(93.2)	(435.0)

IB&WM
ASB Propietary Investment	25.1	97.6

Holdings
Impairment at PE Investment	5.1	(47.1)
Non-Financial Income (2)	30.2	50.5

Universal Banking
BCP COVID-19 Donations	0.0	(100.0)

Microfinance
Mibanco COVID-19 Donations	0.0	(10.0)

Insuranceand Pensions
PGA + Prima COVID-19 Donations	0.0	(8.9)

IB&WM
CC COVID-19 Donations	0.0	(22)
ASB Legal Contingency	0.0	(71.9)

Holdings
ASHC Legal Contingency	(36.2)	(36.2)
Impairment in Bancompartir Goodwill	0.0	(54.0)
Other Expenses(3)	(36.2)	(283.2)

Credicorp (1 +2 + 3)
Total Non-Recurring (BeforeTax)	(99.3)	(667.7)
Total Non-Recurring (After Tax and Minority Interest)	(71.8)	(539.4)

11.13. Glossary of terms

Government Program Loans (“GP or GP loans”)	Loan Portfolio related to Reactiva Peru and FAE-Mype to respond quickly and effectively to liquidity needs and maintain the payment chain.

Structural Loans	Loan Portfolio excluding GP Loans

One-off Impairment	One-off IFRS9 modification loss related to the zero-interest-rate loans to finance frozen installments.

Structural Cost of risk	Cost of Risk related to the Structural Loans. It excludes, in the numerator, provisions for credit losses on GP loans, and in the denominator the total amount of GP Loans.

Structural Internal Overdue Loans (IOL) ratio	IOL Ratio related to the Structural Loans. It excludes the impact of GP Loans.

Structural Early delinquency (>60 - <150)	Early Delinquency Ratio related to the Structural Loans. It excludes the impact of GP
Loans

Structural NPL ratio	NPL Ratio related to the Structural Loans. It excludes the impact of GP Loans.

Structural NIM	NIM related to structural loans and other interest earning assets. It excludes the impact from GP loans and the one-off impairment.

Structural Funding Cost	Funding Cost Ratio excluding the impact of Central Bank funding for GP Loans

Adjusted Income Growth	Income growth excluding the one-off impairment

Adjusted Efficiency ratio	Efficiency ratio excluding the one-off impairment from operating income.